Back to Basics...


F
D
D

FIDELITY D & D BANCORP, INC. – 2007 ANNUAL REPORT



Steven C. Ackmann, President & Chief Executive Officer

Message From the Chairman and the President

We are proud to announce that for 2007, your Company earned a record $4,612,000 a 12% increase over 2006. Shareholders' equity increased by 7% to over $55 Million and our dividend pay out increased from $.88 per share to $.93 per share, a 6 % increase.

These results were achieved under the guidance of our fully engaged Board of Directors and the efforts of a dedicated staff who worked continuously toward making our company a place where people want to do their business. We have successfully worked toward improvements in all areas of our customer experience which has made Fidelity Deposit and Discount Bank the place where people can truly satisfy their financial needs.

Overall, 2007 turned out to be a tough year for the banking industry. One of our prime benchmarks, the interest rate environment, has been extremely difficult for banks as the spread between short and long rates has been mostly flat, putting unpredictable pressure on bank margins. Then in mid year, the sub-prime mortgage problems began to surface nationally. Yet, even with these issues, Fidelity's interest margins actually increased slightly from 3.31% to 3.34%. We did not, and we won't, make sub-prime mortgages.

Notably, our deposits grew more than $15 million or 4% in 2007. Our total Assets ended at $587 million, another record for us. We were pleased by a significant increase in Trust Assets and by our Financial Services sales and revenues, with both areas achieving new heights.

In May 2007, we opened our new Green Ridge office, a key part of our continuing focus on the customer. The office was the culmination of exhaustive efforts to identify the best concepts in retail banking from around the country. Customers seem to agree: since the office relocation, deposits grew by over 22%, and we continue to get rave reviews about the facility, staff and the positive banking experience. The grand opening this spring was unique, attracting over 2,000 guests. Fidelity offered everything from live music to pony rides, face painting, professional document shredding and a grand prize cruise to Bermuda. Designed from the customer's perspective, our new branch has an open and friendly atmosphere. It includes a newly designed first impression desk, an internet café, 24-hour "smart" ATM machine and a conference room which can be used to meet with our customers or for local community organizations, and free coffee and cookies.

The theme of this year's report, Back to Basics, illustrates Fidelity's commitment to bring our customers the paramount in community banking service and professionalism, while continuing to build value for our shareholders. We're focused on developing a corporate culture anchored by a professional and knowledgeable staff. By focusing on the details - how we look, how a branch is organized, how a telephone is answered, how our service personnel interact with the customer - we are creating the right environment for our customers to entrust us with all of their financial needs.

We invite you to stop in and see a thoroughly modern, world-class branch at work. The coffee is on us!

Patrick J Dempsey

Patrick J. Dempsey, Chairman of the Board

Steven C Ackmann

Steven C. Ackmann, President & Chief Executive Officer



Patrick J. Dempsey, Chairman of the Board

Financial Highlights


ASSETS
290 330 370 410 450 490 530 570
$ in millions
2007 2006 2005 2004 2003
$587,412,555
NET LOANS
270 290 310 330 350 370 390 410
$ in millions
2007 2006 2005 2004 2003
$421,424,379
DEPOSITS
290 310 330 350 370 390 410 430
$ in millions
2007 2006 2005 2004 2003
$425,708,361
SHAREHOLDERS' EQUITY
20 25 30 35 40 45 50 55
$ in millions
2007 2006 2005 2004 2003
$55,191,294
NET INCOME
1,700 2,100 2,500 2,900 3,300 3,700 4,100 4,500
$ in thousands
2007 2006 2005 2004 2003
$ 4,611,572

	2007		2006		2005	2004	2003
	Amount	% Change	Amount	% Change	Amount	Amount	Amount
FOR THE YEAR							
Net Interest Income	$ 17,619.282	2.63%	$ 17,168,601	-0.76%	$ 17,299,275	$ 16,215,356	$ 14,224,964
Net Income	$ 4,611,572	11.79%	$ 4,125,283	-10.16%	$ 4,591,697	$ 3,364,474	$ 1,643,248
Cash Dividends	$ 1,921,533	6.67%	$ 1,801,361	10.90%	$ 1,624,263	$ 1,610,423	$ 1,601,898
Return on Average Assets	0.80%		0.73%		0.86%	0.61%	0.29%
Return on Average Equity	8.65%		8.31%		9.64%	7.51%	3.63%
Net Interest Margin	3.34%		3.31%		3.51%	3.20%	2.74%
PER SHARE							
Net Income - Diluted	$ 2.23	10.95%	$ 2.01	-10.67%	$ 2.25	$ 1.67	$ 0.82
Cash Dividends	$ 0.93	5.68%	$ 0.88	10.00%	$ 0.80	$ 0.80	$ 0.80
Book Value	$ 26.62	6.10%	$ 25.09	4.76%	$ 23.95	$ 22.92	$ 21.91
Weighted-Average Shares Outstanding	2,066,683	0.91%	2,047,975	0.83%	2,031,211	2,013,798	2,002,443
AT YEAR END							
Assets	$ 587,412,555	4.46%	$ 562,317,988	3.36%	$ 544,060,698	$ 536,675,138	$ 575,215,466
Earning Assets	$ 549,755,987	4.98%	$ 523,682,180	4.22%	$ 502,480,130	$ 499,849,188	$ 535,579,648
Investment Securities	$ 122,984,160	22.48%	$ 100,410,736	2.80%	$ 97,678,573	$ 115,668,818	$ 139,654,074
Total Loans, net	$ 422,251,629	1.18%	$ 417,321,048	3.41%	$ 403,572,679	$ 382,122,753	$ 386,845,217
Deposits	$ 425,708,361	3.75%	$ 410,334,595	8.13%	$ 379,498,640	$ 365,615,335	$ 401,442,546
Borrowings	$ 102,365,031	6.42%	$ 96,192,360	-14.48%	$ 112,477,185	$ 121,653,234	$ 126,633,012
Shareholders' Equity	$ 55,191,294	6.94%	$ 51,611,863	5.66%	$ 48,846,029	$ 46,366,760	$ 43,931,899
Shares Outstanding at Year End	2,072,929	0.75%	2,057,433	0.87%	2,039,639	2,023,529	2,005,347
RATIOS							
Net Loans to Deposits	99.19%		101.70%		106.34%	104.51%	96.36%
Non-performing Assets to Total Assets	0.67%		0.65%		1.78%	1.99%	1.52%
Equity to Assets	9.40%		9.18%		8.98%	8.64%	7.64%
Tier I Risk Based Capital	12.53%		12.77%		11.99%	12.68%	11.61%
Total Risk Based Capital	13.63%		14.04%		13.26%	13.91%	12.88%

Fidelity BANK
DEPOSIT & DISCOUNT Member FDIC

Board of Directors



Mr. Patrick J. Dempsey is Chairman of the Board. He is also Chairman of the Board of Dempsey Uniform & Linen Supply, Inc. Mr. Dempsey has been a member of the Bank Board since 1985 and the Company Board since 1999.



Mr. Steven C. Ackmann joined the Bank and Company in July 2004 as President and Chief Executive Officer. Mr. Ackmann has been a member of the Bank Board since July 2004 and the Company board since August 2007.



Mr. Samuel C. Cali serves as Chairman Emeritus. Mr. Cali joined the Bank Board in 1958 and the Company Board in 1999. He is a retired business executive.



Mr. Michael J. McDonald is Vice Chairman of the Board. Mr. McDonald is a partner with the law firm of Foley, McLane, Foley, McDonald and MacGregor, P.C. Mr. McDonald has been a member of the Bank Board since 1994 and the Company Board since 1999.



Mr. John T. Cognetti is Secretary of the Board of Directors. He is President of Hinerfeld Realty, Co. Mr. Cognetti joined the Bank Board in 1988 and the Company Board in 1999.



Mr. David L. Tressler, Sr. is a businessman with extensive banking expertise. He is a consultant with The Quandel Group, Inc. Mr. Tressler joined the Bank Board in 1998 and the Company Board in 1999.



Mrs. Mary E. McDonald is Assistant Secretary of the Board of Directors. Mrs. McDonald is a retired educator with substantial business experience. Mrs. McDonald joined the Bank and Company Board in 2000.



Mr. Brian J. Cali maintains a private law practice. Mr. Cali joined the Bank and Company Board in 2001.



From left to right:
Daniel J. Santaniello, Executive Vice President & Chief Operating Officer
Salvatore R. DeFrancesco, Jr., CPA, Executive Vice President & Chief Financial Officer
Steven C. Ackmann, President & Chief Executive Officer
Timothy P. O'Brien, Executive Vice President & Chief Commercial Banking Officer

Good Leadership

Leadership is showing the way, building potential, and raising people's standards higher than they ever thought possible. Our focus on the details, the blocking and tackling and the execution of ideas, has helped us to have some tremendous successes this year. An increase in asset size, deposits, loans, trust and investment assets under management, has helped your Bank to realize its most profitable year in its 104 year history.

We continue to see deposits increase steadily. Both our Retail and Commercial deposits grew by 6% in 2007, highlighting a continued effort to become the primary bank of our customers and to grow our core customer relationships. Much of the growth in deposits was fueled by a 29% increase in the number of checking accounts opened for the year and by our attractive Money Market product.

Besides the growth in net interest income, other key elements to our success include deposit fee income and a continuing effort to improve the credit quality of our loan portfolio. Loan losses have also decreased significantly over the past four years, adding to the profitability of the Bank.

Leading the charge on the retail side is Dan Santaniello, Executive Vice President and Chief Operating Officer. He's built a team that focuses unwavering attention to hiring and training our staff to be trusted financial advisors. This manifests itself by making good hiring choices, upgrading skill sets with training, creating products to enhance each lifestage of our customer. We also focused on how the branch looks, how we interact with our customers, and professional dress. These are just some of the small steps that when combined, are helping to refocus attention on the Fidelity brand promise.

Our Commercial Division has done an excellent job of continuing to increase the quality of our loan portfolio. Our new Chief Commercial Banking Officer, Timothy O'Brien, has already started creating initiatives to increase the effectiveness of our sales staff, building a sales culture that will help our commercial and business bankers become trusted advisors to their customers, not just lenders.

Trusted Advisors


Fidelity BANK
IS YOUR DREAM
A NEW SET
OF WHEELS?
Fidelity BANK
IS YOUR DREAM
SOME HOME
IMPROVEMENT?
Fidelity BANK
IS YOUR DREAM
GETTING OUT
OF DEBT?
Fidelity BANK

Highlighting our staff is an important component to our marketing initiatives, creating awareness of our expertise, putting a face to the name, and helping our customer fulfill their dreams. Our managers Frank Cimino, MaryLou Janeski, and Ellen Kanton are highlighted during a recent loan promotion.

As Aristotle eloquently said, "We are what we repeatedly do. Excellence, then, is not an act, but a habit." Our employees are our competitive edge! They are the touchpoint where a relationship with a customer prospers or fails. Because of this, we're building a culture that continually encourages and expects the very best customer interactions from our employees. We've outlined our model Customer Experience and have set forth a series of expectations for each employee. In addition, we've provided training that helps them identify the right products for the customer, how to have a meaningful and insightful sales conversation about the true needs of the customer, and how to coach and mentor for success. This is an on-going positive process, one that we will build upon year after year.

Focusing on the basics has also led in the direction of branch appearance and "dressing for success". We've made sure that the branches are clean and conducive to insightful and meaningful financial conversations. We created a professional atmosphere where distractions have been minimized.

The final manifestation came in the introduction of a dress code. Now all of our retail staff are easily identified by their attire and can easily be spotted through a sea of customers. Managers and Customer Service Representatives are all in blue and black suits, while tellers are in dress shirts embroidered with Fidelity Bank's name. The customers reaction to our dress code was enthusiasm and delight, making the initiative a resounding success.

All of these items are geared towards helping our employees feel good about their environment and employment. It is important that the customer can depend on the advice given by our staff - their trusted financial advisors. All of these small steps add up to a long journey towards a complete and delightful customer experience for all our customers.

WEST SCRANTON BRANCH GROUND BREAKING









GREEN RIDGE BRANCH GRAND OPENING


Fidelity BANK
GRAND OPENING!






Ride the
Ponies

Building Relationships

CHOICE BANKING

Our goal is to build long-term sustainable relationships with our customers. To do that, we need to make sure that we are adding value to every product and service we offer, that we become our customers trusted financial advisor, and we help our customers identify the financial needs they have throughout their lives.

Research tells us that most people have accounts at three or more financial institutions. The reasons are many, but it's mostly because there's nothing encouraging the customer to create a deep relationship with their Bank. We want to create such a deep and abiding relationship with our customer that they wouldn't even consider using another financial institution. By creating products that provide an incentive to a customer for broadening and deepening their relationship, we've stated clearly that loyal customers who consolidate their financial relationship with us will be rewarded. The introduction of our Choice Banking relationship packages in May 2007 is the culmination of months of work to determine just the right combination of products and services that would appeal to our customers.

But building a relationship is more than just the products and services offered. Our employees are chosen with the greatest care, to build a workforce capable of providing trusted financial advice to all our customers. Training our staff to listen to the needs of our customers and provide expert advice is key to making this partnership work.



William McAndrew, Vice President & Financial Services Manager with Fidelity Asset Management, leads a discussion on retirement planning. The Fidelity Asset Management group contributed greatly to the success of the Bank in 2007 by creating an additional means to solidify relationships with our customers.



Diane Fonner, Assistant Vice President & Corporate Trust Officer

We celebrated a milestone this year, as our Trust Department celebrated not only its 10th anniversary, but also its most successful year ever. This year, personal trust experienced their highest growth of assets under management. Throughout the years, we have served our customers with both personal and corporate trust services, including revocable and irrevocable trust relationships in the form of living trusts, testamentary trusts, life insurance trusts, special needs trusts, investment agency accounts, guardianships, estate administration acting as executor or administrator, Individual Retirement Accounts, 401(k) plans, paying agent and transfer agent services, and cash management.

Diane Fonner joined our team as Corporate Trust Officer, to continue to serve and grow our relationships with school districts and municipalities.

Presenting a professional look to our customers is an important basic component of our customer experience. All Managers and Customer Service Representatives are required to dress in blue or black suits, while tellers are required to wear white shirts embroidered with the Fidelity Bank logo or blue or black suits.

From left to right, front row:
Jennifer Kimes, Teller
Jody Lewis, Assistant Vice President, Retail Branch Manager - Moosic
Sonie Hendricks, Teller

From left to right, back row:
Lisa Morelli, Teller
Mary Sabol, Customer Service Representative
Brad Green, Teller
Anthony Merritt, Teller
Suzette Besciglia, Retail Branch Manager - Keystone Industrial Park


Fidelity BANK

Convenience

RETOOLED AND RE-EQUIPPED BRANCHES

In early May, we opened our newly built Green Ridge branch, replacing an older, in-line mall office. During our June Grand Opening celebration featuring a "Family Fun Day" theme, we attracted over 2,000 people to our branch. Most importantly, during those two days, we opened a number of new accounts, made a tremendous number of new friends, and re-positioned Fidelity in the marketplace. Our new branch is comfortable, inviting, and a resounding success, with a growth in deposits of 22% and a growth in household relationships of 32% since the relocation.

Our West Scranton branch is slated to open early in the third quarter of 2008, with a building design that gets noticed. Built to inform and provide the ultimate in customer experience, the new branch has a comfortable, open area with a reference section to help our customers gain insight into new and additional product information on topics such as mortgages and retirement accounts. A special children's area is designed as a comfortable retreat for the kids when mom or dad are concentrating on banking. Within this branch office, customers will come to find a comfortable seating area to relax, read the paper, and surf the net, while enjoying freshly brewed coffee from the adjacent coffee shop.

To help our customers access their money faster, as well as to continue to improve our efficiency, we introduced Back Counter Capture, which allows our tellers to process deposits quickly, easily and more efficiently. This new technology lets our Branches accept same day deposits through the actual end of a business day and to have them processed through our national check clearing system in record time.


West Scranton branch under construction


West Scranton branch rendering


West Scranton branch teller area rendering


Green Ridge branch interior


Fidelity BANK
Fidelity BANK
Fidelity BANK
GREAT RATE


Another Dream Home
Financed by:
Fidelity BANK
1-570-342-8281
www.bankatfidelity.com

From left to right:
Mary Pierre, Mortgage Underwriter
Melissa Sadaka, Mortgage Underwriter
Sharon Silvon, Mortgage Underwriter
Brian Rinaldi, Mortgage Consultant
Paul Arvay, Mortgage Consultant
Catherine A. Langan, Assistant Vice President & Mortgage Consultant
Bonnie Baker, Assistant Vice President & Residential Mortgage Manager

Community

Doing what's right for our community is a natural extension of doing what's right for our customers. In 2007, our employees generously gave their time to many different organizations including non-profits, service organizations, and economic development groups. Hundreds of hours of time have been donated to groups such as the Boy Scouts, Kiwanis, American Heart Association, Regional Cancer Institute, YMCA, Chambers of Commerce, United Way, local Little Leagues and other children's groups, Dress for Success, Rotary, and more.

As a Community Bank, it is very important that we continue to not only be a good corporate citizen, but a good neighbor as well. Many of you have heard of the sub-prime real estate crisis. The Bank has taken its role as good corporate citizen seriously, and made a conscious decision not to participate in that form of lending. Doing so would not be good for our customers, our shareholders, or our community.

Our Mortgage Department, led by Bonnie Baker, is very careful that we extend only the amount of credit that a customer can reasonably afford. Our Mortgage Consultants, Paul Arvay, Catherine A. Langan, and Brian Rinaldi, are well-versed in explaining all the different types of mortgage products available, determining the needs of the customer, and providing information so that the customer can make an intelligent decision about their home purchase.

Investor Relations

FIDELITY D & D BANCORP, INC.

Blakely and Drinker Streets
Dunmore, PA 18512
(570) 342-8281

WE ARE A PUBLIC COMPANY WHOSE STOCK IS TRADED ON THE OVER THE COUNTER BULLETIN BOARD (OTCBB) UNDER THE SYMBOL FDBC.

REGISTRAR AND TRANSFER AGENT

Shareholders services provided

- Stock transfer
- Dividend reinvestment plan
- Direct deposit of dividends
- Duplicate mailing notification

REGISTRAR AND TRANSFER COMPANY

Attn: Investor Relations
10 Commerce Drive
Cranford, NJ 07016-3572
(800) 368-5948
info@rtco.com
www.rtco.com

SHAREHOLDER/INVESTOR INQUIRIES

Requests for information or assistance regarding Fidelity D & D Bancorp, Inc. stock should be directed to Ms. Barbara Shimkus in our Investor Relations Department at (570) 348-4357 or investor@fddbank.com

MARKET MAKERS

The following firms are believed to presently make a market in Fidelity D & D Bancorp, Inc. stock on the OTCBB

Automated Trading Desk Financial Services, LLC
(843) 789-2000
11 eWall Street
Mount Pleasant, SC 29464

Boenning & Scattergood, Inc.
(610) 832-1212
Four Tower Bridge
200 Barr Harbor Drive, Suite 300
West Conshohocken, PA 19428

Ferris, Baker Watts, Incorporated
(410) 685-2600
100 Light Street
Ninth Floor
Baltimore, MD 21202

Hill, Thompson, Magid & Co., Inc.
(201) 434-6900
15 Exchange Place
Suite 800
Jersey City, NJ 07302

Knight Equity Markets, L.P.
(201) 557-6844
545 Washington Boulevard
Jersey City, NJ 07310

Monroe Securities, Inc.
(312) 327-2530
100 North Riverside Plaza
Suite 1620
Chicago, IL 60606

Pershing, LLC
(201) 413-2930
One Pershing Plaza
Eighth Floor
Jersey City, NJ 07399

Ryan Beck & Co., Inc.
(973) 597-6000
18 Columbia Turnpike
First Floor
Florham Park, NJ 07932

UBS Securities LLC
(203) 719-7448
677 Washington Boulevard
Sixth Floor
Stamford, CT 06901

Branches and ATMs


LACKAWANNA COUNTY
Childs
Eynon
Peckville
Dunmore
Clarks Summit
Scranton
Moosic
Pittston
West Pittston
Kingston
LUZERNE COUNTY

BRANCH AND ATM LOCATIONS

Abington Office
1311 Morgan Highway
Clarks Summit, PA 18411
570-586-3212

Downtown Scranton
139 Wyoming Avenue
Scranton, PA 18503
570-344-4994

Eynon Office
511 Scranton-Carbondale Highway
Eynon, PA 18403
570-521-5000

Fidelity Financial Center
338 N. Washington Avenue
Scranton, PA 18503
570-504-8001

Green Ridge Plaza
111 Green Ridge St.
Scranton, PA 18509
570-342-5532

Keystone Industrial Park
1232 Keystone Industrial Park Road
Dunmore, PA 18512
570-348-4003

Kingston Office
247 Wyoming Avenue
Kingston, PA 18704
570-338-0119

Main Office
Blakely & Drinker Streets
Dunmore, PA 18512
570-342-8281

Moosic Office
4010 Birney Avenue
Moosic, PA 18507
570-504-0789

Peckville Office
1598 Main Street
Peckville, PA 18452
570-483-3300

Pittston Office
403 Kennedy Boulevard
Pittston, PA 18640
570-883-7339

West Pittston Office
801 Wyoming Avenue
West Pittston, PA 18643
570-908-0103

ATM ONLY LOCATIONS

Convenient Food Mart
100 Highland Avenue
Clarks Summit, PA 18411

Marywood University
Nazareth Hall
Scranton, PA 18509

Snö Mountain Ski Lodge
1000 Montage Mountain Road
Moosic, PA 18507

T's Corner News
1000 Providence Road
Scranton, PA 18508

The Ice Box
3 West Olive Street
Scranton, PA 18508

The Shoppes at Montage
1035 Shoppes Blvd.
Moosic, PA 18507

U.S. Mini Marts
511 Main Street
Childs, PA 18407

TRUST DEPARTMENT

Personal and Corporate Trust, Estate Administration and Investment Services

Main Office
Blakely & Drinker Streets
Dunmore, PA 18512
570-504-2244

FIDELITY ASSET MANAGEMENT

Full Brokerage and Insurance Services

Main Office
Blakely & Drinker Streets
Dunmore, PA 18512
570-504-2206

CUSTOMER CARE CENTER

570-342-8281
800-388-4380

Directors, Officers, & Supervisors

FIDELITY D & D BANCORP, INC. BOARD OF DIRECTORS AND OFFICERS

DIRECTORS
Samuel C. Cali, Chairman Emeritus
Patrick J. Dempsey, Chairman of the Board
Michael J. McDonald, Vice Chairman
John T. Cognetti, Secretary of the Board
Mary E. McDonald, Assistant Secretary of the Board
Brian J. Cali, Esq.
David L. Tressler, Sr.
Steven C. Ackmann, President & Chief Executive Officer

OFFICERS
Steven C. Ackmann, President & Chief Executive Officer
Daniel J. Santaniello, Vice President & Chief Operating Officer
Salvatore R. DeFrancesco, Jr., CPA, Treasurer & Chief Financial Officer
Barbara Shimkus, Assistant Secretary to the Board & Investor Relations Officer
Diane Davis, Assistant Secretary to the Board

FIDELITY DEPOSIT DISCOUNT BANK OFFICERS AND STAFF

EXECUTIVE MANAGEMENT
Steven C. Ackmann, President & Chief Executive Officer
Daniel J. Santaniello, Executive Vice President & Chief Operating Officer
Salvatore R. DeFrancesco, Jr., CPA, Executive Vice President & Chief Financial Officer
Timothy P. O'Brien, Executive Vice President & Chief Commercial Banking Officer
John T. Piszak, Senior Vice President & Chief Risk Officer

FINANCIAL DIVISION
Robert Farrell, Vice President & Cashier and Controller
Alexander T. Behr, Vice President & Financial Analyst
Mary Ann Coviello, Account Services Manager

RETAIL BANKING DIVISION
Michelle Carr, Vice President & Regional Retail Banking Manager
Donna Gizenski, Vice President & Regional Retail Banking Manager
Frances Banick, Assistant Vice President, Assistant Secretary to the Board & Customer Service Specialist
Maryann Ellefsen, Assistant Vice President & Retail Services Manager
Catherine A. Langan, Assistant Vice President & Mortgage Consultant
Jody Lewis, Assistant Vice President & Retail Branch Manager- Moosic
Victoria Randis, Assistant Vice President & Consumer Loan Manager
Bonnie Baker, Assistant Vice President & Residential Mortgage Manager
Suzette Besciglia, Retail Branch Manager - Keystone Industrial Park
Jacqueline Castellani, Retail Branch Manager - Financial Center
Frank Cimino, Retail Branch Manager - Kingston
Susan Colborn, Retail Branch Manager - Peckville
MaryLou Janeski, Retail Branch Manager - Scranton
Ellen Kanton, Retail Branch Manager - Abington
Dina Scavone, Retail Branch Manager - Pittston / West Pittston
Karen Sweeney, Retail Branch Manager - Dunmore
Christine Valvano, Retail Branch Manager - Green Ridge
Maureen Williamson, Retail Branch Manager - West Scranton
Richard Healey, Customer Care Center Manager
Margaret Dermody, Consumer Loan Specialist
Paul Arvay, Mortgage Consultant
Brian Rinaldi, Mortgage Consultant

TRUST
Mary McNichols, Vice President & Trust Officer
Diane Fonner, Assistant Vice President & Corporate Trust Officer
Virginia Kielar, Trust Operations Manager

FIDELITY ASSET MANAGEMENT
William McAndrew, Vice President & Financial Services Manager

COMMERCIAL BANKING DIVISION
James T. Gorman, Executive Vice President & Market Manager, Luzerne County
Francis Crowley, Senior Vice President & Commercial Banking Officer
John Ferrett, Senior Vice President & Commercial Banking Officer
John Keeler, Senior Vice President & Government Banking Officer
Thomas Zabresky, Senior Vice President & Commercial Banking Officer
John Cantarella, Vice President & Small Business Sales Manager
Marilyn Skettino, Vice President & Small Business Banking Manager
Rosalia Strausser, Vice President & Business Banking Officer
Harold Wesley, Assistant Vice President & Business Banking Officer
Kathleen Timlin, Business Banking Officer
Doreen Calpin, Cash Management Officer

RISK MANAGEMENT DIVISION
John Corcoran, Vice President & Resource Recovery Manager
Thomas Caswell, Assistant Vice President & Credit Analysis Supervisor
Laura Rivezzi, Assistant Vice President & Security Officer
Darlene Roberts, Assistant Vice President, Compliance Officer & Bank Secrecy Act Officer
Richard Strauss, Assistant Vice President & Loan Workout Officer
Robert Siarniak, Assistant Vice President & Collections Manager
Mary Alice Washko, Credit Administrator

SUPPORT SERVICES
Theresa Ferraro, Vice President & Human Resources Manager
Nadine Marranca, Vice President & Senior Banking Operations Officer
Joann Marsili, Vice President & Marketing Director
Yvonne DelRosso, Assistant Vice President & Information Technology Manager
Maureen Polster, Assistant Vice President & Loan Operations Officer
Barbara Shimkus, Assistant Vice President & Executive Secretary
Sharon VanLeuven, Assistant Vice President & Data Processing Manager
Denise Bernier, Electronic Banking Manager
Elizabeth Loughney, Deposit Operations Manager
Elaine Motichka, Loan Operations Specialist
Beth Munson, Imaging Supervisor
George Yakubisin, Facilities Manager

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 10-K

☒ ANNUAL REPORT UNDER SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

FOR THE FISCAL YEAR ENDED DECEMBER 31, 2007

COMMISSION FILE NUMBER 333-90273

FIDELITY D & D BANCORP, INC.

COMMONWEALTH OF PENNSYLVANIA I.R.S. EMPLOYER IDENTIFICATION NO: **23-3017653**

BLAKELY AND DRINKER STREETS
DUNMORE, PENNSYLVANIA 18512
TELEPHONE NUMBER (570) 342-8281

SECURITIES REGISTERED UNDER SECTION 12(b) OF THE ACT:
None

SECURITIES REGISTERED UNDER SECTION 12(g) OF THE ACT:
Common Stock, without par value

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act. Yes ☐ No ☒

Indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or Section 15(d) of the Act. Yes ☐ No ☒

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days. Yes ☒ No ☐

Indicate by check mark if disclosure of delinquent filers pursuant to Item 405 of Regulation S-K is not contained herein, and will not be contained, to the best of the registrant's knowledge, in definitive proxy or information statements incorporated by references in Part III of this Form 10-K or any amendment to this Form 10-K. ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer or a smaller reporting company. See definition of "large accelerated filer," "accelerated filer" and "smaller reporting company" in Rule 12b-2 of the Exchange Act. (Check One)

Large accelerated filer ☐	Accelerated filer ☐
Non-accelerated filer ☐ (Do not check if a smaller reporting company)	Smaller reporting company ☒

Indicate by check mark whether the registrant is a shell company (as defined in Rule 12B-2 of the Act). Yes ☐ No ☒

Aggregate market value of the voting common stock held by non-affiliates of the registrant equals $54,750,683, as of June 30, 2007, based on a market price of $32.10. The number of shares of common stock outstanding as of February 29, 2008, was 2,075,182.

DOCUMENTS INCORPORATED BY REFERENCE

Excerpts from the Registrant's 2007 Annual Report to Shareholders are incorporated herein by reference in response to Part I. Portions of the Registrant's definitive Proxy Statement to be used in connection with the 2008 Annual Meeting of Shareholders are incorporated herein by reference in partial response to Part II and Part III.

Fidelity D & D Bancorp, Inc.
2007 Annual Report on Form 10-K
Table of Contents

FIDELITY D & D BANCORP, INC.

PART I

ITEM 1: BUSINESS

Fidelity D & D Bancorp, Inc. (the Company) was incorporated in the Commonwealth of Pennsylvania, on August 10, 1999, and is a bank holding company, whose wholly-owned state chartered commercial bank is The Fidelity Deposit and Discount Bank (the Bank) (collectively, the Company). The Company is headquartered at Blakely and Drinker Streets in Dunmore, Pennsylvania.

The Bank has offered a full range of traditional banking services since it commenced operations in 1903. The Bank has a personal and corporate trust department and also provides alternative financial and insurance products with asset management services. A complete list of services provided by the Bank is detailed in the section entitled "Products and Services" contained within the 2007 Annual Report to Shareholders, incorporated by reference. The service area is comprised of the Borough of Dunmore and the surrounding communities within Lackawanna and Luzerne counties.

The banking business is highly competitive, and the profitability of the Company depends principally upon the Company's ability to compete in its market area. The Company competes with, among other sources, the following:

- local community banks
- savings banks
- regional banks
- credit unions
- savings & loans
- insurance companies
- money market funds
- mutual funds
- small loan companies
- other financial service companies

The Company has been able to compete effectively with other financial institutions by emphasizing technology and customer service, including local decision making on loans. These efforts enabled the Bank to establish long-term customer relationships and build customer loyalty by providing products and services designed to address the specific needs of its customers.

There are no concentrations of loans that, if lost, would have a materially adverse effect on the continued business of the Bank. The Bank's loan portfolio does not have a material concentration within a single industry or group of related industries that are vulnerable to the risk of a near-term severe impact. However, the Company's success is dependent, to a significant degree, on economic conditions in Northeastern Pennsylvania, especially in Lackawanna and Luzerne counties, which the Company defines as its primary market area. The banking industry is affected by general economic conditions including the effects of inflation, recession, unemployment, real estate values, trends in national and global economies and other factors beyond the Company's control. An economic recession or a delayed economic recovery over a prolonged period of time in the Company's primary market area could cause an increase in the level of the Bank's non-performing assets and loan losses, and thereby cause operating losses, impairment of liquidity and erosion of capital. We cannot assure you that adverse changes in the local economy would not have a material effect on the Company's future consolidated financial condition, results of operations and cash flows.

The Company had 188 full-time equivalent employees on December 31, 2007, which includes exempt officers and part-time employees.

Federal and state banking laws contain numerous provisions that affect various aspects of the business and operations of the Company and the Bank. The Company is subject to, among others, the regulations of the Securities and Exchange Commission (the SEC) and the Federal Reserve Board (the FRB) and the Bank is subject to, among others, the regulations of the Pennsylvania Department of Banking and the Federal Deposit Insurance Corporation (the FDIC). Refer to Part II, Item 7 "Supervision and Regulation" for descriptions of and references to applicable statutes and regulations which are not intended to be complete descriptions of these provisions or their effects on the Company or the Bank. They are summaries only and are qualified in their entirety by reference to such statutes and regulations. Applicable regulations relate to, among other things:

- operations
- securities
- risk management
- consumer compliance
- mergers
- consolidation
- reserves
- dividends
- branches
- capital adequacy

Annually, the Bank is examined by the Pennsylvania Department of Banking and/or the FDIC. The last examination was conducted by the FDIC as of December 31, 2006. During the preparation and prior to the filing of this Form 10-K, the Bank was in the process of being examined by the Pennsylvania Department of Banking as of December 31, 2007.

The Company's website address is http://www.bankatfidelity.com. The Company makes available through this website the annual reports on Form 10-K, quarterly reports on Form 10-Q and current reports on Form 8-K and amendments to those reports as soon as reasonably practical after filing with the SEC. You may read and copy any materials filed with the SEC at the SEC's Public Reference Room at 100 F Street, NE, Washington, DC 20549. You may obtain information on the operation of the Public Reference Room by calling the SEC at (202) 551-8090. The SEC also maintains an internet site that contains reports, proxy and information statements and other information about the Company at http://www.sec.gov.

The Company's accounting policies and procedures are designed to comply with accounting principles generally accepted in the United States of America (GAAP). Refer to "Critical Accounting Policies," which are incorporated by reference in Part II, Item 7.

ITEM 1A: RISK FACTORS

An investment in the Company's common stock is subject to risks inherent to the Company's business. The material risks and uncertainties that management believes affect the Company are described below. Before making an investment decision, you should carefully consider the risks and uncertainties described below together with all of the other information included or incorporated by reference in this report. The risks and uncertainties described below are not the only ones facing the Company. Additional risks and uncertainties that management is not aware of or focused on or that management currently deems immaterial may also impair the Company's business operations. This report is qualified in its entirety by these risk factors.

If any of the following risks actually occur, the Company's financial condition and results of operations could be materially and adversely affected. If this were to happen, the value of the Company's common stock could decline significantly, and you could lose all or part of your investment.

Risks Related to the Company's Business

The Company's business is subject to interest rate risk and variations in interest rates may negatively affect its financial performance.

Changes in the interest rate environment may reduce profits. The Company's earnings and cash flows are largely dependent upon its net interest income. Net interest income is the difference between the interest earned on loans, securities and other interest-earning assets, and interest paid on deposits, borrowings and other interest-bearing liabilities. As prevailing interest rates change, net interest spreads are affected by the difference between the maturities and re-pricing characteristics of interest-earning assets and interest-bearing liabilities. In addition, loan volume and yields are affected by market interest rates on loans, and rising interest rates generally are associated with a lower volume of loan originations. An increase in the general level of interest rates may also adversely affect the ability of certain borrowers to pay the interest on and principal of their obligations. Accordingly, changes in levels of market interest rates could materially adversely affect the Company's net interest spread, asset quality, loan origination volume and overall profitability.

The Company is subject to lending risk.

There are inherent risks associated with the Company's lending activities. These risks include, among other things, the impact of changes in interest rates and changes in the economic conditions in the markets where the Company operates as well as those across the Commonwealth of Pennsylvania and the United States. Increases in interest rates and/or weakening economic conditions could adversely impact the ability of borrowers to repay outstanding loans or the value of the collateral securing these loans. The Company is also subject to various laws and regulations that affect its lending activities. Failure to comply with applicable laws and regulations could subject the Company to regulatory enforcement action that could result in the assessment of significant civil money penalties against the Company.

As of December 31, 2007, approximately 51% of the Company's loan portfolio consisted of commercial, commercial real estate and real estate construction loans. These types of loans are generally viewed as having more risk of default than residential real estate loans or consumer loans. These types of loans are also typically larger than residential real estate loans and consumer loans. Because the Company's loan portfolio contains a significant number of commercial, commercial real estate and construction loans with relatively large balances, the deterioration of one or a few of these loans could cause a significant increase in non-performing loans. An increase in non-performing loans could result in a net loss of earnings from these loans, an increase in the provision for possible loan losses and an increase in loan charge-offs, all of which could have a material adverse effect on the Company's financial condition and results of operations.

The Company's allowance for possible loan losses may be insufficient.

The Company maintains an allowance for possible loan losses, which is a reserve established through a provision for possible loan losses charged to expense, that represents management's best estimate of probable losses that have been incurred within the existing portfolio of loans. The allowance, in the judgment of management, is necessary to reserve for estimated loan losses and risks inherent in the loan portfolio. The level of the allowance reflects management's continuing evaluation of industry concentrations; specific credit risks; loan loss experience; current loan portfolio quality; present economic, political and regulatory conditions and unidentified losses inherent in the current loan portfolio. The determination of the appropriate level of the allowance for possible loan losses inherently involves a high degree of subjectivity and requires the Company to make significant estimates of current credit risks and future trends, all of which may undergo material changes. Changes in economic conditions affecting borrowers, new information regarding existing loans, identification of additional problem loans and other factors, both within and outside of the Company's control, may require an increase in the allowance for possible loan losses. In addition, bank regulatory agencies periodically review the Company's allowance for loan losses and may require an increase in the provision for possible loan losses or the recognition of further loan charge-offs, based on judgments different than those of management. In addition, if charge-offs in future periods exceed the allowance for possible loan losses, the Company will need additional provisions to increase the allowance for possible loan losses. Any increases in the allowance for loan losses will result in a decrease in net income and capital and may have a material adverse effect on the Company's financial condition and results of operations.

The Company is subject to environmental liability risk associated with lending activities.

A significant portion of the Company's loan portfolio is secured by real property. During the ordinary course of business, the Company may foreclose on and take title to properties securing certain loans. In doing so, there is a risk that hazardous or toxic substances could be found on these properties. If hazardous or toxic substances are found, the Company may be liable for remediation costs, as well as for personal injury and property damage. Environmental laws may require the Company to incur substantial expenses and may materially reduce the affected property's value or limit the Company's ability to use or sell the affected property. In addition, future laws or more stringent interpretations or enforcement policies with respect to existing laws may increase the Company's exposure to environmental liability. Although the Company has policies and procedures to perform an environmental review before initiating any foreclosure action on real property, these reviews may not be sufficient to detect all potential environmental hazards. The remediation costs and any other financial liabilities associated with an environmental hazard could have a material adverse effect on the Company's financial condition and results of operations.

The Company's profitability depends significantly on economic conditions in the Commonwealth of Pennsylvania and the local region in which it conducts business.

The Company's success depends primarily on the general economic conditions of the Commonwealth of Pennsylvania and the specific local markets in which the Company operates. Unlike larger national or other regional banks that are more geographically diversified, the Company provides banking and financial services to customers primarily in Lackawanna and Luzerne Counties. The local economic conditions in these areas have a significant impact on the demand for the Company's products and services as well as the ability of the Company's customers to repay loans, the value of the collateral securing loans and the stability of the Company's deposit funding sources. A significant decline in general economic conditions, caused by inflation, recession, acts of terrorism, an outbreak of hostilities or other international or domestic occurrences, unemployment, changes in securities markets or other factors could impact these local economic conditions and, in turn, have a material adverse effect on the Company's financial condition and results of operations.

There is no assurance that the Company will be able to successfully compete with others for business.

The Company competes for loans, deposits and investment dollars with numerous regional and national banks and other community banking institutions, as well as other kinds of financial institutions and enterprises, such as securities firms, insurance companies, savings associations, credit unions, mortgage brokers and private lenders. Many competitors have substantially greater resources than the Company does, and operate under less stringent regulatory environments. The differences in resources and regulations may make it more difficult for the Company to compete profitably, reduce the rates that it can earn on loans and investments, increase the rates it must offer on deposits and other funds, and adversely affect its overall financial condition and earnings.

The Company is subject to extensive government regulation and supervision.

The Company, primarily through the Bank, is subject to extensive federal and state regulation and supervision. Banking regulations are primarily intended to protect depositors' funds, federal deposit insurance funds and the banking system as a whole, not shareholders. These regulations affect the Company's lending practices, capital structure, investment practices, dividend policy and growth, among other things. Federal or commonwealth regulatory agencies continually review banking laws, regulations and policies for possible changes. Changes to statutes, regulations or regulatory policies, including changes in interpretation or implementation of statutes, regulations or policies, could affect the Company in substantial and unpredictable ways. Such changes could subject the Company to additional costs, limit the types of financial services and products the Company may offer and/or increase the ability of non-banks to offer competing financial services and products, among other things. Failure to comply with laws, regulations or policies could result in sanctions by regulatory agencies, civil money penalties and/or reputation damage, which could have a material adverse effect on the Company's business, financial condition and results of operations. While the Company has policies and procedures designed to prevent any such violations, there can be no assurance that such violations will not occur.

The Company's controls and procedures may fail or be circumvented.

Management regularly reviews and updates the Company's internal controls, disclosure controls and procedures, and corporate governance policies and procedures. Any system of controls, however well designed and operated, is based in part on certain assumptions and can provide only reasonable, not absolute, assurances that the objectives of the system are met. Any failure or circumvention of the Company's controls and procedures or failure to comply with regulations related to controls and procedures could have a material adverse effect on the Company's business, results of operations and financial condition.

New lines of business or new products and services may subject the Company to additional risks.

From time-to-time, the Company may implement new lines of business or offer new products and services within existing lines of business. There are substantial risks and uncertainties associated with these efforts, particularly in instances where the markets are not fully developed. In developing and marketing new lines of business and/or new products and services the Company may invest significant time and resources. Initial timetables for the introduction and development of new lines of business and/or new products or services may not be achieved and price and profitability targets may not prove feasible. External factors, such as compliance with regulations, competitive alternatives, and shifting market preferences, may also impact the successful implementation of a new line of business or a new product or service. Furthermore, any new line of business and/or new product or service could have a significant impact on the effectiveness of the Company's system of internal controls. Failure to successfully manage these risks in the development and implementation of new lines of business or new products or services could have a material adverse effect on the Company's business, results of operations and financial condition.

The Company's ability to pay dividends depends primarily on dividends from its banking subsidiary, which is subject to regulatory limits.

The Company is a bank holding company and its operations are conducted by its subsidiary. Its ability to pay dividends depends on its receipt of dividends from its subsidiary. Dividend payments from its banking subsidiary are subject to legal and regulatory limitations, generally based on net profits and retained earnings, imposed by the various banking regulatory agencies. The ability of its subsidiary to pay dividends is also subject to its profitability, financial condition, capital expenditures and other cash flow requirements. There is no assurance that its subsidiary will be able to pay dividends in the future or that the Company will generate adequate cash flow to pay dividends in the future. The Company's failure to pay dividends on its common stock could have a material adverse effect on the market price of its common stock.

The Company's future acquisitions could dilute your ownership and may cause it to become more susceptible to adverse economic events.

The Company may use its common stock to acquire other companies or make investments in banks and other complementary businesses in the future. The Company may issue additional shares of common stock to pay for future acquisitions, which would dilute your ownership interest in the Company. Future business acquisitions could be material to the Company, and the degree of success achieved in acquiring and integrating these businesses into the Company could have a material effect on the value of the Company's common stock. In addition, any acquisition could require it to use substantial cash or other liquid assets or to incur debt. In those events, it could become more susceptible to economic downturns and competitive pressures.

The Company may not be able to attract and retain skilled people.

The Company's success depends, in large part, on its ability to attract and retain key people. Competition for the best people in most activities engaged in by the Company can be intense and the Company may not be able to hire people or to retain them. The unexpected loss of services of one or more of the Company's key personnel could have a material adverse impact on the Company's business because of their skills, knowledge of the Company's market, years of industry experience and the difficulty of promptly finding qualified replacement personnel. The Company has an employment agreement with its President and Chief Executive Officer.

The Company's information systems may experience an interruption or breach in security.

The Company relies heavily on communications and information systems to conduct its business. Any failure, interruption or breach in security of these systems could result in failures or disruptions in the Company's customer relationship management, general ledger, deposit, loan and other systems. While the Company has policies and procedures designed to prevent or limit the effect of the failure, interruption or security breach of its information systems, there can be no assurance that any such failures, interruptions or security breaches will not occur or, if they do occur, that they will be adequately addressed. The occurrence of any failures, interruptions or security breaches of the Company's information systems could damage the Company's reputation, result in a loss of customer business, subject the Company to additional regulatory scrutiny, or expose the Company to civil litigation and possible financial liability, any of which could have a material adverse effect on the Company's financial condition and results of operations.

The Company continually encounters technological change.

The financial services industry is continually undergoing rapid technological change with frequent introductions of new technology-driven products and services. The effective use of technology increases efficiency and enables financial institutions to better serve customers and to reduce costs. The Company's future success depends, in part, upon its ability to address the needs of its customers by using technology to provide products and services that will satisfy customer demands, as well as to create additional efficiencies in the Company's operations. Many of the Company's competitors have substantially greater resources to invest in technological improvements. The Company may not be able to effectively implement new technology-driven products and services or be successful in marketing these products and services to its customers. Failure to successfully keep pace with technological change affecting the financial services industry could have a material adverse impact on the Company's business and, in turn, the Company's financial condition and results of operations.

The Company is subject to claims and litigation pertaining to fiduciary responsibility.

From time-to-time, customers make claims and take legal action pertaining to the Company's performance of its fiduciary responsibilities. Whether customer claims and legal action related to the Company's performance of its fiduciary responsibilities are founded or unfounded, if such claims and legal actions are not resolved in a manner favorable to the Company they may result in significant financial liability and/or adversely affect the market perception of the Company and its products and services as well as impact customer demand for those products and services. Any financial liability or reputation damage could have a material adverse effect on the Company's business, which, in turn, could have a material adverse effect on the Company's financial condition and results of operations.

Severe weather, natural disasters, acts of war or terrorism and other external events could significantly impact the Company's business.

Severe weather, natural disasters, acts of war or terrorism and other adverse external events could have a significant impact on the Company's ability to conduct business. Such events could affect the stability of the Company's deposit base, impair the ability of borrowers to repay outstanding loans, impair the value of collateral securing loans, cause significant property damage, result in loss of revenue and/or cause the Company to incur additional expenses. Severe weather or natural disasters, acts of war or terrorism or other adverse external events may occur in the future. Although management has established disaster recovery policies and procedures, the occurrence of any such event could have a material adverse effect on the Company's business, which, in turn, could have a material adverse effect on the Company's financial condition and results of operations.

Risks Associated with the Company's Common Stock

The Company's stock price can be volatile.

Stock price volatility may make it more difficult for you to resell your common stock when you want and at prices you find attractive. The Company's stock price can fluctuate significantly in response to a variety of factors including, among other things:

- Actual or anticipated variations in quarterly results of operations.
- Recommendations by securities analysts.
- Operating and stock price performance of other companies that investors deem comparable to the Company.
- News reports relating to trends, concerns and other issues in the financial services industry.
- Perceptions in the marketplace regarding the Company and/or its competitors.
- New technology used, or services offered, by competitors.
- Significant acquisitions or business combinations, strategic partnerships, joint ventures or capital commitments by or involving the Company or its competitors.
- Failure to integrate acquisitions or realize anticipated benefits from acquisitions.
- Changes in government regulations.
- Geopolitical conditions such as acts or threats of terrorism or military conflicts.

General market fluctuations, industry factors and general economic and political conditions and events, such as economic slowdowns or recessions, interest rate changes or credit loss trends, could also cause the Company's stock price to decrease regardless of operating results.

The trading volume in the Company's common stock is less than that of other larger financial services companies.

The Company's common stock is listed for trading on the over-the-counter bulletin board; the trading volume in its common stock is less than that of other larger financial services companies. A public trading market having the desired characteristics of depth, liquidity and orderliness depends on the presence in the marketplace of willing buyers and sellers of the Company's common stock at any given time. This presence depends on the individual decisions of investors and general economic and market conditions over which the Company has no control. Given the lower trading volume of the Company's common stock, significant sales of the Company's common stock, or the expectation of these sales, could cause the Company's stock price to fall.

An investment in the Company's common stock is not an insured deposit.

The Company's common stock is not a bank deposit and, therefore, is not insured against loss by the FDIC, any other deposit insurance fund or by any other public or private entity. Investment in the Company's common stock is inherently risky for the reasons described in this "Risk Factors" section and elsewhere in this report and is subject to the same market forces that affect the price of common stock in any company. As a result, if you acquire the Company's common stock, you may lose some or all of your investment.

The Company's articles of incorporation and by-laws, as well as certain banking laws, may have an anti-takeover effect.

Provisions of the Company's articles of incorporation and by-laws, federal banking laws, including regulatory approval requirements, could make it more difficult for a third party to acquire the Company, even if doing so would be perceived to be beneficial to the Company's shareholders. The combination of these provisions effectively inhibits a non-negotiated merger or other business combination, which, in turn, could adversely affect the market price of the Company's common stock.

Risks Associated with the Company's Industry

Future governmental regulation and legislation could limit the Company's future growth.

The Company is a registered bank holding company, and its subsidiary bank is a depository institution whose deposits are insured by the FDIC. As a result, the Company is subject to various regulations and examinations by various regulatory authorities. In general, statutes establish the corporate governance and eligible business activities for the Company, certain acquisition and merger restrictions, limitations on inter-company transactions such as loans and dividends, capital adequacy requirements, requirements for anti-money laundering programs and other compliance matters, among other regulations. The Company is extensively regulated under federal and state banking laws and regulations that are intended primarily for the protection of depositors, federal deposit insurance funds and the banking system as a whole. Compliance with these statutes and regulations is important to its ability to engage in new activities and to consummate additional acquisitions.

In addition, the Company is subject to changes in federal and state tax laws as well as changes in banking and credit regulations, accounting principles and governmental economic and monetary policies. The Company cannot predict whether any of these changes may adversely and materially affect it. Federal and state banking regulators also possess broad powers to take supervisory actions as they deem appropriate. These supervisory actions may result in higher capital requirements, higher insurance premiums and limitations on the Company's activities that could have a material adverse effect on its business and profitability. While these statutes are generally designed to minimize potential loss to depositors and the FDIC insurance funds, they do not eliminate risk, and compliance with such statutes increases the Company's expense, requires management's attention and can be a disadvantage from a competitive standpoint with respect to non-regulated competitors.

The earnings of financial services companies are significantly affected by general business and economic conditions.

The Company's operations and profitability are impacted by general business and economic conditions in the United States and abroad. These conditions include short-term and long-term interest rates, inflation, money supply, political issues, legislative and regulatory changes, fluctuations in both debt and equity capital markets, broad trends in industry and finance, and the strength of the U.S. economy and the local economies in which the Company operates, all of which are beyond the Company's control. Deterioration in economic conditions could result in an increase in loan delinquencies and non-performing assets, decreases in loan collateral values and a decrease in demand for the Company's products and services, among other things, any of which could have a material adverse impact on the Company's financial condition and results of operations.

Financial services companies depend on the accuracy and completeness of information about customers and counterparties.

In deciding whether to extend credit or enter into other transactions, the Company may rely on information furnished by or on behalf of customers and counterparties, including financial statements, credit reports and other financial information. The Company may also rely on representations of those customers, counterparties or other third parties, such as independent auditors, as to the accuracy and completeness of that information. Reliance on inaccurate or misleading financial statements, credit reports or other financial information could have a material adverse impact on the Company's business and, in turn, the Company's financial condition and results of operations.

Consumers may decide not to use banks to complete their financial transactions.

Technology and other changes are allowing parties to complete financial transactions that historically have involved banks through alternative methods. For example, consumers can now maintain funds that would have historically been held as bank deposits in brokerage accounts or mutual funds. Consumers can also complete transactions such as paying bills and/or transferring funds directly without the assistance of banks. The process of eliminating banks as intermediaries, known as "disintermediation," could result in the loss of fee income, as well as the loss of customer deposits and the related income generated from those deposits. The loss of these revenue streams and the lower cost deposits as a source of funds could have a material adverse effect on the Company's financial condition and results of operations.

ITEM 1B: UNRESOLVED STAFF COMMENTS

None

ITEM 2: PROPERTIES

As of December 31, 2007, the Bank operated 12 full-service banking offices, of which three were owned and nine were leased. None of the lessors of the properties leased by the Bank are affiliated with the Company or the Bank and all of the properties are located in the Commonwealth of Pennsylvania. The Company is headquartered at its owner occupied main branch located on the corner of Blakely and Drinker Streets in Dunmore, PA.

The following table provides information with respect to the principal properties from which the Bank conducts business:

Location	Owned/leased*	Type of use	Full service	Drive-thru	ATM
Drinker & Blakely Sts., Dunmore, PA	Owned	Main Branch (1)	x	x	x
111 Green Ridge St., Scranton, PA	Leased	Green Ridge Branch (2)	x	x	x
139 Wyoming Ave., Scranton, PA	Leased	Scranton Branch	x		x
1311 Morgan Hwy., Clarks Summit, PA	Leased	Abington Branch (3)	x	x	x
Industrial Park Rd., Dunmore, PA	Owned	Keystone Industrial Park Branch	x	x	x
403 Kennedy Blvd., Pittston, PA	Leased	Pittston Branch	x		x
338 North Washington Ave., Scranton, PA	Owned	Financial Center Branch (4)	x		x
4010 Birney Ave., Moosic, PA	Leased	Moosic Branch	x	x	x
801 Wyoming Ave., West Pittston, PA	Leased	West Pittston Branch	x		x
1598 Main St., Peckville, PA	Leased	Peckville Branch	x	x	x
247 Wyoming Ave., Kingston, PA	Leased	Kingston Branch	x	x	x
511 Scranton-Carbondale Hwy., Eynon, PA	Leased	Eynon Branch	x	x	x

*All of the owned properties are free of encumbrances

(1) Executive and administrative, commercial lending, trust and asset management services are located at this facility. This office has two automated teller machines (ATMs).

(2) This office has two ATMs.

(3) In addition, there is a banking facility located in the Clarks Summit State Hospital. The office is leased from the hospital under a lease-for-service-provided agreement with service limited to employees and patients of the hospital.

(4) Executive, mortgage and consumer lending, finance and operational offices are located in this building. A portion of the building is leased to a non-related entity. The Company also owned an adjacent attached building which was leased to a non-related entity. The Company sold this building in 2007.

The Bank maintains several free-standing 24-hour ATMs located at the following locations in Pennsylvania:

- U.S. Mini Marts, Inc., 511 Main St., Childs
- Marywood University, 2300 Adams Ave., Nazareth Hall, Scranton
- Snö Mountain Ski Resort, 1000 Montage Mountain Rd., Moosic
- Convenient Food Mart, 100 Highland Ave., Clarks Summit
- Ice Box Sports Complex, 3 West Olive St., Scranton
- Shops at Montage, 1035 Shoppes Blvd., Moosic

The Company also owned a commercial facility located at 116—118 N. Blakely Street, Dunmore, PA which was leased to a non-related entity. The Company sold this facility in 2007.

The Company also owns property located at Luzerne Street and South Main Avenue, Scranton. This property is currently under construction and will be the site of our West Scranton Branch scheduled to open for business in 2008.

Other real estate owned includes all foreclosed properties listed for sale. Upon possession, foreclosed properties are recorded on the Company's balance sheet at the lower of cost or fair value.

ITEM 3: LEGAL PROCEEDINGS

The nature of the Company's business generates some litigation involving matters arising in the ordinary course of business. However, in the opinion of the Company after consulting with legal counsel, no legal proceedings are pending, which, if determined adversely to the Company or the Bank, would have a material effect on the Company's undivided profits or financial condition. No legal proceedings are pending other than ordinary routine litigation incidental to the business of the Company and the Bank. In addition, to management's knowledge, no governmental authorities have initiated or contemplated any material legal actions against the Company or the Bank.

ITEM 4: SUBMISSION OF MATTERS TO A VOTE OF SECURITY HOLDERS

No matter was submitted during the quarter ended December 31, 2007 to a vote of our security holders through solicitation of proxies or otherwise.

PART II

ITEM 5: MARKET FOR REGISTRANT'S COMMON EQUITY, RELATED STOCKHOLDER MATTERS AND ISSUER PURCHASES OF EQUITY SECURITIES

The common stock of the Company is traded on the over-the-counter bulletin board under the symbol "FDBC." Shareholders requesting information about the Company's common stock may contact Salvatore R. DeFrancesco, Jr., Treasurer. Requests may be mailed to:

Fidelity D & D Bancorp, Inc.
Blakely and Drinker St.
Dunmore, PA 18512
(570) 342-8281

The following table lists the quarterly cash dividends paid per share and the range of sales prices for the Company's common stock. Such over-the-counter prices do not include retail mark-ups, markdowns or commissions:

	2007 Prices		Dividends	2006 Prices		Dividends
	High	Low	paid	High	Low	paid
1st Quarter	$ 40.00	$ 32.50	$ 0.22	$ 42.50	$ 36.36	$ 0.22
2nd Quarter	$ 37.75	$ 32.00	$ 0.22	$ 38.00	$ 32.50	$ 0.22
3rd Quarter	$ 34.00	$ 27.10	$ 0.24	$ 35.00	$ 32.10	$ 0.22
4th Quarter	$ 34.00	$ 27.00	$ 0.25	$ 35.50	$ 31.25	$ 0.22

Dividends are determined and declared by the Board of Directors of the Company. On January 17, 2006, the Board of Directors declared a 10% stock dividend. The new shares were distributed on February 15, 2006 to shareholders of record at the close of business on January 30, 2006. The Company expects to continue to pay cash dividends in the future; however, future dividends are dependent upon earnings, financial condition, capital needs and other factors of the Company. For a further discussion of regulatory capital requirements see Note 14, "Regulatory matters," contained within the notes to the consolidated financial statements.

The Company has established a dividend reinvestment plan (DRP) for its shareholders. The plan is designed to make the Company's stock available at no transactional cost to our shareholders. Cash dividends, paid to shareholders who are enrolled in the DRP, are used to purchase shares directly from the Company or shares that are available in the open market.

The Company had approximately 1,335 shareholders at February 29, 2008 and approximately 1,338 at December 31, 2007. The number of shareholders is the actual number of individual shareholders of record. Each security depository is considered a single shareholder for purposes of determining the approximate number of shareholders.

Securities authorized for issuance under equity compensation plans

The information required under this section is incorporated by reference herein, to the information presented in the Company's definitive Proxy Statement for its 2008 Annual Meeting of Shareholders to be filed with the SEC.

Performance graph

The following graph and table compare the cumulative total shareholder return on the Company's common stock against the cumulative total return of the NASDAQ Composite and the SNL index of greater than $500 million in-asset banks traded on the OTC-BB and Pink Sheet (the SNL index) for the period of five fiscal years commencing January 1, 2003, and ending December 31, 2007. The graph illustrates the cumulative investment return to shareholders, based on the assumption that a $100 investment was made on December 31, 2002, in each of: the Company's common stock, the NASDAQ Composite and the SNL index. All cumulative total returns are computed assuming the reinvestment of dividends into the applicable securities. The shareholder return shown on the graph and table below is not necessarily indicative of future performance:



Total Return Performance
Fidelity D & D Bancorp, Inc.
NASDAQ Composite
SNL Bank Pink > $500M Index
Index Value
225
200
175
150
125
100
75
12/31/02
12/31/03
12/31/04
12/31/05
12/31/06
12/31/07

Index	12/31/02	12/31/03	12/31/04	12/31/05	12/31/06	12/31/07
	Period ending					
Fidelity D & D Bancorp, Inc.	100.00	99.07	93.07	116.78	106.30	93.11
NASDAQ Composite	100.00	150.01	162.89	165.13	180.85	198.60
SNL > $500M OTC-BB and Pink Sheet Banks	100.00	139.37	163.02	173.49	190.35	175.39

ITEM 6: SELECTED FINANCIAL DATA

Set forth below are our selected consolidated financial and other data. This financial data is derived in part from, and should be read in conjunction with, the Company's consolidated financial statements and related footnotes:

	2007	2006	2005	2004	2003
Balance sheet data:					
Total assets	$587,412,555	$562,317,988	$544,060,698	$536,675,138	$575,215,466
Total investment securities	122,984,160	100,410,736	97,678,573	115,668,818	139,654,074
Net loans	421,424,379	417,199,048	403,144,095	381,546,375	366,981,640
Loans available-for-sale	827,250	122,000	428,584	576,378	19,863,577
Total deposits	425,708,361	410,334,595	379,498,640	365,615,335	401,442,546
Short-term borrowings	39,656,354	33,656,150	28,772,997	50,534,046	54,756,978
Long-term debt	62,708,677	62,536,210	83,704,188	71,119,188	71,876,034
Total shareholders' equity	55,191,294	51,611,863	48,846,029	46,366,760	43,931,899
Operating data for the year ended:					
Total interest income	$ 35,279,357	$ 33,529,710	$ 29,020,261	$ 27,395,491	$ 28,462,093
Total interest expense	17,660,075	16,361,109	11,720,986	11,180,135	14,237,129
Net interest income	17,619,282	17,168,601	17,299,275	16,215,356	14,224,964
(Credit) provision for loan losses	(60,000)	325,000	830,000	2,150,000	3,715,000
Net interest income after (credit) provision for loan losses	17,679,282	16,843,601	16,469,275	14,065,356	10,509,964
Other income	5,205,215	4,522,138	4,150,502	4,153,277	4,182,739
Other operating expense	16,636,760	15,878,376	14,561,968	13,818,565	12,902,963
Income before provision for income taxes	6,247,737	5,487,363	6,057,809	4,400,068	1,789,740
Provision for income taxes	1,636,165	1,362,080	1,466,112	1,035,594	146,492
Net Income	$ 4,611,572	$ 4,125,283	$ 4,591,697	$ 3,364,474	$ 1,643,248
Per share data:					
Net income per share, basic	$ 2.23	$ 2.01	$ 2.26	$ 1.67	$ 0.82
Net income per share, diluted	$ 2.23	$ 2.01	$ 2.25	$ 1.67	$ 0.82
Dividends declared	$ 1,921,533	$ 1,801,361	$ 1,624,263	$ 1,610,423	$ 1,601,898
Dividends per share	$ 0.93	$ 0.88	$ 0.80	$ 0.80	$ 0.80
Book value per share	$ 26.62	$ 25.09	$ 23.95	$ 22.92	$ 21.91
Weighted-average number of shares outstanding *	2,066,683	2,047,975	2,031,211	2,013,798	2,002,443
Number of shares outstanding at year-end *	2,072,929	2,057,433	2,039,639	2,023,529	2,005,347
Ratios:					
Return on average assets	0.80 %	0.73 %	0.86 %	0.61 %	0.29 %
Return on average equity	8.65 %	8.31 %	9.64 %	7.51 %	3.63 %
Net interest margin	3.34 %	3.31 %	3.51 %	3.20 %	2.74 %
Efficiency ratio	71.61 %	71.67 %	65.99 %	64.45 %	72.32 %
Expense ratio	2.01 %	2.02 %	1.93 %	1.69 %	1.68 %
Allowance for loan losses to total loans	1.13 %	1.29 %	1.46 %	1.54 %	1.28 %
Dividend payout ratio	41.67 %	43.67 %	35.37 %	47.87 %	97.48 %
Equity to assets	9.40 %	9.18 %	8.98 %	8.64 %	7.64 %
Equity to deposits	12.96 %	12.58 %	12.87 %	12.68 %	10.94 %

* The number of shares and the weighted-average number of shares outstanding prior to 2006, have been adjusted to reflect the effect of the 10% stock dividend paid on February 15, 2006.

ITEM 7: MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

Forward-Looking Statements

This Annual Report on Form 10-K contains a number of forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, or the Securities Act, and Section 21E of the Securities Exchange Act of 1934, as amended, or the Exchange Act. These statements may be identified by the use of the words "anticipate," "believe," "could," "estimate," "expect," "intend," "may," "outlook," "plan," "potential," "predict," "project," "should," "will," "would" and similar terms and phrases, including references to assumptions. Forward-looking statements include risks and uncertainties.

Forward-looking statements are based on various assumptions and analyses made by us in light of management's experience and its perception of historical trends, current conditions and expected future developments, as well as other factors it believes are appropriate under the circumstances. These statements are not guarantees of future performance and are subject to risks, uncertainties and other factors (many of which are beyond our control) that could cause actual results to differ materially from future results expressed or implied by such forward-looking statements. These factors include, without limitation, the following:

- the timing and occurrence or non-occurrence of events may be subject to circumstances beyond our control;
- there may be increases in competitive pressure among financial institutions or from non-financial institutions;
- changes in the interest rate environment may reduce interest margins;
- changes in deposit flows, loan demand or real estate values may adversely affect our business;
- changes in accounting principles, policies or guidelines may cause our financial condition to be perceived differently;
- general economic conditions, either nationally or locally in some or all areas in which we do business, or conditions in the securities markets or the banking industry may be less favorable than we currently anticipate;
- legislative or regulatory changes may adversely affect our business;
- technological changes may be more rapid, difficult or expensive than we anticipate;
- success or consummation of new business initiatives may be more difficult or expensive than we anticipate;
- acts of war or terrorism; or
- natural disaster.

Management cautions readers not to place undue reliance on forward-looking statements, which reflect analyses only as of the date of this report. We have no obligation to update any forward-looking statements to reflect events or circumstances after the date of this document.

Readers should review the risk factors described in Item 1A, above, and in other documents that we file, from time-to-time with the SEC, including quarterly reports on Form 10-Q and any current reports on Form 8-K.

Critical accounting policies

The presentation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect many of the reported amounts and disclosures. Actual results could differ from these estimates.

A material estimate that is particularly susceptible to significant change relates to the determination of the allowance for loan losses. Management believes that the allowance for loan losses at December 31, 2007 is adequate and reasonable. Given the subjective nature of identifying and valuing loan losses, it is likely that well-informed individuals could make different assumptions, and could, therefore calculate a materially different allowance value. While management uses available information to recognize losses on loans, changes in economic conditions may necessitate revisions in the future. In addition, various regulatory agencies, as an integral part of their examination process, periodically review the Company's allowance for loan losses. Such agencies may require the Company to recognize adjustments to the allowance based on their judgment of information available to them at the time of their examination.

Another material estimate is the calculation of fair values of the Company's investment securities. The Company receives estimated fair values of investment securities from an independent valuation service. In developing these fair values, the valuation service uses estimates of cash flows, based on historical performance of similar instruments in similar interest rate environments. Based on experience, management is aware that estimated fair values of investment securities tend to vary among valuation services. Accordingly, when selling investment securities, management may obtain price quotes from more than one source. As described in Notes 1 and 3 of the consolidated financial statements, the large majority of the Company's investment securities are classified as available-for-sale (AFS). AFS securities are carried at fair value on the consolidated balance sheet, with unrealized gains and losses, net of income tax, reported separately within shareholders' equity through accumulated other comprehensive income (loss).

The fair value of residential mortgage loans, classified as AFS, is obtained from the Federal National Mortgage Association (FNMA). To determine the fair value of student loans, classified as AFS, the Bank uses the pricing obtained from the most recent student loans sold from its AFS portfolio. The market to which the Bank sells mortgage and other loans is restricted and price quotes from other sources are not typically obtained. For a further discussion on the accounting treatment of AFS loans, see the section entitled "Loans available-for-sale," contained within management's discussion and analysis. As of December 31, 2007, loans classified as AFS consisted of residential mortgages.

All significant accounting policies are contained in Note 1, "Nature of operations and summary of significant accounting policies," within the notes to consolidated financial statements and incorporated by reference in Part II, Item 8.

The following discussion and analysis presents the significant changes in the financial condition and in the results of operations of the Company as of December 31, 2007 and December 31, 2006 and for each of the years then ended. This discussion should be read in conjunction with the consolidated financial statements and notes included in Part II, Item 8 of this report.

Comparison of Financial Condition as of December 31, 2007 and 2006 and Results of Operations for each of the Years then Ended

Financial Condition

Overview

Compared to 2006, the interest rate environment improved during 2007. The yield curve, which continues to steepen, should help widen the interest-rate spreads, bolster margins and improve the operating performance of the Bank. This, in conjunction with our successful deposit gathering tactics, improved credit quality and hedging strategy should continue to help position the Bank to optimize net interest income during this downward, challenging yet improving interest rate environment. The Bank will continue to monitor cash inflows from prepayments of interest-earning assets, which tend to accelerate during down interest rate cycles. We are proactively seeking means by which to redeploy excess funds should this occur, including but not limited to debt reduction, loan funding and structured investment strategies.

Consolidated assets increased $25,095,000, or 4%, during the year ended December 31, 2007 to $587,413,000. The increase resulted from increases in total deposits of $15,374,000, total borrowings of $6,173,000 and total shareholders' equity of $3,579,000. During 2007, the carrying values of the investment and loan portfolios increased $22,573,000 and $4,931,000, respectively, while premises and equipment, net plus construction in process, a component of other assets in the consolidated balance sheet, increased $1,287,000. Cash decreased $3,392,000 since December 31, 2006.

The following table is a comparison of condensed balance sheet accounts and percentage to total assets at December 31, 2007, 2006 and 2005 (thousands of dollars):

	2007		2006		2005	
	Amount	Percent	Amount	Percent	Amount	Percent
Assets:						
Cash and cash equivalents	$ 10,409	1.8%	$ 13,801	2.4%	$ 12,594	2.3%
Investment securities	122,984	20.9	100,411	17.9	97,679	18.0
Federal Home Loan Bank Stock	3,303	0.6	3,795	0.7	4,628	0.8
Loans and leases, net	422,252	71.9	417,321	74.2	403,573	74.2
Bank premises and equipment	12,965	2.2	11,324	2.0	11,683	2.2
Life insurance cash surrender value	8,489	1.4	8,178	1.5	7,892	1.4
Other assets	7,011	1.2	7,488	1.3	6,012	1.1
Total assets	$587,413	100.0%	$562,318	100.0%	$544,061	100.0%
Liabilities:						
Total deposits	$425,708	72.5%	$410,335	73.0%	$379,499	69.7%
Short-term borrowings	39,656	6.7	33,656	6.0	28,773	5.3
Long-term debt	62,709	10.7	62,536	11.1	83,704	15.4
Other liabilities	4,149	0.7	4,179	0.7	3,239	0.6
Total liabilities	532,222	90.6	510,706	90.8	495,215	91.0
Shareholders' equity	55,191	9.4	51,612	9.2	48,846	9.0
Total liabilities and shareholders' equity	$587,413	100.0%	$562,318	100.0%	$544,061	100.0%

A comparison of net changes in selected balance sheet categories as of December 31, are as follows:

	Assets	%	Earning assets *	%	Deposits	%	Short-term borrowings	%	Other borrowings	%
2007	$ 25,094,567	4	$ 26,073,807	5	$ 15,373,766	4	$ 6,000,204	18	$ 172,467	—
2006	18,257,290	3	21,202,050	4	30,835,955	8	4,883,153	17	(21,167,978)	(25)
2005	7,385,560	1	2,784,580	1	13,883,305	4	(21,761,049)	(43)	12,585,000	18
2004	(38,540,328)	(7)	(35,884,098)	(7)	(35,827,211)	(9)	(4,222,932)	(8)	(756,846)	(1)
2003	(2,777,850)	(1)	(3,007,038)	(1)	(12,345,630)	(3)	3,543,964	7	8,876,034	14

* Earning assets exclude loans placed on non-accrual status.

Deposits

The Bank is a community-based, commercial financial institution that offers a variety of deposit accounts with a range of interest rates and terms. Deposit products include savings accounts, interest-bearing checking (NOW), money market, non-interest bearing deposits (DDAs) and certificate of deposit accounts. Certificate of deposit accounts, or CDs, are deposits with stated maturities ranging from seven days to five years. The flow of deposits is significantly influenced by general economic conditions, changes in prevailing interest rates, pricing and competition. Most of the Bank's deposits are obtained from the communities surrounding its 12 branch offices. We attempt to attract and retain deposit customers via sales and marketing efforts with new products, quality service, competitive rates and maintaining long-standing customer relationships. To determine deposit product interest rates, the Bank considers local competition, market yields and the rates charged for alternative sources of funding such as borrowings. Though we continue to experience intense competition for deposits, we set deposit rates based on liquidity needs, balance sheet structure and cost effective strategies that takes into consideration the current interest rate environment.

The following table represents the components of total deposits as of December 31, 2007 and 2006 (thousands of dollars):

	2007		2006	
	Amount	Percent	Amount	Percent
Money market	$ 87,892	20.6%	$ 72,359	17.6%
NOW	54,695	12.9	65,122	15.9
Savings and clubs	40,125	9.4	45,301	11.0
Certificates of deposit	178,200	41.9	153,811	37.5
Total interest-bearing	360,912	84.8	336,593	82.0
Non-interest-bearing	64,796	15.2	73,742	18.0
Total deposits	$425,708	100.0%	$410,335	100.0%

Total deposits increased $15,373,000, or 4%, during 2007 to $425,708,000. The growth in deposits was from increases in money market and certificate of deposit accounts of $15,533,000 and $24,389,000, or 21% and 16%, respectively, partially offset by declines in NOW, savings and DDAs of $10,427,000, $5,176,000 and $8,946,000, respectively. Certificate of deposit accounts continue to grow as customers are locking in rates during the current declining interest rate environment. The ongoing increase in money market accounts, net of the decline in savings and club accounts, is from success in our deposit-gathering strategies in conjunction with promotional interest rates tailored to depositors' needs. DDAs decreased 12% compared to December 31, 2006; however, management believes this outflow to be related to customer transaction timing and therefore temporary rather than permanent. Management continues to monitor the activity in this account and will develop strategies and implement campaigns to attract and retain this important source of cost-lowering funds.

The maturity distribution of certificate of deposit accounts at December 31, 2007 is as follows:

	Three months or less	Three to six Months	Six to twelve months	Over twelve months	Total
CDs of $100,000 or more	$ 28,196,901	$ 6,108,435	$ 23,724,159	$ 22,827,030	$ 80,856,525
CDs of less than $100,000	11,748,231	8,898,664	35,234,358	41,462,764	97,344,017
Total CDs	$ 39,945,132	$ 15,007,099	$ 58,958,517	$ 64,289,794	$178,200,542

Approximately 64% of these CDs are scheduled to mature in one year. Renewing CDs may re-price to higher or lower market rates depending on the direction of interest rate movements, the shape of the yield curve, competition, the rate profile of the maturing accounts and depositor preference for alternative products. To help reduce the financial impact of the unpredictable and highly volatile interest rate environment, management intends to continue to deploy strategies that will diversify the deposit mix across the entire spectrum of products offered. As always, consideration will be given to customer retention.

Short-term borrowings

In addition to deposits, other funding sources available to the Bank are overnight funds purchased from the Federal Home Loan Bank of Pittsburgh (FHLB), fed funds purchased from correspondent banks and repurchase agreements with individuals, businesses and public entities. The Bank uses overnight funding for asset growth, deposit run-off and short-term liquidity needs. Investment security pre-refunding strategies and late-year deposit outflow resulted in an increase in overnight borrowings of $8,555,000 as of December 31, 2007 compared to December 31, 2006.

Repurchase agreements are offered in both sweep and fixed-term products. These agreements are non-insured interest-bearing liabilities that have a security interest in qualified pledged investments of the Bank. A sweep account is designed to ensure that on a daily basis, an attached DDA is adequately funded and excess DDA funds are transferred, or swept, into an interest-bearing overnight repurchase agreement account. In addition, the sweep is designed to transfer funds to the DDA as necessary to cover checks presented for payment. Due to the nature of the sweep product, these accounts tend to be more volatile than the fixed-term product because the daily sweep is dependent on the level of available funds in depositor accounts. Customer liquidity and investment needs and changes in interest rates are the typical causes for variances in repurchase agreements, which during 2007 declined to $20,504,000 from $22,224,000 at December 31, 2006. At December 31, 2007 and 2006, sweep accounts represented 62% and 70%, respectively, of total repurchase agreements.

Overnight borrowings and repurchase agreements are included with short-term borrowings on the consolidated balance sheet. For a further discussion on short-term borrowings, see Note 7, "Short-term borrowings," contained in the notes to consolidated financial statements in Part II, Item 8.

Long-term debt

Long-term debt consists of borrowings from the FHLB. The weighted-average rate in effect on funds borrowed at December 31, 2007, was 5.26% compared to 5.15% as of December 31, 2006. The 2007 weighted-average rate was 133 basis points below the tax-equivalent yield of 6.59% on average earning assets for the year ended December 31, 2007. Rates on $42,000,000 of the total long-term advances are currently fixed but will adjust quarterly should market rates increase beyond the issues' original or strike rates. As of December 31, 2007, the weighted-average rate on this convertible debt was 5.35%. Significant prepayment penalties attached to the borrowings are a disincentive from paying off the high cost advances. However, in the event underlying market rates drift above the rates currently paid on these borrowings, the FHLB rate will convert to floating and the Bank has the option, at that time, to repay or to renegotiate the converted advance. To help reduce the Bank's reliance on overnight funding, during 2007 $16,000,000 of advances that had matured or converted, and carried a weighted-average interest rate of 4.78%, were replaced with fixed- and capped floating-rate advances. The new advances aggregated of $20,000,000 that mature in 2009 and carried an initial weighted-average interest rate of 5.40%. As of December 31, 2007, the weighted-average interest rate on these advances amounted to 5.13%.

At December 31, 2007, the Bank had the ability to borrow an additional $122,133,000 from the FHLB by utilizing the numerous funding products available at a variety of terms.

Investments

The Bank's investment policy is designed to complement its lending activities, generate a favorable return without incurring undue interest rate and credit risk, manage interest rate sensitivity, provide monthly cash flow and manage liquidity at acceptable levels. In establishing investment strategies, the Bank considers its business, growth or restructuring plans, the economic environment, the interest rate sensitivity position, the types of securities held, permissible purchases, credit quality, maturity and re-pricing terms, call or average-life intervals and investment concentrations. The policy prescribes permissible investment categories that meet the policy standards and management is responsible for structuring and executing the specific investment purchases within these policy parameters. Management buys and sells investment securities from time-to-time depending on market conditions, business trends, liquidity needs, capital levels and structuring strategies. Investment security purchases provide a way to quickly invest excess liquidity in order to generate additional earnings. The Bank generally earns a positive interest spread by assuming interest rate risk and using deposits and/or borrowings to purchase securities with longer maturities.

At the time of purchase, management classifies investment securities into one of three categories: trading, AFS or held-to-maturity (HTM). To date, management has not purchased any securities for trading purposes. Most of the securities purchased are classified as AFS even though there is no immediate intent to sell them. The AFS designation affords management the flexibility to sell securities and position the balance sheet in response to capital levels, liquidity needs or changes in market conditions. Securities AFS are carried at net fair values in the consolidated balance sheet with an adjustment to shareholders' equity, net of tax, presented under the caption "Accumulated other comprehensive income (loss)." Securities designated as HTM are carried at amortized cost and represent debt securities that the Company has the ability and intent to hold until maturity. As of December 31, 2007 and December 31, 2006, the aggregate fair value of securities HTM exceeded their respective aggregate amortized cost by $33,000 and $29,000, respectively.

Total investments increased $22,574,000, net of a $23,000 decline in the market value of AFS investments. The increase in the investment portfolio during 2007 was the result of investing excess liquidity stemming from deposit inflows and late-year overnight borrowings used as a pre-refunding strategy. The carrying value of investment securities, at December 31, 2007, was $122,984,000, or 21%, of total assets compared to $100,411,000, or 18%, as of December 31, 2006. Mortgage-backed securities, which amortize and provide monthly cash flow, continue to dominate the composition of the total investment portfolio representing 48% at December 31, 2007, compared to 43% at December 31, 2006.

A comparison of investments at December 31, for the three previous periods is as follows:

	2007		2006		2005	
	Amount	Percent	Amount	Percent	Amount	Percent
U.S. government agencies	$ 35,243,890	28.7%	$ 33,891,985	33.8%	$ 31,125,909	31.9%
Mortgage-backed securities	58,767,109	47.8	42,900,005	42.7	42,615,197	43.6
State & municipal subdivisions	12,133,443	9.8	12,576,684	12.5	13,401,874	13.7
Preferred term securities	16,335,486	13.3	10,570,993	10.5	10,083,084	10.3
Equity securities	504,232	0.4	471,069	0.5	452,509	0.5
Total	$122,984,160	100.0%	$100,410,736	100.0%	$ 97,678,573	100.0%

The distribution of debt securities by stated maturity date at December 31, 2007 is as follows:

	One year or less	One through five years	Five through ten years	More than ten years	Total
U.S. government agencies	$ 997,500	$ 5,012,356	$ 16,076,875	$ 13,157,159	$ 35,243,890
Mortgage-backed securities	18,120	3,315,644	6,272,027	49,161,318	58,767,109
State & municipal subdivisions	—	—	1,292,533	10,840,910	12,133,443
Preferred term securities	—	—	—	16,335,486	16,335,486
Total debt securities	$1,015,620	$ 8,328,000	$ 23,641,435	$ 89,494,873	$ 122,479,928

AFS securities are stated net of unrealized gains and losses. As of December 31, 2007, AFS debt securities were recorded with a net unrealized loss in the amount of $1,663,000. At December 31, 2007, AFS equity securities were recorded at $505,000 including an unrealized gain of $176,000.

The tax-equivalent yield on debt securities by stated maturity date at December 31, 2007, is as follows:

	One year or less	One through five years	Five through ten years	More than ten years	Total
U.S. government agencies	3.00 %	4.83 %	4.90 %	5.99 %	5.25 %
Mortgage-backed securities	6.00	4.11	4.32	5.22	5.06
State & municipal subdivisions	—	—	5.55	5.71	5.69
Preferred term securities	—	—	—	6.25	6.25
Total debt securities	3.05 %	4.54 %	4.78 %	5.59 %	5.34 %

In the above table, the book yields on state & municipal subdivisions were adjusted to a tax-equivalent basis using the corporate federal tax rate of 34%. In addition, average yields on securities AFS are based on amortized cost and do not reflect unrealized gains or losses.

Loans and leases

Gross loans and leases increased $3,606,000, or 1%, from $422,643,000 at December 31, 2006, to $426,249,000 at December 31, 2007. Gross loans represented 73% and 75% of total assets at December 31, 2007 and December 31, 2006, respectively.

In 2007, the Bank originated $32,919,000 of commercial loans, $24,032,000 of residential mortgage loans and $28,062,000 of consumer loans. This compares to $17,152,000, $21,431,000 and $29,565,000, respectively, in 2006. Included in mortgage loans is $12,515,000 of real estate construction lines in 2007 and $11,111,000 in 2006. In addition for 2007, the Bank originated lines of credit in the amounts of $18,564,000 for commercial borrowers and $6,296,000 in home equity and other consumer lines of credit.

Though loan originations increased in 2007 compared to 2006, and despite operating in an overall higher interest rate environment, payoffs and pay-downs were high in 2007 almost offsetting the originations. As a result, there was only a subtle increase in the loan portfolio. With the recent steepening of the yield curve and the hiring of a new senior lender, management anticipates growth in all sectors of the loan portfolio during 2008. During 2008, the Company will channel efforts to develop total banking relationships with new customers and strengthen relationships with our existing base of loyal customers.

Commercial and Commercial Real Estate Loans:

Though commercial and commercial real estate (CRE) originations were relatively strong, they were fully offset by scheduled principal curtailments and pre-payments, thereby resulting in a commercial loan decline of $2,155,000 to $216,058,000 from $218,213,000, or almost 1% during 2007. The Company has recently hired a new senior lender and has restructured its existing team of commercial loan officers to better serve our existing customer base and strategically penetrate the markets for new business relationships.

Residential Real Estate Loans:

Residential real estate loans increased $4,235,000, or 4%, to $116,978,000 in 2007. Though operating in a higher interest rate environment, which tends to reduce the level of prepayment and refinance activity, the Company was able to continue to grow its residential real estate loan portfolio on the strength of its very dedicated staff of loan originators and transfers of construction loans to permanent financing.

Consumer Loans:

Consumer loans increased $4,269,000, or 6%, during 2007. The increase in this sector is mainly from less refinance and payoff activity caused by a relatively higher interest rate environment. This enabled the portfolio to grow despite a minor decline in loan originations.

Real Estate Construction Loans:

Real estate construction loans decreased by $2,666,000, or 20%, at December 31, 2007 compared to December 31, 2006. These loans fund residential and commercial construction projects and then convert to a residential mortgage or to a commercial real estate loan usually within one year from the origination date. Generally, the converted loans will bear the same terms as the residential or the commercial construction loans. The decline in 2007 was caused by more residential construction loans converting to permanent mortgage loans; however, both categories remain strong.

Direct Financing Leases:

The balance represents tax-free leasing arrangements provided to municipal customers. For 2007, the activity represents scheduled run-off.

A comparison of domestic loans at December 31, for the five previous periods is as follows:

	2007	2006	2005	2004	2003
Commercial and CRE	$216,057,882	$218,213,216	$216,288,597	$221,968,137	$221,275,922
Residential real estate	116,978,378	112,742,692	103,920,613	91,294,401	77,077,315
Consumer	81,998,093	77,729,520	74,070,328	61,487,608	62,919,070
Real estate construction	10,703,249	13,369,712	14,198,858	10,620,472	7,267,616
Direct financing leases	511,178	588,211	650,348	2,211,978	3,685,802
Gross loans	426,248,780	422,643,351	409,128,744	387,582,596	372,225,725
Less:					
Unearned discount	—	—	—	48,423	247,119
Allowance for loan losses	4,824,401	5,444,303	5,984,649	5,987,798	4,996,966
Net loans	$421,424,379	$417,199,048	$403,144,095	$381,546,375	$366,981,640
Loans available-for-sale	$ 827,250	$ 122,000	$ 428,584	$ 576,378	$ 19,863,577

A comparison of gross loans by percent at year-end for the five previous periods is as follows:

	2007	2006	2005	2004	2003
Commercial and CRE	50.7 %	51.6 %	52.9 %	57.3 %	59.5 %
Residential real estate	27.5	26.7	25.4	23.5	20.7
Consumer	19.2	18.4	18.1	15.9	16.9
Real estate construction	2.5	3.2	3.5	2.7	1.9
Direct financing leases	0.1	0.1	0.1	0.6	1.0
Gross loans	100.0 %	100.0 %	100.0 %	100.0 %	100.0 %

The following table sets forth the maturity distribution of select components of the loan portfolio at December 31, 2007. Excluded from the table are residential real estate loans, consumer loans and direct financing leases (dollars in thousands):

	One-year or less	One to five years	More than five years	Total
Commercial and CRE	$ 35,289	$ 72,576	$108,193	$216,058
Real estate construction	10,703	—	—	10,703
Total	$ 45,992	$ 72,576	$108,193	$226,761

Real estate construction loans are included in the one-year or less category since, by their nature, these loans are converted into residential and CRE loans within one year from the date the real estate construction loan was consummated. Upon conversion, the residential and CRE loans would normally mature after five years.

The following table sets forth the sensitivity changes in interest rates for commercial and CRE loans at December 31, 2007 (dollars in thousands):

	One to five years	More than five years	Total
Fixed interest rate	$ 36,571	$ 29,561	$ 66,132
Variable interest rate	26,721	9,340	36,061
Total	$ 63,292	$ 38,901	$102,193

Non-refundable fees or costs associated with all loan originations are deferred. Using the principal reduction method, the deferral is released as charges or credits to loan interest income over the life of the loan.

There are no concentrations of loans to a number of borrowers engaged in similar activities exceeding 10% of total loans that are not otherwise disclosed as a category in the tables above. There are no concentrations of loans that, if lost, would have a material adverse effect on the business of the Bank. The Bank's loan portfolio does not have a material concentration within a single industry or group of related industries that is vulnerable to the risk of a near-term severe negative business impact.

Loans available-for-sale

Generally, upon origination, certain residential mortgages, the guaranteed portions of SBA loans and student loans are classified as AFS. Should market rates increase, fixed-rate loans and loans not immediately scheduled to re-price would no longer produce yields consistent with the current market. In a declining interest rate environment, the Bank would be exposed to prepayment risk and, as rates on adjustable rate loans decrease, interest income would be negatively affected. Consideration is given to the current liquidity position and projected future liquidity needs. To better manage interest rate and prepayment risk, loans meeting these conditions may be classified as AFS. The carrying value of loans AFS is at the lower of cost or estimated fair value. If the fair values of these loans fall below their original cost, the difference is written down and charged to current earnings. Any subsequent appreciation in the portfolio is credited to current earnings but only to the extent of previous write-downs.

Loans AFS at December 31, 2007, were $827,000, with a corresponding fair value of $843,000 compared to $122,000 and $123,000, respectively, at December 31, 2006. During 2007, residential mortgages and student loans with principal balances of $16,210,000 and $57,000, respectively, were sold into the secondary market and combined gains of approximately $159,000 were recognized. There were no sold SBA loans during 2007.

The Bank retains mortgage servicing rights (MSRs) on loans sold into the secondary market. MSRs are retained so that the Bank can continue the personal relationship developed with its customers. At December 31, 2007 and 2006, the servicing portfolio balance of sold residential mortgage loans was $61,023,000 and $53,112,000, respectively.

Allowance for loan losses

Management continually evaluates the credit quality of the Bank's loan portfolio and performs a formal review of the adequacy of the allowance for loan losses (the allowance) on a quarterly basis. The allowance reflects management's best estimate of the amount of credit losses in the loan portfolio. Management's judgment is based on the evaluation of individual loans, past experience, the assessment of current economic conditions and other relevant factors including the amounts and timing of cash flows expected to be received on impaired loans. Those estimates may be susceptible to significant change. The provision for loan losses represents the amount necessary to maintain an appropriate allowance. Loan losses are charged directly against the allowance when loans are deemed to be uncollectible. Recoveries from previously charged-off loans are added to the allowance when received.

Management applies two primary components during the loan review process to determine proper allowance levels. The two components are a specific loan loss allocation for loans that are deemed impaired and a general loan loss allocation for those loans not specifically allocated. The methodology to analyze the adequacy of the allowance for loan losses is as follows:

- identification of specific impaired loans by loan category;
- calculation of specific allowances where required for the impaired loans based on collateral and other objective and quantifiable evidence;
- determination of homogenous pools by loan category and eliminating the impaired loans;
- application of historical loss percentages (five-year average) to pools to determine the allowance allocation; and
- application of qualitative factor adjustment percentages to historical losses for trends or changes in the loan portfolio.

Allocation of the allowance for different categories of loans is based on the methodology as explained above. A key element of the methodology to determine the allowance is the Company's credit risk evaluation process, which includes credit risk grading of individual commercial loans. Commercial loans are assigned credit risk grades based on the Company's assessment of conditions that affect the borrower's ability to meet its contractual obligations under the loan agreement. That process includes reviewing borrowers' current financial information, historical payment experience, credit documentation, public information and other information specific to each individual borrower. The changes in allocations in the commercial loan portfolio from period to period are based upon the credit risk grading system and from periodic reviews of the loan and lease portfolios.

Each quarter, management performs an assessment of the allowance and the provision for loan losses. The Company's Special Assets Committee meets quarterly and the applicable lenders discuss each relationship under review and reach a consensus on the appropriate estimated loss amount based on Statement of Financial Accounting Standards No. 114, "Accounting by Creditors for Impairment of a Loan," (SFAS 114). The Special Assets Committee's focus is on ensuring the pertinent facts are considered and the SFAS 114 reserve amounts are reasonable. The assessment process includes the review of all loans on a non-accruing basis as well as a review of certain loans to which the lenders or the Company's Credit Administration function have assigned a criticized or classified risk rating.

Total charge-offs, net of recoveries, for the year ended December 31, 2007, were $560,000, compared to $865,000 in 2006. Combined consumer loan and lease financing net charge-offs increased slightly from $161,000 at December 31, 2006 to $237,000 through December 31, 2007. Commercial loan net charge-offs were $597,000 for the year 2006 compared to $357,000 for 2007. Mortgage loans showed net recoveries of $35,000 in 2007 compared to net charge-offs of $108,000 in 2006. This reversal from net mortgage charge-offs in 2006 to net recoveries in 2007 was the result of recording one large mortgage loan recovery of $107,000 on a loan which had been charged-off in a prior year. For further discussion on the provision for loan losses, see the "Provision for loan losses," located in the results of operations section of management's discussion and analysis contained herein.

For a further discussion of delinquencies and net charge-offs, see the section entitled "Non-performing assets." Additional discussion is in Note 1, "Nature of operations and summary of significant accounting policies — Allowance for loan losses," and Note 4, "Loans and leases," contained in the notes to consolidated financial statements, and incorporated herein by reference.

Management believes that the current balance in the allowance for loan losses of $4,824,000 is sufficient to withstand the identified potential credit quality issues that may arise and others unidentified but are inherent to the portfolio. Currently, management is unaware of any potential problem loans that have not been reviewed. Potential problem loans are those where there is known information that leads management to believe repayment of principal and/or interest is in jeopardy and the loans are currently neither on non-accrual status nor past due 90 days or more. However, there could be certain instances which become identified over the upcoming year that may require additional charge-offs and/or increases to the allowance. The ratio of allowance for loan losses to total loans was 1.13% at December 31, 2007 compared to 1.29% at December 31, 2006.

The following table sets forth the activity in the allowance for loan losses and certain key ratios for the periods indicated (dollars in thousands):

	2007	2006	2005	2004	2003
Balance at beginning of period	$ 5,444	$ 5,985	$ 5,988	$ 4,997	$ 3,900
Charge-offs:					
Commercial and all other	376	661	1,077	775	1,334
Real estate	90	109	21	266	503
Consumer	256	285	288	480	1,167
Lease financing	—	—	8	85	92
Total	722	1,055	1,394	1,606	3,096
Recoveries:					
Commercial and all other	18	64	395	226	204
Real estate	125	1	11	20	34
Consumer	19	124	155	178	230
Lease financing	—	—	—	23	10
Total	162	189	561	447	478
Net charge-offs	560	866	833	1,159	2,618
(Credit) provision for loan losses	(60)	325	830	2,150	3,715
Balance at end of period	$ 4,824	$ 5,444	$ 5,985	$ 5,988	$ 4,997
Net charge-offs to average net loans outstanding	0.13 %	0.21 %	0.22 %	0.30 %	0.68 %
Allowance for loan losses to net charge-offs	8.62x	6.29x	7.18x	5.17x	1.91x
Allowance for loan losses to total loans	1.13 %	1.29 %	1.46 %	1.54 %	1.28 %
Loans 30 - 89 days past due and accruing	$ 4,698	$ 2,571	$ 1,609	$ 4,317	$ 3,975
Loans 90 days or more past due and accruing	$ 26	$ 81	$ 197	$ 557	$ 958
Non-accruing loans	$ 3,811	$ 3,358	$ 9,453	$ 9,904	$ 7,323
Allowance for loan losses to loans 90 days or more past due and accruing	189.41x	67.54x	30.39x	10.75x	5.22x
Allowance for loan losses to non-accruing loans	1.27x	1.62x	0.63x	0.60x	0.68x
Allowance for loan losses to non-performing loans	1.58x	1.58x	0.62x	0.57x	0.60x
Average net loans	$419,586	$412,523	$385,800	$381,366	$383,226

The allowance for loan losses can generally absorb losses throughout the loan and lease portfolios. However, in some instances an allocation is made for specific loans or groups of loans. Allocation of the allowance for loan losses for different categories of loans is based on the methodology used by the Bank, as previously explained. The changes in the allocations from year-to-year are based upon year-end reviews of the loan and lease portfolios.

Allocation of the allowance among major categories of loans for the past five years is summarized below. This table should not be interpreted as an indication that charge-offs in future periods will occur in these amounts or proportions, or that the allocation indicates future charge-off trends. The portion of the allowance designated as unallocated is within the Company's policy guidelines.

Category	2007	%	2006	%	2005	%	2004	%	2003	%
Residential real estate	$ 636,899	13.2	$ 578,117	10.6	$ 595,092	9.9	$ 451,349	7.5	$ 354,207	7.1
Consumer	960,505	19.9	1,157,091	21.2	1,180,175	19.7	966,081	16.1	884,689	17.7
Commercial and commercial real estate	2,979,372	61.7	3,549,870	65.2	4,035,950	67.4	4,330,285	72.3	3,699,488	74.0
Direct financing leases	9,355	0.2	14,058	0.3	14,828	0.3	40,891	0.7	42,706	0.9
Real estate construction	52,634	1.1	59,617	1.1	59,953	1.0	46,465	0.8	15,876	0.3
Unallocated	185,636	3.9	85,550	1.6	98,651	1.7	152,727	2.6	—	—
Total	$4,824,401	100.0 %	$5,444,303	100.0 %	$5,984,649	100.0 %	$5,987,798	100.0 %	$4,996,966	100.0 %

The allocation of the allowance for the commercial loan portfolio comprised 62%, or $2,979,000, of the total allowance for loan losses at December 31, 2007, of which approximately 18% is reserved for non-performing commercial loan relationships. Collateral values were prudently valued to provide a conservative and realistic value of the collateral supporting these loans. The allocations to the other categories of loans are adequate compared to the actual three-year historical net charge-offs.

Non-performing assets

The Bank defines non-performing assets as accruing loans past due 90 days or more, non-accrual loans, restructured loans, other real estate owned (ORE) and repossessed assets. As of December 31, 2007, non-performing assets represented 0.67% of total assets compared to 0.65% at December 31, 2006.

The following table sets forth non-performing assets at December 31 (dollars in thousands):

	2007	2006	2005	2004	2003
Net loans, including loans available-for-sale	$422,252	$417,321	$403,573	$382,123	$386,846
Loans past due 90 days or more and accruing	$ 26	$ 81	$ 197	$ 557	$ 958
Non-accrual loans	3,811	3,358	9,453	9,904	7,323
Total non-performing loans	3,837	3,439	9,650	10,461	8,281
Restructured loans	—	—	—	—	—
Other real estate owned	107	197	—	163	394
Repossessed assets	—	—	19	50	73
Total non-performing assets	$ 3,944	$ 3,636	$ 9,669	$ 10,674	$ 8,748
Non-accrual loans to net loans	0.90 %	0.80 %	2.34 %	2.59 %	1.89 %
Non-performing assets to net loans, foreclosed real estate and repossessed assets	0.93 %	0.87 %	2.40 %	2.79 %	2.26 %
Non-performing assets to total assets	0.67 %	0.65 %	1.78 %	1.99 %	1.52 %
Non-performing loans to net loans	0.91 %	0.82 %	2.39 %	2.74 %	2.14 %

In the review of loans for both delinquency and collateral sufficiency, management concluded that there were a number of loans that lacked the ability to repay in accordance with contractual terms. The decision to place loans or leases on a non-accrual status is made on an individual basis after considering factors pertaining to each specific loan.

The majority of non-performing assets for the period is attributed to non-accruing commercial business loans and non-accruing real estate loans in the process of foreclosure. Most of these loans are collateralized, thereby mitigating the Bank's potential for loss. In 2006, non-performing loans were $3,439,000 compared to $3,837,000 at year-end 2007. There were no repossessed assets at December 31, 2007 or 2006. ORE at December 31, 2007 consisted of one property which had an agreement to sell pending. At year-end 2006, five residential properties were owned, all of which were sold. The Special

Assets Department had developed specific action plans for each of the Company's non-performing loans. During 2007, many of those plans came to a conclusion resulting in repayments of non-performing loans. The non-accrual loans aggregated $3,811,000 at December 31, 2007, an increase of $453,000 from year-end 2006. During 2007 approximately $3,075,000 of loans were placed in non-accrual status. These were partially offset by payoffs or pay-downs of $1,888,000, charge-offs of $236,000, $352,000 in transfers to ORE and $146,000 of loans that returned to performing status. Loans past due 90 days or more and accruing declined 68%, to $26,000, at December 31, 2007. The non-accrual loans rose by 14 % to $3,811,000 and ORE declined by 46 % to $107,000. These three items comprise the non-performing assets of $3,944,000. The percentage of non-performing assets to total assets was 0.67% at December 31, 2007, a minor change from 0.65% at December 31, 2006. Non-performing loans to net loans were 0.91% at December 31, 2007, and 0.82% at December 31, 2006.

Repossessed assets consist of previously financed vehicles held-for-sale. Subsequent to the loan or lease maturity, the borrower or lessee defaulted on their contract and the Company repossessed the unit. Repossessed assets are sold through either a private or public sale and any deficiency balance from the sale of the asset is charged to the allowance for loan losses. The Bank terminated its automobile leasing business in 2005.

Payments received on non-accrual loans are recognized on a cash basis. Payments are first applied against the outstanding principal balance, then to the recovery of any charged-off loan amounts. Any excess is treated as a recovery of interest income. During 2007, the Bank collected $93,000 of interest income recognized on the cash basis. If the non-accrual loans that were outstanding as of December 31, 2007 had been performing in accordance with their original terms, the Bank would have recognized interest income with respect to such loans of $391,000 for the year ended December 31, 2007.

Bank premises and equipment, net

Net of accumulated depreciation and disposals, premises and equipment increased $1,640,467. During 2007, the Bank purchased or transferred from construction in process, a component of other assets in the consolidated balance sheet, approximately $3,293,000 compared to $852,000 in 2006. The increase was principally from the completion of the Company's Green Ridge branch relocation construction project.

Foreclosed assets held-for-sale

<u>Other Real Estate Owned</u>

ORE was $107,000 at December 31, 2007 consisting of one property, the sale of which is pending. The five residential properties which were owned at year end 2006 have all been sold.

Cash surrender value of bank owned life insurance

The Bank maintains bank owned life insurance (BOLI) for a chosen group of employees, namely its officers, where the Bank is the owner and sole beneficiary of the policies. BOLI is classified as a non-interest earning asset. Increases in the cash surrender value are recorded as non-interest income. The BOLI is profitable from the appreciation of the cash surrender values of the pool of insurance and its tax-free advantage to the Bank. This profitability is used to offset a portion of current and future employee benefit costs. The BOLI can be liquidated, if necessary, with associated tax costs. However, the Bank intends to hold this pool of insurance, because it provides income that enhances the Bank's capital position. Therefore, the Bank has not provided for deferred income taxes on the earnings from the increase in cash surrender value.

Other assets

The decrease in other assets of $384,000, or 8%, from December 31, 2006 was due mostly to the reduction of capitalized interim construction costs for the Bank's branch expansion and other projects and a decrease in the net deferred tax asset, partially offset by an increase in the market value of the Bank's derivative contract. See Note 10, "Income Taxes," for an analysis of the net deferred tax asset. For a further discussion on the Bank's derivative contract, see Note 1, "Nature of operations and summary of significant accounting policies," and Note 12, "Fair value of financial instruments and derivatives," contained within the notes to consolidated financial statements in Part II, Item 8.

Results of Operations

Earnings Summary

The Company's results of operations depend primarily on net interest income. Net interest income is the difference between interest income and interest expense. Interest income is generated from yields on interest-earning assets, which consist principally of loans and investment securities. Interest expense is incurred from rates paid on interest-bearing liabilities, which consist of deposits and borrowings. Net interest income is determined by the Company's interest rate spread (i.e., the difference between the yields earned on its interest-earning assets and the rates paid on its interest-bearing liabilities) and the relative amounts of interest-earning assets and interest-bearing liabilities. The interest rate spread is significantly impacted by: changes in interest rates and market yield curves and their related impact on cash flows; the composition and characteristics of interest-earning assets and interest-bearing liabilities; differences in the maturity and re-pricing characteristics of assets compared to the maturity and re-pricing characteristics of the liabilities that fund them and by the competition in our marketplace.

The Company's profitability is also affected by the level of its non-interest income and expenses, provision for loan losses and provision for income taxes. Non-interest income consists mostly of service charges on the Bank's loan and deposit products, trust and asset management service fees, increases in the cash surrender value of the BOLI, net gains or losses from the sales of loans and securities AFS and from the sales of ORE. Non-interest expense consists of compensation and related employee benefit expenses, occupancy, equipment, data processing, advertising, marketing, professional fees, insurance and other operating overhead.

The Company's profitability is significantly affected by general economic and competitive conditions, changes in market interest rates, government policies and actions of regulatory authorities. The Company's loan portfolio is comprised principally of commercial and commercial real estate loans. The properties underlying the Company's mortgages are concentrated in Northeastern Pennsylvania. Credit risk, which represents the possibility of the Company not recovering amounts due from its borrowers, is significantly related to local economic conditions in the areas where the properties are located as well as the Company's underwriting standards. Economic conditions affect the market value of the underlying collateral as well as the levels of adequate cash flow and revenue generation from income-producing commercial properties.

Overview

Net income for the year ended December 31, 2007 was $4,612,000, compared to $4,125,000 for the year ended December 31, 2006. During the same periods, diluted earnings per common share was $2.23 and $2.01, respectively. For the year ended December 31, 2007, the Company's return on average assets (ROA) and return on average shareholders' equity (ROE) were 0.80% and 8.65%, respectively, compared to 0.73% and 8.31% for the year ended December 31, 2006. The improvement in net income was primarily from a 3%, or $451,000, increase in net interest income, a 15%, or $683,000, rise in non-interest income, partially offset be a 5%, or $758,000, increase in operating expenses. Also contributing to the improvement was a credit for loan losses of $60,000 during the twelve months ended December 31, 2007 compared to a provision of $325,000 in 2006. The improvement in ROA and ROE was largely due to the improvement in net income.

Net interest income

The following table sets forth a comparison of average balances of assets and liabilities and their related net tax equivalent yields and rates for 2007, 2006 and 2005 (dollars in thousands):

	2007			2006			2005		
	Average balance	Interest	Yield/ rate	Average balance	Interest	Yield/ rate	Average balance	Interest	Yield/ rate
Interest-earning assets									
Interest-bearing deposits	$ 184	$ 9	4.81 %	$ 240	$ 9	3.82 %	$ 540	$ 14	2.67%
Investments:									
U.S. government agencies	34,682	1,724	4.97	43,299	1,795	4.15	31,976	1,171	3.66
Mortgage-backed securities	51,781	2,540	4.91	42,999	1,944	4.52	54,257	2,328	4.29
State and municipal	12,267	780	6.36	14,485	927	6.40	13,203	837	6.34
Other	17,487	1,175	6.72	14,536	946	6.50	14,126	643	4.55
Total investments	116,217	6,219	5.35	115,319	5,612	4.87	113,562	4,979	4.38
Loans:									
Commercial	220,968	16,458	7.45	219,482	16,018	7.30	216,385	13,646	6.31
Consumer	68,395	4,625	6.76	65,011	4,200	6.46	53,675	3,548	6.61
Real estate	134,869	8,360	6.20	133,279	8,101	6.08	120,407	7,237	6.01
Direct financing leases	549	34	6.16	618	38	6.18	1,387	83	6.01
Total loans	424,781	29,477	6.94	418,390	28,357	6.78	391,854	24,514	6.26
Federal funds sold	1,948	103	5.28	2,479	123	4.97	1,866	49	2.60
Total earning assets	$543,130	$ 35,808	6.59 %	$536,428	$ 34,101	6.36 %	$507,822	$ 29,556	5.82%
Interest-bearing liabilities									
Deposits:									
Savings	$ 41,055	$ 511	1.24 %	$ 46,422	$ 620	1.34 %	$ 48,273	$ 450	0.93%
NOW	67,489	1,837	2.72	69,138	1,880	2.72	52,244	666	1.28
MMDA	84,000	3,658	4.35	68,476	2,948	4.30	24,183	438	1.81
CDs < $100,000	94,420	4,173	4.42	87,345	3,235	3.70	85,612	2,534	2.96
CDs > $100,000	66,998	3,168	4.73	67,129	2,791	4.16	89,076	2,821	3.17
Clubs	1,908	23	1.21	1,750	19	1.08	1,781	19	1.07
Total deposits	355,870	13,370	3.76	340,260	11,493	3.38	301,169	6,928	2.30
Repurchase agreements	19,580	465	2.38	23,391	624	2.67	35,106	634	1.81
Borrowed funds	71,573	3,825	5.34	79,627	4,244	5.33	82,114	4,159	5.06
Total interest-bearing liabilities	$447,023	$ 17,660	3.95 %	$443,278	$ 16,361	3.69 %	$418,389	$ 11,721	2.80%
Net interest income		$ 18,148			$ 17,740			$ 17,835	
Net interest spread			2.64 %			2.67 %			3.02%
Net interest margin			3.34 %			3.31 %			3.51%
Total average assets	$575,458			$564,923			$536,262		
Average non-interest-bearing deposits	$ 70,606			$ 68,224			$ 67,093		

In the above table, interest income was adjusted to a tax-equivalent basis, using the corporate federal tax rate of 34%, to recognize the income from tax-exempt interest-earning assets as if the interest was taxable. This treatment allows a uniform comparison between yields on interest-earning assets. Loans include loans AFS and non-accrual loans but exclude the allowance for loan losses. Within consumer loans, direct financing leases are presented net of unearned interest. Average balances are based on amortized cost and do not reflect unrealized gains or losses. Net interest rate spread represents the difference between the average yield on average interest-earning assets and the average cost of average interest-bearing liabilities. Net interest margin represents net interest income divided by total average interest-earning assets.

Changes in net interest income are a function of both changes in interest rates and changes in volume of interest-earning assets and interest-bearing liabilities. The following table presents the extent to which changes in interest rates and changes in volumes of interest-earning assets and interest-bearing liabilities have affected the Bank's interest income and interest expense during the periods indicated. Information is provided in each category with respect to (1) the changes attributable to changes in volume (changes in volume multiplied by the prior period rate), (2) the changes attributable to changes in interest rates (changes in rates multiplied by prior period volume) and (3) the net change. The combined effect of changes in both volume and rate has been allocated proportionately to the change due to volume and the change due to rate. Tax-exempt income was not converted to a tax-equivalent basis on the rate/volume analysis (dollars in thousands):

	Years ended December 31,					
	2007 compared to 2006 Increase (decrease) due to			2006 compared to 2005 Increase (decrease) due to		
	Volume	Rate	Total	Volume	Rate	Total
Interest income:						
Loans and leases:						
Mortgage	$ 97	$ 163	$ 260	$ 781	$ 82	$ 863
Commercial	108	318	426	194	2,180	2,374
Consumer	219	203	422	682	(73)	609
Total loans and leases	424	684	1,108	1,657	2,189	3,846
Investment securities, interest-bearing deposits and federal funds sold	14	628	642	86	577	663
Total interest income	438	1,312	1,750	1,743	2,766	4,509
Interest expense:						
Deposits:						
Certificates of deposit greater than $100,000	(5)	382	377	(793)	754	(39)
Other	520	980	1,500	1,414	3,190	4,604
Total deposits	515	1,362	1,877	621	3,944	4,565
Other interest-bearing liabilities	(558)	(20)	(578)	(620)	695	75
Total interest expense	(43)	1,342	1,299	1	4,639	4,640
Net interest income	$ 481	$ (30)	$ 451	$ 1,742	$(1,873)	$ (131)

The slope of the yield curve, which became inverted, or negatively sloped in 2006, has returned to a more normal, positive slope in 2007. An inverted yield curve presents challenges to banks because short-term rates are higher than long-term rates which tends to compress net interest income because deposit and borrowing terms are generally shorter than investment and loan terms. The Federal Open Market Committee (FOMC) reduced short-term interest rates three times during the second half of 2007. In response to these actions, national prime also decreased during 2007. National prime, the benchmark rate banks use to set rates on various lending and other interest sensitive products, also decreased three times for a total decrease of 100 basis points from 8.25% at December 31, 2006 to 7.25% at December 31, 2007. As a result of the rate reductions, the yield curve has become more positively sloped thereby providing opportunities for the Bank to bolster its net interest margin.

Though national prime decreased 100 basis points, the weighted-average national prime rate increased to 8.05% in 2007 compared to 7.96% in 2006. This phenomenon was caused by the first rate reduction occurring well into the third quarter. Thus, most of the 2007 consisted of market rates that existed at the year-end 2006 level. The effect of this average increase pressured rates paid on interest-bearing liabilities and was only marginally offset by the effect rates had on interest earning-assets. During 2008, the FOMC has already reduced short-term rates two times, by 125 basis points in January. The Bank's asset liability committee meets regularly to combat the rapidly downward adjustments in order to minimize the effect rate changes will have on net interest income during what appears to be the beginning of a period of rate easing and the Bank will, no doubt, operate in a relatively lower interest rate environment in 2008 than what existed during 2006 and most of 2007.

As market rates fall along with national prime, loan originations, renewing commercial and residential loans and lines of credit should price below the average 2007 portfolio yields. In addition, the decrease in the Treasury yields and other capital market rates could have an unfavorable impact on the Bank's total investment portfolio by decreasing yields, which had been on the rise during 2005 and continued through 2007. As expected, the relative and predominantly higher interest rate environment during 2007 continued to have a positive influence on the Bank's interest-earning assets. Total interest income increased 5%, from $33,530,000 in 2006 to $35,279,000 in 2007 and further, caused the tax-equivalent yield on earning assets to increase 23 basis points. The Bank should begin a period of yield decline on its interest-earning assets during the current interest rate environment.

Interest expense increased $1,299,000, or 8%, from $16,361,000 in 2006 to $17,660,000 in 2007. The cost of interest-bearing liabilities increased 26 basis points in 2007. The higher interest rate environment that was prevalent throughout most of 2007, in conjunction with higher average interest-bearing deposit balances, necessitated the need for the Bank to increase offering rates on its deposit products. As a result, interest expense on deposits increased $1,877,000 during 2007, of which approximately $1,362,000 was caused by a 38 basis point rise in average rates. Average balances in interest-bearing deposits increased by $15,610,000 during 2007, resulting in an additional $515,000 in expense. Interest expense on borrowings, including repurchase agreements, declined $578,000 during 2007, due almost entirely to lower average balances.

As a result of the mix of the Bank's interest-sensitive assets and liabilities and the varying effects the slope of the interest rate yield curve has had during 2007, net interest income increased $451,000, or 3%, from $17,168,000 in 2006 to $17,619,000 in 2007. On a tax-equivalent basis, the net interest rate spread declined 3 basis points from 2.67% to 2.64% and the tax-equivalent margin improved 3 basis points, from 3.31% in 2006 to 3.34% in 2007, respectively. The decrease in spread was due to a larger increase in rates paid on interest-bearing liabilities than the increase in yields from interest-earning assets. The margin improvement was from more net interest income in 2007 compared to 2006.

Provision for loan losses

The provision for loan losses represents the necessary amount to charge against current earnings, the purpose of which is to increase the allowance for loan losses to a level that represents management's best estimate of known and inherent losses in the Bank's loan portfolio. Loans and leases determined to be uncollectible are charged-off against the allowance for loan losses. The required amount of the provision for loan losses, based upon the adequate level of the allowance for loan losses, is subject to ongoing analysis of the loan portfolio. The Bank's Special Asset Committee meets periodically to review problem loans and leases. The committee is comprised of Bank management, including the chief risk officer, loan workout officers and collection personnel. The committee reports quarterly to the Credit Administration Committee of the Board of Directors.

Management continuously reviews the risks inherent in the loan and lease portfolio. Specific factors used to evaluate the adequacy of the loan loss provision during the formal process include:

- specific loans that could have loss potential;
- levels of and trends in delinquencies and non-accrual loans;
- levels of and trends in charge-offs and recoveries;
- trends in volume and terms of loans;
- changes in risk selection and underwriting standards;
- changes in lending policies, procedures and practices;
- experience, ability and depth of lending management;
- national and local economic trends and conditions; and
- changes in credit concentrations.

A credit for loan losses of $60,000 was made to the allowance during 2007 compared to a provision for loan losses of $325,000 for the year ended December 31, 2006. In 2007, the Company did not need to make provisions and reduced the allowance for loan losses due to a reduced level of internally criticized and classified loans. These reductions occurred as a result of some adversely rated loans which were either upgraded in rating due to credit improvement or were repaid. The allowance for loan losses was $4,824,000 at December 31, 2007, compared to $5,444,000 at December 31, 2006. The reduced level of the allowance this year was due to the improved quality of the portfolio mentioned previously.

Other income

Other (non-interest) income consists of service charges or fees collected on the Bank's various deposit and loan products, fees from trust, asset management and other financial services, net mortgage servicing revenue, the increase in the cash surrender value of the BOLI, the net realized gains and losses from the sales of investment securities, loans and foreclosed assets held-for-sale and other various classifications of non-interest related income.

For the year ended December 31, 2007, total other income was $5,205,000, an increase of $683,000, or 15%, from the $4,522,000 recorded during 2006. In 2007, the Company experienced growth in service charges on deposit accounts of $376,000, or 14%, and also recognized net gains of $144,000 from sales of foreclosed properties held-for-sale. An increase in overdraft charges was the principal reason for growth in deposit service charges. The significant gain from the sale of foreclosed properties was the result of excess collateral value compared to the carrying value. Further contributing to the increase in non-interest income were: increased sales activities of residential mortgages into the secondary market resulting in

$62,000 more of gains compared to 2006; increases in BOLI earnings; higher revenue from financial services activities; and the disposal of premises and equipment that produced net gains of $98,000 in 2007 compared to net losses of $20,000 in 2006. Included in 2007 were the sales of two commercial facilities previously leased to non-related third parties.

Other expense

For the twelve months ended December 31, 2007, other operating expenses were $16,637,000 compared to $15,878,000 for the twelve months ended December 31, 2006, a $758,000 or 5% increase. Merit and performance-based incentive increases caused salary and employee benefit costs to rise $377,000, or 5%, for the twelve months ended December 31, 2007 compared to the same period in 2006. Advertising and marketing related expenses were up $144,000, or 27%, due to activities associated with the grand opening and relocation project of Company's Green Ridge branch office. Other expenses increased $225,000, or 6%, in 2007 compared to 2006 caused by increased professional services, ATM expense and other branch related operating costs.

The ratio of non-interest expense less non-interest income (expense ratio) to average assets at December 31, 2007 and 2006 was 2.01% and 2.02%, respectively. The overhead expense ratio of the Company remains comparable to the Uniform Bank Performance Report peer comparison group ratio.

Provision for income taxes

Income before provision for income taxes in 2007 increased $760,000 from 2006. The effective federal income tax rate was 26.2% and 24.8% for the years ending December 31, 2007 and 2006, respectively. The increase in the effective tax rate is attributed to an increase in pre-tax income and a decrease in tax-free income.

Comparison of Financial Condition as of December 31, 2006 and 2005 and Results of Operations for each of the Years then Ended

Financial Condition

Overview

Consolidated assets increased $18,257,000, or 3%, during the year ended December 31, 2006 to $562,318,000. The increase resulted from increases in total deposits of $30,836,000 and total shareholders' equity of $2,766,000, partially offset by a net decrease in total borrowings of $16,285,000. During 2006, the carrying values of total loans and total securities increased $13,748,000 and $2,732,000, respectively, while cash and cash equivalents increased $1,206,000.

Deposits

Total deposits increased $30,836,000, or 8%, during 2006 to $410,335,000. The growth was principally due to increases in money market and NOW accounts of $20,775,000 and $15,074,000, or 40% and 30%, respectively. The positive relationships we have garnered with our customers in the public sector continued to strengthen our position in NOW accounts. The increase in money market accounts was due to continued success in the implementation of deposit-gathering strategies in conjunction with increased short-term promotional interest rates and transfers from less attractive longer-term certificates of deposit. Though the Bank has introduced some promotional strategies for shorter-term certificates of deposit, management did not aggressively pursue CDs; rather, most of the efforts were targeted to attract transactional core deposits such as NOW and money market accounts. Certificate of deposit accounts continued to shrink with a sustaining shift of depositor sentiment toward more attractive interest-bearing core deposits. Certificate of deposit accounts represented 38% of total deposits with a significant portion scheduled to mature in 2007. DDAs increased 5% compared to December 31, 2005 and the Bank continues to experience growth from both its personal and non-personal relationship customers.

Short-term borrowings

At December 31, 2006 and 2005, sweep accounts represented 70% and 66%, respectively, of total repurchase agreements. Customer liquidity and investment needs and changes in interest rates caused a net decrease in repurchase agreements from $26,913,000, at December 31, 2005, to $22,224,000 at December 31, 2006. This variance included a shift from repurchase agreements to NOW and money market deposit accounts.

A combination of loan demand, investment in branch expansion projects and a desire to strategically reduce dependency on long-term financing has resulted in an increase in overnight borrowings of $9,626,000 at December 31, 2006 compared to December 31, 2005.

Long-term debt

The weighted-average rate in effect on funds borrowed at December 31, 2006, was 5.15% compared to 5.16% as of December 31, 2005. The 2006 weighted-average rate was 121 basis points below the tax-equivalent yield of 6.36% on average earning assets for the year ended December 31, 2006. During the third quarter of 2006, the Bank refinanced a portion of its long-term debt with the FHLB in order to reduce interest expense. The Bank repaid a $16,000,000 convertible select 6.22% advance scheduled to mature in 2010. Simultaneously, the Bank entered into a new FHLB $16,000,000 convertible select 5.26% advance with a scheduled maturity in 2016. The immediate effect of the 96 basis point decrease in rate was to reduce interest expense by approximately $154,000 per annum.

Long-term debt decreased $21,168,000, or 25%, during 2006, to $62,536,000. The decrease was the result of increased deposit generation that was used to repay FHLB advances during the second and third quarters of 2006 and the Bank's desire to reduce its dependency on this long-term funding source.

Accrued expenses and other liabilities

Net increases in interest-bearing liabilities along with higher interest rates caused an increase in accrued interest payable which was the primary contributor to an increase in accrued expenses and other liabilities of $940,000, or 29%, from December 31, 2005 to December 31, 2006.

Investments

Total investments increased $2,732,000, net of $221,000 appreciation in the market value of AFS investments. Throughout 2006, tactics were undertaken to re-position the portfolio to meet earnings and liquidity objectives. These measures contributed to the increase in the yield of the portfolio 49 basis points in 2006 compared to 2005. The carrying value of investment securities, at December 31, 2006, was $100,411,000, or 18%, of total assets compared to $97,679,000, or 18%, as of December 31, 2005. Mortgage-backed securities continued to dominate the composition of the total investment portfolio representing 43% at December 31, 2006, essentially unchanged from 44% at December 31, 2005.

During 2006, interest rates throughout the yield curve continued to increase with the most significant increase at the short-end and the least significant at the long-end, basically resulting in a continued period of yield curve inversion. This environment continued to preclude structured growth strategies, especially for earning assets that are market driven, such as the investment portfolio, due to the lack of investments that produced adequate interest rate spreads to the Bank's funding sources. Because of this unusual interest rate environment, the Bank used cash flows from its investment portfolio to repay borrowings and fund growth in the loan portfolio.

AFS securities are stated net of unrealized gains and losses. As of December 31, 2006, AFS debt securities were recorded with a net unrealized loss in the amount of $1,656,000. At December 31, 2006 AFS equity securities were recorded at $471,000 including an unrealized gain of $192,000.

The tax-equivalent yield on debt securities by stated maturity date at December 31, 2006, was as follows:

	One year or less	One through five years	Five through ten years	More than ten years	Total
U.S. government agencies	— %	4.35 %	4.38 %	5.64 %	4.65 %
Mortgage-backed securities	—	3.78	3.82	5.01	4.69
State & municipal subdivisions	—	—	5.77	5.71	5.71
Preferred term securities	—	—	—	7.02	7.02
Total debt securities	— %	4.11 %	4.27 %	5.56 %	5.04 %

Loans and leases

Gross loans and leases increased $13,514,000, or 3%, from $409,129,000 at December 31, 2005, to $422,643,000 at December 31, 2006. Gross loans represented 75% of total assets at December 31, 2006 and December 31, 2005.

In 2006, the Bank originated $17,152,000 of commercial loans, $21,431,000 of mortgage loans and $29,565,000 of consumer loans. This compares to $27,030,000, $39,398,000 and $38,763,000, respectively, in 2005. Included in mortgage loans was $11,111,000 of real estate construction lines in 2006 and $18,128,000 in 2005. In addition for 2006, the Bank originated lines of credit in the amounts of $29,389,000 for commercial borrowers and $6,768,000 in home equity and other consumer lines of credit.

Though loan originations were down in 2006 compared to 2005, payoffs and pay-downs subsided resulting in a net increase in the loan portfolio.

Commercial and Commercial Real Estate Loans:

Net of scheduled principal curtailments, loan participation sales and pre-payments, commercial loans increased $1,924,000 to $218,213,000 from $216,289,000, or almost 1% during 2006.

Residential Real Estate Loans:

Residential real estate loans increased $8,822,000, or 8%, to $112,743,000. Due to the interest rate environment, and lower amounts of pay-downs and payoffs growth was primarily from converted construction loans and to a lesser extent, sales campaigns.

Consumer Loans:

Consumer loans increased $3,659,000, or 5%, during 2006. Success in the spring and fall sales campaigns, with added advertising and marketing, along with less pay-downs, helped boost the home equity installment program by more than $8,000,000. These campaigns more than offset declines in home equity lines of credit, during a period of a rising prime rate.

Real Estate Construction Loans:

Real estate construction loans decreased by $829,000, or 6%, at December 31, 2006 compared to December 31, 2005. The commercial construction loans did not quite offset the decline in the residential construction loan balance but both categories remained strong.

Direct Financing Leases:

The balance represents tax-free leasing arrangements provided to municipal customers. For 2006, the activity represented scheduled annual run-off. In years prior to 2005, the balance also consisted of automobile lease financing.

Loans available-for-sale

Loans AFS, at December 31, 2006, were $122,000, with a corresponding fair value of $123,000, compared to $429,000 and $434,000, respectively, at December 31, 2005. During 2006, residential mortgages and student loans with principal balances of $11,792,000 and $707,000, respectively, were sold into the secondary market and gains of approximately $98,000 were recognized.

At December 31, 2006 and 2005, the servicing portfolio balance of sold residential mortgage loans was $53,112,000 and $47,835,000, respectively.

Allowance for loan losses

Total charge-offs, net of recoveries, for the year ended December 31, 2006 were $866,000, compared to $833,000 in 2005. Combined consumer loan and lease financing net charge-offs increased slightly from $141,000 at December 31, 2005 to $161,000 through December 31, 2006. Commercial loan net charge-offs were $597,000 for the year 2006 compared to

$682,000 for 2005. Mortgage loan net charge-offs were $108,000 in 2006 compared to $10,000 in 2005. The ratio of allowance for loan losses to total loans was 1.29% at December 31, 2006 compared to 1.46% at December 31, 2005.

Non-performing assets

In 2006, non-performing loans were reduced by $6,211,000, or 64%, to $3,439,000. There were no repossessed assets at December 31, 2006 compared to $19,000 in 2005. At year-end 2006 ORE totaled $197,000. There was no ORE at year-end 2005. Five residential properties were owned at year-end 2006, four of which were under agreements to be sold. The Special Assets Department had developed specific action plans for each of the Company's non-performing loans. During 2006, several of those plans came to a conclusion resulting in a substantial reduction of non-performing loans. The non-accrual loans were $3,358,000 at December 31, 2006, a reduction of $6,095,000, or 64%, from year-end 2005. During 2006 approximately $1,583,000 of loans were placed in non-accrual status. This was more than offset by payoffs or pay-downs of $2,485,000, charge-offs of $909,000, $240,000 in transfers to foreclosed assets and $4,045,000 of loans that returned to performing status. Loans past due 90 days or more and accruing declined by 59%, to $81,000, at December 31, 2006. As a result, the percentage of non-performing assets to total assets declined to 0.65% at December 31, 2006, compared to 1.78% for the prior year-end and non-performing loans to net loans declined to 0.82% at December 31, 2006, from 2.39% at December 31, 2005.

During 2006, the Bank collected $279,000 of interest income recognized on the cash basis. If the non-accrual loans that were outstanding as of December 31, 2006 had been performing in accordance with their original terms, the Bank would have recognized interest income, with respect to such loans, of $332,000 for the year ended December 31, 2006.

Bank premises and equipment, net

The Bank's premises and equipment decreased $359,000, net of accumulated depreciation. During 2006, the Bank purchased or transferred from construction in process, a component of other assets, approximately $852,000, net of disposals compared to $1,724,000 in 2005.

Foreclosed assets held-for-sale

Other Real Estate Owned

ORE was $197,000. Five residential properties were owned at year end 2006, four of which were under agreements to be sold. There were no foreclosed real estate properties owned at December 31, 2005.

Repossessed Assets

Improvement in the turn-around time on sales of repossessed vehicles and the termination of the Bank's automobile leasing business in 2005 reduced the repossessed asset balance from $19,000 at December 31, 2005 to $0 as of December 31, 2006.

Terminated lease assets held-for-sale

At the end of 2005, the Bank's vehicle lease program terminated. Terminated lease assets were vehicles that were lease-financed by the Company with contractual terms fulfilled. Pursuant to the lease agreement, the vehicles were returned to the Company and recorded on the books in other assets at the residual value. These vehicles were subsequently sold as soon as practicable. The difference between sales price and residual value, if any, was charged against current earnings. Simultaneously, a claim was submitted to the Company's residual insurance carrier for payment. Receipt of any residual insurance proceeds was then credited to current earnings. All vehicles which were returned to the Bank were subsequently sold prior to December 31, 2005. During 2006, the Bank received $15,000 from residual insurance claims for vehicles that were sold at the end of 2005.

Accrued interest receivable and other assets

The increase in accrued interest receivable of $543,000, or 28%, from December 31, 2005 to December 31, 2006 was principally due to higher average balances of interest-earning assets as well as an increase in the number of days in the accrual compared to the prior year. The increase in other assets of $755,000, or 19%, for the same period, was due mostly to capitalized interim construction costs for the Bank's Green Ridge branch expansion and other projects and the purchase of an interest rate floor derivative contract. These increases were partially offset by a cumulative effect adjustment related to the Bank's investment in a limited partnership.

Results of Operations

Earnings Summary

Net income for the year ended December 31, 2006 was $4,125,000, compared to $4,592,000 for the year ended December 31, 2005. During the same periods, diluted earnings per common share was $2.01 and $2.25, respectively. For the year ended December 31, 2006, the Company's return on average assets (ROA) and return on average shareholders' equity (ROE) were 0.73% and 8.31%, respectively, compared to 0.86% and 9.64% for the year ended December 31, 2005. The decline in net income was caused primarily by a 9% increase in non-interest expenses. The provision for loan losses declined by $505,000 and non-interest income increased by $372,000, or 9%, while net interest income was down marginally; less than 1% for the year ended December 31, 2006 compared to year end 2005. The decrease in ROA and ROE was primarily due to the variance in net income.

Net interest income

The slope of the yield curve, which flattened in 2004 and continued to flatten in 2005 became inverted, or negatively sloped in 2006. An inverted yield curve presents challenges to all banks because short-term rates are higher than long-term rates. This situation is unusual and tends to squeeze net interest income because deposit and borrowing terms are generally shorter than investment and loan terms. The FOMC increased short-term interest rates four times in the first half of 2006. In response to these actions, national prime also increased during 2006. National prime, the benchmark rate banks use to set rates on various lending and other interest-sensitive products, also increased four times for a total increase of 100 basis points from 7.25% at December 31, 2005 to 8.25% at December 31, 2006.

As expected, the relative and predominantly higher interest rate environment during 2006 continued to have a positive influence on the Bank's interest-earning assets. Total interest income increased 15.5%, from $29,020,000 in 2005 to $33,530,000 in 2006 and further, caused the tax-equivalent yield on earning assets to increase 54 basis points.

Interest expense increased $4,640,000, or 39.6%, from $11,721,000 in 2005 to $16,361,000 in 2006. The cost of interest-bearing liabilities increased 89 basis points in 2006. The increased interest rate environment, in particular at the short- to mid-term range of the yield curve, in conjunction with deposit gathering strategies, required the Bank to increase offering rates on its deposit products. The bulk of the rate increases impacted the Bank's interest expense on customer deposits, which increased $4,565,000 during 2006 of which over $3,944,000 was caused by a 108 basis point rise in rates. Average balances in deposits increased by more than $39,000,000 during 2006, with growth in most all categories, resulting in additional interest expense of $621,000 during 2006.

The weighted-average interest rate paid on borrowed funds increased 27 basis points in 2006 compared to 2005 largely due to higher rates paid on overnight borrowings. During the third quarter of 2006, the Bank refinanced a portion of its long-term debt with the FHLB in order to reduce interest expense. The immediate impact of the refinance was a reduction of interest expense by approximately $154,000 per annum.

As a result of the mix of the Bank's interest-sensitive assets and liabilities and the varying effects that the slope of the interest rate yield curve had during 2006, net interest income decreased $131,000, or 0.8%, from $17,299,000 in 2005 to $17,168,000 in 2006. On a tax-equivalent basis, the net interest rate spread declined 35 basis points from 3.02% to 2.67% and the tax-equivalent margin declined 20 basis points, from 3.51% in 2005 to 3.31% in 2006, respectively.

Provision for loan losses

The provision for loan losses was $325,000 for the year ended December 31, 2006, compared to $830,000 in 2005. As a result, the allowance for loan losses was $5,444,000 at December 31, 2006, compared to $5,985,000 at December 31, 2005. The significant reduction in the provision was due to the improved quality of the portfolio coupled with a decline in loans migrating to non-performing status. Non-performing loans declined $6,211,000, or 64%, to $3,439,000 at December 31, 2006, from $9,650,000, at December 31, 2005. The reduction was both in non-accrual loans which declined by $6,095,000 to $3,358,000 at December 31, 2006, and a decline of $116,000 in loans past due 90 days or more and still accruing. The Bank continued to give heightened attention to the collection of sub-performing loans which resulted in lower levels of delinquencies and non-accruing loans for 2006.

Other income

For the year ended December 31, 2006, other income was $4,522,000, an increase of $372,000, or 9.0%, from $4,150,000 for the year ended December 31, 2005. The primary cause of the increase was the lack of losses incurred from the sales of terminated and previously leased automobiles. During 2005, the Company recognized $335,000 in losses from these vehicle sales compared to residual insurance claims of $15,000 in 2006. The automobile leasing program expired in 2005. In addition, the strategy to sell more loans into the secondary market resulted in gains of $98,000 in 2006 compared to $10,000 in 2005. During 2005, the gains recognized on foreclosed assets included proceeds from an insurance claim resulting in a gain of $57,000, compared to a minor loss in 2006.

Other expense

For the twelve months ended December 31, 2006, other operating expenses were $15,878,000 or $1,316,000 more than the $14,562,000 recorded in the same period of 2005. Salary and employee benefit costs increased $1,235,000, or 17.4%, for the twelve months ended December 31, 2006 compared to the same period in 2005. The increase was due to pay increases, increased number of full-time equivalent employees due to staffing needs, one-time voluntary separation benefit payments and stock-based compensation expense.

Premises and equipment increased $190,000, or 6.4%, in 2006 compared to 2005. Equipment maintenance increased by approximately $58,000 due to more repairs, rental and maintenance in 2006. Occupancy related expense increases were caused by increased property insurance, facility maintenance and increased rent due to activities related to the branch expansion project.

Advertising and marketing related expenses were down $81,000, or 13.0%, during the year ended 2006 compared to the year ended 2005. The decrease was related to expense savings tactics implemented during the fourth quarter of 2006 caused by expense overruns in some of the other strategic functional areas. As a result, some of the advertising programs, use of mass media, direct mail, community events and sponsorships, slated for the fourth quarter of 2006, were either cancelled or deferred to 2007 where the primary focus would be branch opening projects.

The ratio of non-interest expense less non-interest income (expense ratio) to average assets at December 31, 2006 and 2005 was 2.02% and 1.93%, respectively. The increase was caused predominantly by higher overhead expenses and was comparative to the Uniform Bank Performance Report peer comparison group percentage.

Provision for income taxes

Income before provision for income taxes in 2006 decreased $570,000 from 2005. The effective federal income tax rate was 24.8% and 24.2% for the years ending December 31, 2006 and 2005, respectively. The minor increase in the effective tax rate was attributed to an increase in temporary differences that gave rise to an increase in pre-tax income.

Off-Balance Sheet Arrangements and Contractual Obligations

The Company is a party to financial instruments with off-balance sheet risk in the normal course of business in order to meet the financing needs of its customers and in connection with the overall interest rate management strategy. These instruments involve, to a varying degree, elements of credit, interest rate and liquidity risk. In accordance with GAAP, these instruments are either not recorded in the consolidated financial statements or are recorded in amounts that differ from the notional amounts. Such instruments primarily include lending commitments, lease obligations and derivative instruments. For a further discussion on the Bank's derivative instrument, see Note 1, "Nature of operations and summary of significant accounting policies," and Note 12, "Fair value of financial instruments and derivatives," contained within the notes to consolidated financial statements in Part II, Item 8.

Lending commitments include commitments to originate loans and commitments to fund unused lines of credit. Commitments to extend credit are agreements to lend to a customer as long as there is no violation of any condition established in the contract. Commitments generally have fixed expiration dates or other termination clauses and may require payment of a fee. Since some of the commitments are expected to expire without being drawn upon, the total commitment amounts do not necessarily represent future cash requirements.

In addition to lending commitments, the Company has contractual obligations related to operating lease commitments. Operating lease commitments are obligations under various non-cancelable operating leases on buildings and land used for office space and banking purposes.

The following table presents, as of December 31, 2007, the Company's significant determinable contractual obligations and significant commitments by payment date. The payment amounts represent those amounts contractually due to the recipient, excluding interest (dollars in thousands):

	One year or less	Over one year through three years	Over three years through five years	Over five years	Total
Contractual obligations:					
Certificates of deposit	$ 113,911	$ 61,542	$ 2,514	$ 234	$ 178,201
Long-term debt	709	41,000	—	21,000	62,709
Repurchase agreements	19,711	793	—	—	20,504
Operating leases	375	693	698	4,262	6,028
Significant commitments:					
Letters of credit	2,661	725	—	2,564	5,950
Loan commitments*	15,103	—	—	—	15,103
Total	$ 152,470	$ 104,753	$ 3,212	$ 28,060	$ 288,495

*Available credit to borrowers in the amount of $68,276 is excluded from the above table since, by its nature, the borrowers may not have the need for additional funding, and, therefore, the credit may or may not be disbursed by the Bank.

In addition to the items above, in 2008 the Company expects to complete the construction of a new branch office in West Scranton. As of December 31, 2007, the Company expects to incur approximately $2,000,000 of additional capital expenditures, representing outstanding construction commitments, and the cost for design, furniture and equipment to complete the project.

Related Party Transactions

Information with respect to related parties is contained in Note 15, "Related party transactions," within the notes to the consolidated financial statements, and incorporated by reference in Part II, Item 8.

Impact of Accounting Standards and Interpretations

Information with respect to the impact of accounting standards is contained in Note 18, "Recent accounting pronouncements," within the notes to the consolidated financial statements, and incorporated by reference in Part II, Item 8.

Impact of Inflation and Changing Prices

The consolidated financial statements and notes thereto presented herein have been prepared in accordance with GAAP, which requires measurement of our financial condition and results of operations in terms of historical dollars without considering the changes in the relative purchasing power of money over time due to inflation. The impact of inflation is reflected in the increased cost of our operations. Unlike industrial businesses, most all of the Company's assets and liabilities are monetary in nature. As a result, interest rates have a greater impact on our performance than do the effects of general levels of inflation as interest rates do not necessarily move in the same direction or, to the same extent, as the price of goods and services.

Capital Resources

The $3,579,000 increase in shareholders' equity (capital) during 2007 was primarily attributable to net income of $4,612,000, an increase in common stock from the Company's dividend reinvestment, stock purchase and stock option plans for a total of $521,000 and an increase in other comprehensive income (loss) of $369,000 due to the increased intrinsic value of the Company's cash flow hedge. These items were partially offset by the declaration of cash dividends of $1,922,000.

The Company is subject to various regulatory capital requirements administered by the federal banking agencies. Failure to meet minimum capital requirements can initiate certain mandatory and possible additional discretionary actions by regulators that, if undertaken, could have a direct material effect on the Company's financial statements. Under capital adequacy guidelines and the regulatory framework for prompt corrective action, the Company must meet specific capital guidelines that involve quantitative measures of the Company's assets, liabilities and certain off-balance-sheet items as calculated under regulatory accounting practices. The Company's capital amounts and classification are also subject to qualitative judgments by the regulators about components, risk-weightings and other factors.

Under these guidelines, assets and certain off-balance sheet items are assigned to broad risk categories, each with appropriate weights. The resulting capital ratios represent capital as a percentage of total risk-weighted assets and certain off-balance sheet items. The guidelines require all banks and bank holding companies to maintain a minimum ratio of total risk-based capital to total risk-weighted assets (Total Risk Adjusted Capital) of 8%, including Tier I capital to total risk-weighted assets (Tier I Capital) of 4% and Tier I capital to average total assets (Leverage Ratio) of at least 4%. Additional information with respect to capital requirements is contained in Note 14, "Regulatory matters," within the notes to the consolidated financial statements, and incorporated by reference in Part II, Item 8.

The Company's major source of capital during the previous five years has been from the retention of equity in undistributed earnings of the Bank, as reflected below:

	Net Income	Cash dividends declared	Earnings retained
2007	$ 4,611,572	$ 1,921,533	$ 2,690,039
2006	4,125,283	1,801,361	2,323,922
2005	4,591,697	1,624,263	2,967,434
2004	3,364,474	1,610,423	1,754,051
2003	1,643,248	1,601,898	41,350

At December 31, 2007, the Bank reported a net unrealized loss of $982,000 on AFS securities compared to a net unrealized loss of $966,000 as of December 31, 2006, or a minor deterioration of less than 2%. Fluctuations in the capital markets may cause frequent changes in the fair value of AFS securities. Further declines in value of the Bank's AFS securities should not be construed as a weakness in the capital position of the Company. The Company monitors market conditions closely and is prepared to take remedial action when appropriate.

Liquidity

Liquidity management ensures that adequate funds will be available to meet customers' needs for borrowings, deposit withdrawals and maturities and normal operating expenses of the Bank. Current sources of liquidity are cash and cash equivalents, asset maturities and pay-downs within one year, loans and investments AFS, growth of core deposits, growth of repurchase agreements, increases of other borrowed funds from correspondent banks and issuance of capital stock. Although regularly scheduled investment and loan payments are a dependable source of daily funds, the sales of both loans and investments AFS, deposit activity and investment and loan prepayments are significantly influenced by general economic conditions and the level of interest rates. During a declining interest rate environment, prepayments from interest-sensitive assets tend to accelerate and provide significant liquidity which will then be re-invested at the lower market rates. Conversely, in a period of rising interest rates, prepayment speeds from interest-sensitive assets tend to decelerate. Deposit inflow may accelerate and will then be invested at higher market interest rates. The Company closely monitors activity in the capital markets and takes appropriate action to ensure that the liquidity levels are adequate for funding, investing and operating activities.

At December 31, 2007, the Company had $10,409,000 in cash and cash equivalents. In addition, the Company had $827,000 of loans AFS and $121,837,000 in investments AFS. This combined total of $133,073,000 represented 23% of total assets at December 31, 2007. Management believes this level of liquidity to be strong and adequate to support current operations. For a discussion on the Bank's significant determinable contractual obligations and significant commitments, see "Off-balance sheet arrangements and contractual obligations," above.

The Company considers its primary source of liquidity to be its core deposit base consisting of deposits from customers throughout the branch network. The Company will continue to promote the acquisition of deposits through its branch offices and marketing efforts. At December 31, 2007, approximately 72% of the Company's assets were funded by deposits, which increased 4% during 2007, and an additional 9% of the assets were funded by the Company's equity, which increased 7% during 2007. The Company expects to continue to grow these two components, which provide a substantial and steady source of funds.

As detailed in the statement of cash flows, incorporated by reference, total cash and cash equivalents declined $3,392,000 during 2007. Cash from operations of $4,563,000, was supported by healthy earnings. The $20,130,000 provided by financing was mostly due to increased deposits. The Bank invested $28,085,000 from these two sources and $3,392,000 of cash on hand as of December 31, 2006, in interest-sensitive assets and premises and equipment, the latter mostly due to branch expansion projects.

At December 31, 2007, the Bank had approximately $138,836,000 in unused sources of borrowed funds available to meet liquidity requirements, if needed. The sources were the approximate borrowing capacity at the Federal Reserve Bank of Philadelphia of $5,652,000, available funding at the FHLB of $122,134,000 and $11,050,000 from correspondent banks.

Management of interest rate risk and market risk analysis

The Company is subject to the interest rate risks inherent in its lending, investing and financing activities. Fluctuations of interest rates will impact interest income and interest expense along with affecting market values of all interest-earning assets and interest-bearing liabilities, except for those assets or liabilities with a short term remaining to maturity. Interest rate risk management is an integral part of the asset/liability management process. The Company has instituted certain procedures and policy guidelines to manage the interest rate risk position. Those internal policies enable the Company to react to changes in market rates to protect net interest income from significant fluctuations. The primary objective in managing interest rate risk is to minimize the adverse impact of changes in interest rates on net interest income along with creating an asset/liability structure that maximizes earnings.

Asset/Liability Management. One major objective of the Company when managing the rate sensitivity of its assets and liabilities is to stabilize net interest income. The management of and authority to assume interest rate risk is the responsibility of the Company's Asset/Liability Committee (ALCO), which is comprised of senior management and members of the board of directors. ALCO meets quarterly to monitor the relationship of interest sensitive assets to interest sensitive liabilities. The process to review interest rate risk is a regular part of managing the Company. Consistent policies and practices of measuring and reporting interest rate risk exposure, particularly regarding the treatment of non-contractual assets and liabilities, are in effect. In addition, there is an annual process to review the interest rate risk policy with the board of directors which includes limits on the impact to earnings from shifts in interest rates.

Interest Rate Risk Measurement. Interest rate risk is monitored through the use of three complementary measures: static gap analysis, earnings at risk simulation and economic value at risk simulation. While each of the interest rate risk measurements has limitations, taken together they represent a reasonably comprehensive view of the magnitude of interest rate risk in the Company and the distribution of risk along the yield curve, the level of risk through time and the amount of exposure to changes in certain interest rate relationships.

Static Gap. The ratio between assets and liabilities re-pricing in specific time intervals is referred to as an interest rate sensitivity gap. Interest rate sensitivity gaps can be managed to take advantage of the slope of the yield curve as well as forecasted changes in the level of interest rate changes.

To manage this interest rate sensitivity gap position, an asset/liability model commonly known as cumulative gap analysis is used to monitor the difference in the volume of the Company's interest sensitive assets and liabilities that mature or re-price within given time intervals. A positive gap (asset sensitive) indicates that more assets will re-price during a given period compared to liabilities, while a negative gap (liability sensitive) has the opposite effect. The Company employs computerized net interest income simulation modeling to assist in quantifying interest rate risk exposure. This process measures and quantifies the impact on net interest income through varying interest rate changes and balance sheet compositions. The use of this model assists the ALCO to gauge the effects of the interest rate changes on interest-sensitive assets and liabilities in order to determine what impact these rate changes will have upon the net interest spread. At December 31, 2007 the Bank maintained a one-year cumulative gap of negative $27.5 million, or negative 4.7%, of total assets. The effect of this negative gap position provided a mismatch of assets and liabilities which may expose the Bank to interest rate risk during periods of increasing interest rates. Conversely, in a declining interest rate environment, net interest income could be positively impacted because more liabilities than assets will re-price downward during the one-year period.

Certain shortcomings are inherent in the method of analysis discussed above and presented in the next table. Although certain assets and liabilities may have similar maturities or periods of re-pricing, they may react in different degrees to changes in market interest rates. The interest rates on certain types of assets and liabilities may fluctuate in advance of changes in market interest rates, while interest rates on other types of assets and liabilities may lag behind changes in market interest rates. Certain assets, such as adjustable-rate mortgages, have features which restrict changes in interest rates on a short-term basis and over the life of the asset. In the event of a change in interest rates, prepayment and early withdrawal levels may deviate significantly from those assumed in calculating the table. The ability of many borrowers to service their adjustable-rate debt may decrease in the event of an interest rate increase.

The following table reflects the re-pricing of the balance sheet or "gap" position at December 31, 2007 (dollars in thousands):

	Interest sensitivity gap at December 31, 2007				
	Three months or less	Three to twelve months	One to three years	Over three years	Total
Cash and cash equivalents	$ 378	$ —	$ —	$ 10,031	$ 10,409
Investment securities [1][2]	21,658	13,705	28,406	62,518	126,287
Loans [2]	121,338	66,967	107,793	126,154	422,252
Fixed and other assets	—	8,489	—	19,976	28,465
Total assets	$ 143,374	$ 89,161	$ 136,199	$ 218,679	$ 587,413
Total cumulative assets	$ 143,374	$ 232,535	$ 368,734	$ 587,413	
Non-interest-bearing transaction deposits [3]	$ —	$ 6,480	$ 17,819	$ 40,497	$ 64,796
Interest-bearing transaction deposits [3]	89,289	—	37,024	56,399	182,712
Certificates of Deposit	39,941	73,966	61,542	2,751	178,200
Repurchase agreements	20,504	—	—	—	20,504
Short-term borrowings	19,152	—	—	—	19,152
Long-term debt	10,213	496	31,000	21,000	62,709
Other liabilities	—	—	—	4,149	4,149
Total liabilities	$ 179,099	$ 80,942	$ 147,385	$ 124,796	$ 532,222
Total cumulative liabilities	$ 179,099	$ 260,041	$ 407,426	$ 532,222	
Interest sensitivity gap	$ (35,725)	$ 8,219	$ (11,186)	$ 93,883	
Cumulative gap	$ (35,725)	$ (27,506)	$ (38,692)	$ 55,191	
Cumulative gap to total assets	(6.1)%	(4.7)%	(6.6)%	9.4%	

(1) Includes FHLB stock and the net unrealized gains/losses on available-for-sale securities.

(2) Investments and loans are included in the earlier of the period in which interest rates were next scheduled to adjust or the period in which they are due. In addition, loans were included in the periods in which they are scheduled to be repaid based on scheduled amortization. For amortizing loans and mortgage-backed securities, annual prepayment rates are assumed reflecting historical experience as well as management's knowledge and experience of its loan products.

(3) The Bank's demand and savings accounts were generally subject to immediate withdrawal. However, management considers a certain amount of such accounts to be core accounts having significantly longer effective maturities based on the retention

experiences of such deposits in changing interest rate environments. The effective maturities presented are the recommended maturity distribution limits for non-maturing deposits based on historical deposit studies.

Earnings at Risk and Economic Value at Risk Simulations. The Company recognizes that more sophisticated tools exist for measuring the interest rate risk in the balance sheet that extend beyond static re-pricing gap analysis. Although it will continue to measure its re-pricing gap position, the Company utilizes additional modeling for identifying and measuring the interest rate risk in the overall balance sheet. The ALCO is responsible for focusing on "earnings at risk" and "economic value at risk", and how both relate to the risk-based capital position when analyzing the interest rate risk.

Earnings at Risk. Earnings at risk simulation measures the change in net interest income and net income should interest rates rise and fall. The simulation recognizes that not all assets and liabilities re-price one-for-one with market rates (e.g., savings rate). The ALCO looks at "earnings at risk" to determine income changes from a base case scenario under an increase and decrease of 200 basis points in interest rate simulation models.

Economic Value at Risk. Earnings at risk simulation measures the short-term risk in the balance sheet. Economic value (or portfolio equity) at risk measures the long-term risk by finding the net present value of the future cash flows from the Company's existing assets and liabilities. The ALCO examines this ratio quarterly utilizing an increase and decrease of 200 basis points in interest rate simulation models. The ALCO recognizes that, in some instances, this ratio may contradict the "earnings at risk" ratio.

The following table illustrates the simulated impact of an immediate 200 basis points upward or downward movement in interest rates on net interest income, net income and the change in the economic value (portfolio equity). This analysis assumed that interest-earning asset and interest-bearing liability levels at December 31, 2007 remained constant. The impact of the rate movements was developed by simulating the effect of the rate change over a twelve-month period from the December 31, 2007 levels:

	Rates +200	Rates -200
Earnings at risk:		
Percent change in:		
Net interest income	(3.5)%	(3.2)%
Net income	(9.8)	(9.7)
Economic value at risk:		
Percent change in:		
Economic value of equity	(23.4)	(5.3)
Economic value of equity as a percent of total assets	(2.5)	(0.6)

Economic value has the most meaning when viewed within the context of risk-based capital. Therefore, the economic value may normally change beyond the Company's policy guideline for a short period of time as long as the risk-based capital ratio (after adjusting for the excess equity exposure) is greater than 10%. At December 31, 2007, the Company's risk-based capital ratio was 13.6%.

The table below summarizes estimated changes in net interest income over a twelve-month period beginning January 1, 2008, under alternate interest rate scenarios using the income simulation model described above (dollars in thousands):

Change in interest rates	Net interest income	$ variance	% variance
+200 basis points	$ 17,864	$ (641)	(3.5)%
+100 basis points	18,158	(347)	(1.9)
Flat rate	18,505	—	—
-100 basis points	18,490	(15)	(0.1)
-200 basis points	17,920	(585)	(3.2)

Simulation models require assumptions about certain categories of assets and liabilities. The models schedule existing assets and liabilities by their contractual maturity, estimated likely call date or earliest re-pricing opportunity. Mortgage-backed securities and amortizing loans are scheduled based on their anticipated cash flow including estimated prepayments. For investment securities, the Bank uses a third-party service to provide cash flow estimates in the various rate environments. Savings, money market and interest-bearing checking accounts do not have a stated maturity or re-pricing term and can be withdrawn or re-price at any time. This may impact the margin if more expensive alternative sources of deposits are required to fund loans or deposit runoff. Management projects the re-pricing characteristics of these accounts based on historical performance and assumptions that it believes reflect their rate sensitivity. The model reinvests all maturities, repayments and prepayments for each type of asset or liability into the same product for a new like term at current product interest rates provided by management. As a result, the mix of interest-earning assets and interest bearing-liabilities is held constant.

Derivative Financial Instruments. As part of the Bank's overall interest rate risk strategy, the Company has adopted a policy whereby the Bank may periodically use derivative instruments to minimize significant fluctuations in earnings caused by interest rate volatility. This interest rate risk management strategy entails the use of interest rate floors, caps and swaps. In October 2006, the Bank entered into an interest rate floor derivative agreement on $20,000,000 notional value of its prime-based loan portfolio. The purpose of the hedge is to help protect the Bank's interest income in the event interest rates decline below a pre-determined contractual interest rate. The strategy is reflected in the scenarios for earnings and economic value at risk and the net interest income in the two immediately preceding tables. For a further discussion on the Bank's derivative contract, see Note 1, "Nature of operations and summary of significant accounting policies," and Note 12, "Fair value of financial instruments and derivatives," contained within the notes to consolidated financial statements in Part II, Item 8.

Supervision and Regulation

The following is a brief summary of the regulatory environment in which the Company and the Bank operate and is not designed to be a complete discussion of all statutes and regulations affecting such operations, including those statutes and regulations specifically mentioned herein. Changes in the laws and regulations applicable to the Company and the Bank can affect the operating environment in substantial and unpredictable ways. We cannot accurately predict whether legislation will ultimately be enacted, and if enacted, the ultimate effect that legislation or implementing regulations would have on our financial condition or results of operations. While banking regulations are material to the operations of the Company and the Bank, it should be noted that supervision, regulation and examination of the Company and the Bank are intended primarily for the protection of depositors, not shareholders.

Recent Legislation

Financial Services Regulatory Relief Act of 2006. This federal act amends several federal banking laws to reduce redundant and costly regulatory burden. Among its many provisions, the act allows the payment of interest on certain reserve balances of depository institutions that are held at the Federal Reserve beginning in year 2011, requires banking regulatory agencies to streamline reports of condition and clarifies the authority of home and host state regulators with respect to supervision of interstate branches. The act was signed into law in October 2006.

Federal Deposit Insurance Reform Act of 2005 and the Federal Deposit Insurance Reform Conforming Amendments Act of 2005. These federal acts were signed into law in February 2006 to amend the Federal Deposit Insurance Act. These laws enact FDIC and banking industry deposit insurance reform proposals by amendments including: increasing the coverage for retirement accounts to $250,000 and indexing the coverage limit for retirement accounts to inflation as with the general deposit insurance coverage limit; merging the Bank Insurance Fund (BIF) and the Savings Association Insurance Fund (SAIF) into a new fund, the Deposit Insurance Fund (DIF); establishing a percentage range within which the FDIC Board of Directors may set the FDIC's Designated Reserve Ratio (DRR); allowing the FDIC to manage the pace at which the DRR varies within this range; eliminating the restrictions on premium rates based on the DRR and granting the FDIC Board the discretion to price deposit insurance according to risk for all insured institutions at all times.

Sarbanes-Oxley Act of 2002. In July, 2002, the Sarbanes-Oxley Act of 2002 was enacted. The stated goals of the Act are to increase corporate responsibility, to provide for enhanced penalties for accounting and auditing improprieties at publicly traded companies, and to protect investors by improving the accuracy and reliability of corporate disclosures pursuant to the securities laws.

The Act is the most far-reaching U.S. securities legislation enacted in decades. The Act generally applies to all companies, both U.S. and non-U.S., that file or are required to file periodic reports with the Securities and Exchange Commission under the Securities Exchange Act of 1934.

The Act includes very specific additional disclosure requirements and corporate governance rules, requires the SEC and securities exchanges to adopt extensive additional disclosure, corporate governance and other related rules and mandates further studies of certain issues by the SEC. The Act adds new obligations and restrictions on directors and senior executives of public companies, such as requiring certification of financial statements, and new audit committee procedures. The Act represents significant federal involvement in matters traditionally left to state regulatory systems such as the regulation of the accounting profession, and to state corporate law such as the relationship between a board of directors and management and between a board of directors and its committees.

USA PATRIOT Act of 2001. The Uniting and Strengthening America by Providing Appropriate Tools Required to Intercept and Obstruct Terrorism Act of 2001 (USA PATRIOT Act) was signed into law in October 2001. The USA PATRIOT Act broadened the application of anti-money laundering regulations to apply to additional types of financial institutions, such as broker-dealers, and strengthened the ability of the U.S. government to detect and prosecute international money laundering and the financing of terrorism. The principal provisions of Title III of the USA PATRIOT Act require that regulated financial institutions, including banks: (1) establish an anti-money laundering program that includes training and audit components; (2) comply with regulations regarding the verification of the identity of any person seeking to open an account; (3) take additional required precautions with regard to non-U.S. owned accounts; and (4) perform certain verification and certification of money laundering risk for their foreign correspondent banking relationships. The USA PATRIOT Act also expanded the conditions under which funds in a U.S. inter-bank account may be subject to forfeiture and increased the penalties for violation of anti-money laundering regulations. Failure of a financial institution to comply with the USA PATRIOT Acts requirements could have serious legal and reputational consequences for the institution. The Bank has adopted policies, procedures and controls to address compliance with the requirements of the USA PATRIOT Act under the existing regulations and will continue to revise and update its policies, procedures and controls to reflect changes required by the USA PATRIOT Act and implementing regulations.

As part of the USA PATRIOT Act, Congress adopted the International Money Laundering Abatement and Financial Anti-Terrorism Act of 2001 (IML Act). The IML Act amended the Bank Secrecy Act and adopted certain additional measures that increase the obligation of financial institutions, including the Bank, to identify their customers, watch for and report upon suspicious transactions, respond to requests for information by federal banking regulatory authorities and law enforcement agencies, and share information with other financial institutions. The Secretary of the Treasury has adopted several regulations to implement these provisions. The Bank is also barred from dealing with foreign "shell" banks. In addition, the IML Act expands the circumstances under which funds in a bank account may be forfeited. The IML Act also amended the Bank Holding Company Act and the Bank Merger Act to require the federal banking regulatory authorities to consider the effectiveness of a financial institution's anti-money laundering activities when reviewing an application to expand operations. The Bank has in place a Bank Secrecy Act compliance program.

Gramm-Leach-Bliley Act of 1999. This law authorized cross-industry affiliations between banks, securities firms, insurance companies and other financial service providers. This was landmark legislation that repealed the Glass-Steagall Act which since the 1930's had prohibited such affiliations. Among other provisions, the Act provided new authority for banks and created a revised framework for regulating affiliated financial services institutions.

Regulation W. Transactions between a bank and its "affiliates" are quantitatively and qualitatively restricted under the Federal Reserve Act. The Federal Deposit Insurance Act applies Sections 23A and 23B to insured nonmember banks in the same manner and to the same extent as if they were members of the Federal Reserve System. In 2002, the Federal Reserve Board issued Regulation W, which became effective in 2003. Regulation W codifies prior regulations under Sections 23A and 23B of the Federal Reserve Act and interpretative guidance with respect to affiliate transactions.

Regulation W incorporates the exemption from the affiliate transaction rules but expands the exemption to cover the purchase of any type of loan or extension of credit from an affiliate. Affiliates of a bank include, among other entities, the Bank's holding company and companies that are under common control with the Bank. The Company is considered to be an affiliate of the Bank.

Federal and State Legislation

From time-to-time, various types of federal and state legislation have been proposed that could result in additional regulations and restrictions on the business of the Company and the Bank. We cannot predict whether legislation will be adopted, or if adopted, how the new laws would affect our business. As a consequence, we are susceptible to legislation that may increase the cost of doing business. Management believes that the effect of any current legislative proposals on the liquidity, capital resources and the results of operations of the Company and the Bank will be minimal.

It is possible that there will be regulatory proposals which, if implemented, could have a material effect upon our liquidity, capital resources and results of operations. In addition, the general cost of compliance with numerous federal and state laws does have, and in the future may have, a negative impact on our results of operations. As with other banks, the status of the financial services industry can affect the Bank. Consolidations of institutions are expected to continue as the financial services industry seeks greater efficiencies and market share. Bank management believes that such consolidations may enhance the Bank's competitive position as a community bank.

Future Outlook

Based upon the current uncertain economic outlook and inability to predict when interest rate changes will occur, the Company recognizes that there are challenges ahead. The Company is prepared to meet the challenges and effects of a changing interest rate environment. Management believes that a significant impact on earnings depends on its ability to react to changes in interest rates.

The Company will continue to monitor interest rate sensitivity of its interest-earning assets and interest-bearing liabilities to minimize any adverse effects on future earnings. The Company's commitment to remaining a community based organization is very strong. Our intention is to recognize a steady disciplined growth in the loan portfolios, while increasing our base of core deposits. Review and implementation of policies and procedures along with adding innovative products and services will continue. These steps are designed to provide the Company with stability and the wherewithal to provide customer service and increase shareholder value.

Item 7A: QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

The information required by 7A is set forth at Item 7, under "Liquidity" and "Management of interest rate risk and market risk analysis," contained within management's discussion and analysis of financial condition and results of operations and incorporated herein by reference.

PARENTE RANDOLPH

The Power of Ideas

Report Of Independent Registered Public Accounting Firm

Board of Directors and Shareholders
Fidelity D & D Bancorp, Inc.:

We have audited the accompanying consolidated balance sheets of Fidelity D & D Bancorp, Inc. and Subsidiary as of December 31, 2007 and 2006 and the related consolidated statements of income, changes in shareholders' equity and cash flows for each of the years in the three-year period ended December 31, 2007. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Fidelity D & D Bancorp, Inc. and Subsidiary as of December 31, 2007 and 2006, and the results of their operations and their cash flows for each of the years in the three-year period ended December 31, 2007 in conformity with accounting principles generally accepted in the United States of America.

Parente Randolph, LLC

Scranton, Pennsylvania
March 12, 2008

FIDELITY D & D BANCORP, INC. AND SUBSIDIARY

Consolidated Balance Sheets
As of December 31, 2007 and 2006

	2007	2006
Assets:		
Cash and due from banks	$ 10,204,714	$ 13,732,137
Interest-bearing deposits with financial institutions	204,102	68,711
Total cash and cash equivalents	10,408,816	13,800,848
Available-for-sale securities	121,836,851	98,841,364
Held-to-maturity securities	1,147,309	1,569,372
Federal Home Loan Bank Stock	3,302,900	3,795,100
Loans and leases, net (allowance for loan losses of $4,824,401in 2007; $5,444,303 in 2006)	421,424,379	417,199,048
Loans available-for-sale (fair value $842,923 in 2007; $123,156 in 2006)	827,250	122,000
Bank premises and equipment, net	12,964,932	11,324,465
Cash surrender value of bank owned life insurance	8,488,663	8,177,961
Other assets	4,403,723	4,788,105
Accrued interest receivable	2,500,696	2,502,576
Foreclosed assets held-for-sale	107,036	197,149
Total assets	$587,412,555	$562,317,988
Liabilities:		
Deposits:		
Interest-bearing	$360,912,740	$336,592,620
Non-interest-bearing	64,795,621	73,741,975
Total deposits	425,708,361	410,334,595
Accrued interest payable and other liabilities	4,147,869	4,179,170
Short-term borrowings	39,656,354	33,656,150
Long-term debt	62,708,677	62,536,210
Total liabilities	532,221,261	510,706,125
Shareholders' equity:		
Preferred stock authorized 5,000,000 shares with no par value; none issued	—	—
Capital stock authorized 10,000,000 shares with no par value; issued and outstanding 2,072,929 shares in 2007; 2,057,433 shares in 2006	19,223,363	18,702,537
Retained earnings	36,564,157	33,874,118
Accumulated other comprehensive loss	(596,226)	(964,792)
Total shareholders' equity	55,191,294	51,611,863
Total liabilities and shareholders' equity	$587,412,555	$562,317,988

See notes to consolidated financial statements

FIDELITY D & D BANCORP, INC. AND SUBSIDIARY

Consolidated Statements of Income
For the years ended December 31, 2007, 2006 and 2005

	2007	2006	2005
Interest income:			
Loans and leases:			
Taxable	$ 28,765,640	$ 27,681,779	$ 23,829,470
Nontaxable	469,389	445,527	451,590
Interest-bearing deposits with financial institutions	8,865	9,166	14,440
Investment securities:			
U.S. Government agency and corporations	4,264,152	3,738,995	3,498,419
States and political subdivisions (nontaxable)	498,335	590,558	539,004
Other securities	1,170,063	940,467	638,738
Federal funds sold	102,913	123,218	48,600
Total interest income	35,279,357	33,529,710	29,020,261
Interest expense:			
Deposits	13,369,992	11,492,827	6,928,000
Securities sold under repurchase agreements	465,391	623,902	633,942
Other short-term borrowings and other	504,972	377,958	328,857
Long-term debt	3,319,720	3,866,422	3,830,187
Total interest expense	17,660,075	16,361,109	11,720,986
Net interest income	17,619,282	17,168,601	17,299,275
(Credit) provision for loan losses	(60,000)	325,000	830,000
Net interest income after (credit) provision for loan losses	17,679,282	16,843,601	16,469,275
Other income:			
Service charges on deposit accounts	3,007,365	2,631,859	2,660,723
Gain (loss) on sale of:			
Loans	159,441	97,848	9,937
Investment securities	79	1,200	4,696
Premises and equipment	97,518	(19,654)	(14,779)
Foreclosed assets held-for-sale	143,559	(3,390)	56,516
Leased assets	—	15,154	(334,663)
Fees and other service charges	1,797,253	1,799,121	1,768,072
Total other income	5,205,215	4,522,138	4,150,502
Other expenses:			
Salaries and employee benefits	8,705,698	8,328,407	7,093,427
Premises and equipment	3,156,372	3,144,669	2,954,205
Advertising	684,732	540,543	621,103
Other	4,089,958	3,864,757	3,893,233
Total other expenses	16,636,760	15,878,376	14,561,968
Income before provision for income taxes	6,247,737	5,487,363	6,057,809
Provision for income taxes	1,636,165	1,362,080	1,466,112
Net income	$ 4,611,572	$ 4,125,283	$ 4,591,697
Per share data:			
Net income—basic	$ 2.23	$ 2.01	$ 2.26
Net income—diluted	$ 2.23	$ 2.01	$ 2.25
Dividends	$ 0.93	$ 0.88	$ 0.80

See notes to consolidated financial statements

FIDELITY D & D BANCORP, INC. AND SUBSIDIARY

Consolidated Statements of Changes in Shareholders' Equity
For the years ended December 31, 2007, 2006 and 2005

	Capital stock		Retained	Accumulated other comprehensive	
	Shares	Amount	earnings	income (loss)	Total
Balance, December 31, 2004	1,839,572	$ 10,072,134	$ 36,396,027	$ (101,401)	$ 46,366,760
Total comprehensive income:					
Net income			4,591,697		4,591,697
Change in net unrealized holding losses on available-for-sale securities, net of reclassification adjustment and tax effects				(1,010,932)	(1,010,932)
Comprehensive income					3,580,765
Issuance of common stock through Employee Stock Purchase Plan	1,031	31,671			31,671
Dividends reinvested through Dividend Reinvestment Plan	13,614	491,096			491,096
Cash dividends declared			(1,624,263)		(1,624,263)
Balance, December 31, 2005	1,854,217	10,594,901	39,363,461	(1,112,333)	48,846,029
Cumulative effect adjustments			(343,717)		(343,717)
Total comprehensive income:					
Net income			4,125,283		4,125,283
Change in net unrealized holding losses on available-for-sale securities, net of reclassification adjustment and tax effects				146,624	146,624
Change in cash flow hedge intrinsic value				917	917
Comprehensive income					4,272,824
Issuance of common stock through Employee Stock Purchase Plan	1,571	48,151			48,151
Dividends reinvested through Dividend Reinvestment Plan	16,251	568,641			568,641
Stock-based compensation expense		28,744			28,744
Cash dividends declared			(1,801,361)		(1,801,361)
Stock dividend declared	185,394	7,462,100	(7,469,548)		(7,448)
Balance, December 31, 2006	2,057,433	18,702,537	33,874,118	(964,792)	51,611,863
Total comprehensive income:					
Net income			4,611,572		4,611,572
Change in net unrealized holding losses on available-for-sale securities, net of reclassification adjustment and tax effects				(16,258)	(16,258)
Change in cash flow hedge intrinsic value				384,824	384,824
Comprehensive income					4,980,138
Issuance of common stock through Employee Stock Purchase Plan	2,266	67,820			67,820
Dividends reinvested through Dividend Reinvestment Plan	13,230	437,145			437,145
Stock-based compensation expense		15,861			15,861
Cash dividends declared			(1,921,533)		(1,921,533)
Balance, December 31, 2007	2,072,929	$ 19,223,363	$ 36,564,157	$ (596,226)	$ 55,191,294

See notes to consolidated financial statements

FIDELITY DEPOSIT & DISCOUNT BANCORP, INC. AND SUBSIDIARY

Consolidated Statements of Cash Flows
For the years ended December 31, 2007, 2006 and 2005

	2007	2006	2005
Cash flows from operating activities:			
Net income	$ 4,611,572	$ 4,125,283	$ 4,591,697
Adjustments to reconcile net income to net cash provided by operating activities:			
Depreciation, amortization and accretion	1,130,274	1,349,990	1,493,621
(Credit) provision for loan losses	(60,000)	325,000	830,000
Deferred income tax expense (benefit)	78,838	(75,003)	(318,948)
Stock-based compensation expense	15,861	28,744	—
Loss from investment in limited partnership	80,400	80,000	90,000
Proceeds from sale of loans available-for-sale	16,399,530	12,573,745	2,337,108
Originations of loans available-for-sale	(16,945,339)	(12,169,313)	(2,179,377)
Write-down of foreclosed assets held-for-sale	—	—	63,569
Increase in cash surrender value of life insurance	(310,702)	(286,063)	(278,461)
Net gain on sale of loans	(159,441)	(97,848)	(9,937)
Net gain on sale of investment securities	(79)	(1,200)	(4,696)
Net (gain) loss on sale of foreclosed assets held-for-sale	(143,559)	3,390	(56,516)
Net loss on sale of leased assets	—	—	334,663
Net (gain) loss on disposal of equipment	(97,518)	19,654	14,779
Change in:			
Accrued interest receivable	1,880	(542,750)	(236,976)
Other assets	(8,933)	(385,141)	(172,882)
Accrued interest payable and other liabilities	(29,680)	922,747	200,655
Net cash provided by operating activities	4,563,104	5,871,235	6,698,299
Cash flows from investing activities:			
Held-to-maturity securities:			
Proceeds from maturities, calls and principal pay-downs	421,096	424,880	1,053,978
Available-for-sale securities:			
Proceeds from sales	3,818,914	19,554,141	25,283,946
Proceeds from maturities, calls and principal pay-downs	12,001,895	24,445,735	14,121,713
Purchases	(38,399,150)	(46,996,118)	(24,207,221)
Net decrease (increase) FHLB stock	492,200	833,100	(59,500)
Net increase in loans and leases	(4,517,367)	(14,619,300)	(24,026,568)
Proceeds from sale of leased assets	—	—	1,021,403
Acquisition of bank premises and equipment	(2,939,866)	(1,723,928)	(1,676,465)
Proceeds from sale of bank premises and equipment	453,186	1,560	15,845
Proceeds from sale of foreclosed assets held-for-sale	584,088	55,890	546,956
Net cash used in investing activities	(28,085,004)	(18,024,040)	(7,925,913)
Cash flows from financing activities:			
Net increase in deposits	15,373,765	30,835,955	13,883,305
Net increase (decrease) in short-term borrowings	6,000,204	4,883,153	(21,761,049)
Proceeds from issuance of long-term debt	20,000,000	16,000,000	15,000,000
Repayments of long-term debt	(19,827,533)	(37,167,978)	(2,415,000)
Proceeds from employee stock purchase plan	67,820	48,151	31,671
Dividends paid, net of dividends reinvested	(1,484,388)	(1,232,720)	(1,133,167)
Cash payments in lieu of fractional shares on stock dividend	—	(7,448)	—
Net cash provided by financing activities	20,129,868	13,359,113	3,605,760
Net (decrease) increase in cash and cash equivalents	(3,392,032)	1,206,308	2,378,146
Cash and cash equivalents, beginning	13,800,848	12,594,540	10,216,394
Cash and cash equivalents, ending	$ 10,408,816	$ 13,800,848	$ 12,594,540

See notes to consolidated financial statements

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

1. NATURE OF OPERATIONS AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

PRINCIPLES OF CONSOLIDATION

The accompanying consolidated financial statements include the accounts of Fidelity D & D Bancorp, Inc. and its wholly-owned subsidiary, The Fidelity Deposit and Discount Bank (the Bank) (collectively, the Company). All significant inter-company balances and transactions have been eliminated in consolidation.

NATURE OF OPERATIONS

The Company provides a variety of financial services to individuals and corporate customers in Lackawanna and Luzerne Counties, Pennsylvania. This region has a diversified and fairly stable economy. The Company's primary deposit products are checking accounts, savings accounts, NOW accounts, money market deposit accounts and certificates of deposit accounts. Its primary lending products are single-family residential loans, secured consumer loans and secured loans to businesses. In addition to these traditional banking services, the Company also provides asset management, investment and trust services.

Although the Company has a diversified loan portfolio, a substantial portion of its debtors' ability to honor their contracts is dependent on the economic sector in which the Company operates. While management uses available information to recognize losses on loans, leases and foreclosed assets, future additions to the allowance for loan losses and foreclosed assets may be necessary based on changes in local economic conditions. In addition, regulatory agencies, as an integral part of their examination process, periodically review the Company's allowance. Such agencies may require the Company to recognize additions to the allowance based on their judgments about information available to them at the time of their examination. Because of these factors, it is reasonably possible that the allowance for loan losses and foreclosed assets may change materially in the near future.

USE OF ESTIMATES

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Material estimates that are particularly susceptible to significant change relate to the determination of the allowance for loan losses and the valuation of real estate acquired in connection with foreclosures or in satisfaction of loans. In connection with the determination of allowance for losses on loans and foreclosed real estate, management obtains independent appraisals for properties.

HELD-TO-MATURITY SECURITIES

Debt securities, for which the Company has the positive intent and ability to hold to maturity, are reported at cost. Premiums and discounts are amortized or accreted, as a component of interest income, over the life of the related security as an adjustment to yield using the interest method.

TRADING SECURITIES

Debt and equity securities held principally for resale in the near term are recorded at their fair values. Unrealized gains and losses are included in other income. The Company did not have any investment securities held for trading purposes during 2007, 2006 or 2005.

AVAILABLE-FOR-SALE SECURITIES

Available-for-sale (AFS) securities consist of debt and equity securities not classified as either held-to-maturity securities or trading securities and are reported at fair value. Premiums and discounts are amortized or accreted, as a component of interest income, over the life of the related security as an adjustment to yield using the interest method. Unrealized holding gains and losses on AFS securities are reported as a separate component of shareholders' equity, net of deferred income taxes, until realized. These net unrealized holding gains and losses are a component of accumulated other comprehensive (loss) income. Gains and losses from sales of securities AFS are determined using the specific identification method.

FEDERAL HOME LOAN BANK STOCK

Investment in Federal Home Loan Bank stock is required for membership in the organization and is carried at cost since there is no market value available. The Company is required to maintain an investment in the stock based upon the level of its outstanding borrowings.

LOANS

Loans that management has the intent and ability to hold for the foreseeable future or until maturity or payoff are stated at face value, net of unamortized loan fees and costs and the allowance for loan losses. Interest on residential real estate loans is recorded on an amortized schedule. Commercial loan interest is accrued on the principal balance on an actual day basis. Interest on consumer loans is determined using the simple interest method.

Loans are generally placed on non-accrual status when principal or interest is past due 90 days or more. When a loan is placed on non-accrual status, all interest previously accrued but not collected is charged against current income. Any payments received on non-accrual loans are applied, first to the outstanding loan amounts, then to the recovery of any charged-off loan amounts. Any excess is treated as a recovery of lost interest.

LOANS AVAILABLE-FOR-SALE

Loans originated and intended for sale in the secondary market are carried at the lower of cost or estimated fair value in the aggregate. Net unrealized losses are recognized through a valuation allowance by charges to income. Unrealized gains are recognized to the extent of previous write-downs.

ALLOWANCE FOR LOAN LOSSES

The allowance for loan losses is established through a provision for loan losses. The allowance represents an amount which, in management's judgment, will be adequate to absorb losses on existing loans and leases that may become uncollectible. Management's judgment in determining the adequacy of the allowance is based on evaluations of the collectability of the loans. These evaluations take into consideration such factors as changes in the nature and volume of the loan portfolio, current economic conditions that may affect the borrower's ability to pay, collateral value, overall portfolio quality and review of specific loans for impairment. Loans considered uncollectible are charged against the allowance. Recoveries on loans previously charged off are added to the allowance.

A loan is considered impaired when, based on current information and events, it is probable that the Company will be unable to collect the scheduled payments in accordance with the contractual terms of the loan. Factors considered in determining impairment include payment status, collateral value and the probability of collecting payments when due. The significance of payment delays and/or shortfalls is determined on a case by case basis. All circumstances surrounding the loan are taken into account. Such factors include the length of the delinquency, the underlying reasons and the borrower's prior payment record. Impairment is measured on these loans on a loan by loan basis.

The Company currently employs the Federal Financial Institutions Examination Council Interagency Policy Statement, as amended December 13, 2006, following GAAP in assessing the adequacy of the allowance. Under GAAP, the adequacy of the allowance is determined based on the provisions of Statement of Financial Accounting Standards No. 114, "Accounting by Creditors for Impairment of a Loan," (SFAS 114) for loans specifically identified to be individually evaluated for impairment and the requirements of SFAS 5, "Accounting for Contingencies," for large groups of homogeneous loans to be collectively evaluated.

Allowances for impaired loans under SFAS 114 are determined based on collateral values or the present value of estimated cash flows. All loans placed on a non-accruing status are considered impaired loans as well as other specific loans which, based upon all the pertinent facts known at the time, were deemed to be impaired and to which a specific allowance has been allotted. SFAS 5 allowances include a portion based on historical charge-off experience and a portion based on evaluation of qualitative factors.

LEASES

Financing of equipment was provided to municipal customers under lease arrangements accounted for as direct financing leases. Income earned is based on a constant periodic return on the net investment in the lease.

LOAN FEES

Nonrefundable loan origination fees and certain direct loan origination costs are recognized as a component of interest income over the life of the related loans as an adjustment to yield. The unamortized balance of these fees and costs are included as part of the loan balance to which it relates.

BANK PREMISES AND EQUIPMENT

Land is carried at cost. Bank premises and equipment are stated at cost less accumulated depreciation. Depreciation is computed on the straight-line method over the estimated useful lives of the assets. Leasehold improvements are amortized over the shorter of the term of the lease or the estimated useful lives of the improved property.

BANK OWNED LIFE INSURANCE

The Company is the owner and sole beneficiary of bank owned life insurance (BOLI) policies on certain employees. The earnings from the BOLI are recognized as a component of other income. The BOLI is an asset that can be liquidated, if necessary, with tax costs associated. However, the Company intends to hold these policies and, accordingly, the Company has not provided for deferred income taxes on the earnings from the increase in cash surrender value.

FORECLOSED ASSETS HELD-FOR-SALE

Foreclosed assets held-for-sale are carried at the lower of cost or fair value less cost to sell. Losses from the acquisition of property in full and partial satisfaction of debt are treated as credit losses. Routine holding costs are included in other operating expenses. Write-downs for subsequent declines in value are recorded in other income as a component of gain or loss on sale of foreclosed assets held-for-sale. Gains or losses are recorded when the properties are sold.

STOCK OPTIONS

The Company has two stock-based compensation plans, which are described more fully in Note 9. The Company accounts for these plans under the recognition and measurement principles of SFAS No. 123R, *Share-Based Payment,* which replaces SFAS 123, *Accounting for Stock-Based Compensation*, and supersedes Accounting Principles Bulletin (APB) Opinion 25, *Accounting for Stock Issued to Employees.* SFAS 123R requires that the cost of share-based payment transactions (including those with employees and non-employees) be recognized in the financial statements.

Prior to 2006, the Company accounted for these plans under the recognition and measurement principles of APB 25, and related Interpretations. Prior to 2006, no stock-based employee compensation cost is reflected in net income, as all options granted under these plans had an exercise price equal to the fair value of the underlying common stock on the date of grant. The following table illustrates the effect on net income and earnings per share if the Company had applied the fair value recognition provisions of Statement SFAS No. 123R, to stock-based employee compensation for the year ended December 31, 2005 (dollars in thousands except for per share data):

	2005
Net income, as reported	$4,592
Less: total stock-based employee compensation expense determined under fair value based method for all awards, net of tax	—
Pro forma net income	$4,592
Earnings per share:	
Basic — as reported	$ 2.26
Basic — pro forma	$ 2.26
Diluted — as reported	$ 2.25
Diluted — pro forma	$ 2.25

The Company did not grant stock options in 2005.

TRUST AND FINANCIAL SERVICE FEES

Trust and financial service fees are recorded on the cash basis, which is not materially different from the accrual basis.

ADVERTISING COSTS

Advertising costs are charged to expense as incurred. For the years ended December 31, 2007, 2006 and 2005, advertising costs amounted to approximately $685,000, $541,000 and $621,000, respectively.

FAIR VALUE OF FINANCIAL INSTRUMENTS

Cash and short-term instruments: The carrying amounts of cash and short-term instruments approximate their fair value.

Securities: Fair values for securities are based on bid prices received from securities dealers. Federal Home Loan Bank Stock is carried at cost, which approximates fair value.

Loans receivable: The fair value of all loans is estimated by the net present value of the future expected cash flows.

Loans available-for-sale: For loans available-for-sale, the fair value is estimated using rates currently offered for similar loans.

Deposit liabilities: The fair values of deposits with no stated maturity such as demand, NOW, savings and money market deposit accounts, are equal to the amount payable on demand which are their carrying values. The fair values of certificate of deposit accounts are based on discounted cash flows using rates which approximate the rates we offer for deposits of similar maturities.

Short-term borrowings: For short-term borrowings, the fair value is estimated using the rates currently offered for similar borrowings.

Long-term debt: For other borrowed funds, the fair value is estimated using the rates currently offered for similar borrowings.

Accrued interest: The carrying amounts of accrued interest approximate their fair values.

Derivative financial instruments: The carrying amount of interest rate contracts are based on proprietary models from independent third-party sources that consider size, lack of a quoted market for the instrument and the custom tailored nature of the transaction.

Off-balance-sheet instruments: Commitments to extend credit and unused lines of credit are priced to market. The rates on standby letters of credit are priced on prime. Therefore, the estimated fair value of these financial instruments is face value.

INCOME TAXES

Deferred tax assets and liabilities are reflected at currently enacted income tax rates applicable to the period in which the deferred tax assets or liabilities are expected to be realized or settled. As changes in tax laws or rates are enacted, deferred tax assets and liabilities are adjusted through the provision for income taxes.

DERIVATIVE INSTRUMENTS

As part of our asset/liability management program, the Company will utilize, from time-to-time, interest rate floors, caps or swaps to reduce its sensitivity to interest rate fluctuations. These are derivative instruments which are recorded as assets or liabilities in the consolidated balance sheets at fair value. Changes in the fair values of derivatives are reported in the consolidated income statements or other comprehensive income (OCI) depending on the use of the derivative and whether the instrument qualifies for hedge accounting. The key criterion for hedge accounting is that the hedged relationship must be highly effective in achieving offsetting changes in those cash flows that are attributable to the hedged risk, both at inception of the hedge and on an ongoing basis.

Derivatives that qualify for hedge accounting treatment are designated as either: a hedge of the fair value of a recognized asset or liability or of an unrecognized firm commitment (a fair value hedge) or a hedge of a forecasted transaction or the variability of cash flows to be received or paid related to a recognized asset or liability (a cash flow hedge). To date, the Company has only entered into a cash flow hedge. For cash flow hedges, changes in the fair values of the derivative instruments are reported in OCI to the extent the hedge is effective. The gains and losses on derivative instruments that are reported in OCI are reflected in the consolidated income statements in the periods in which the results of operations are impacted by the variability of the cash flows of the hedged item. Generally, net interest income is increased or decreased by amounts receivable or payable with respect to the derivatives which qualify for hedge accounting. At inception of the hedge, the Company establishes the method it uses for assessing the effectiveness of the hedging derivative and the measurement approach for determining the ineffective aspect of the hedge. The ineffective portion of the hedge, if any, is recognized currently in the consolidated statements of income. The Company excludes the time value expiration of the hedge when measuring ineffectiveness.

CASH FLOWS

For purposes of reporting cash flows, cash and cash equivalents includes cash on hand, amounts due from banks and interest-bearing deposits with financial institutions.

For the years ended December 31, 2007, 2006, and 2005, the Company paid interest of $18,306,000, $15,318,000 and $11,367,000, respectively. For the years ended December 31, 2007, 2006, and 2005, the Company paid cash for income taxes of $1,500,000, $1,480,000 and $1,800,000, respectively.

Transfers from loans to foreclosed assets held-for-sale amounted to $352,000, $258,000 and $322,000 in 2007, 2006, and 2005, respectively. Expenditures for construction in process, a component of other assets in the consolidated balance sheets, are included in acquisition of premises and equipment.

OTHER COMPREHENSIVE INCOME (LOSS)

The components of other comprehensive income (loss) and related tax effects are as follows:

	2007	2006	2005
Unrealized holding (losses) gains on available-for-sale securities	$ (24,554)	$ 223,358	$(1,527,019)
Less reclassification adjustment for gains realized in income	(79)	(1,200)	(4,696)
Net unrealized (losses) gains	(24,633)	222,158	(1,531,715)
Change in cash flow hedge intrinsic value	384,824	917	—
Subtotal	360,191	223,075	(1,531,715)
Tax effect	8,375	(75,534)	520,783
Net of tax amount	$ 368,566	$ 147,541	$(1,010,932)

The components of accumulated other comprehensive loss consisted of:

	2007	2006	2005
Unrealized holding losses on available-for-sale securities	$ (981,967)	$ (965,709)	$(1,112,333)
Change in cash flow hedge intrinsic value	385,741	917	—
Accumulated other comprehensive loss	$ (596,226)	$ (964,792)	$(1,112,333)

2. CASH

The Company is required by the Federal Reserve Bank to maintain average reserve balances based on a percentage of deposits. The amounts of those reserve requirements on December 31, 2007 and 2006 were $702,000 and $714,000, respectively.

Deposits with any one financial institution are insured up to $100,000. From time-to-time, the Company maintains cash and cash equivalents with certain other financial institutions in excess of the insured amount.

3. INVESTMENT SECURITIES

Amortized cost and fair value of investment securities at December 31, 2007 and 2006 are as follows (in thousands):

	2007			
	Amortized cost	Gross unrealized gains	Gross unrealized losses	Fair value
Held-to-maturity securities:				
Mortgage-backed securities	$ 1,147	$ 33	$ —	$ 1,180
Available-for-sale securities:				
U.S. government agencies and corporations	$ 35,406	$ 101	$ 263	$ 35,244
Obligations of states and political subdivisions	12,127	63	57	12,133
Corporate bonds	17,532	—	1,197	16,335
Mortgage-backed securities	57,930	70	380	57,620
Total debt securities	122,995	234	1,897	121,332
Equity securities	329	183	7	505
Total available-for-sale securities	$ 123,324	$ 417	$ 1,904	$121,837

	2006			
	Amortized cost	Gross unrealized gains	Gross unrealized losses	Fair value
Held-to-maturity securities:				
Mortgage-backed securities	$ 1,569	$ 29	$ —	$ 1,598
Available-for-sale securities:				
U.S. government agencies and corporations	$ 34,604	$ —	$ 712	$ 33,892
Obligations of states and political subdivisions	12,560	49	33	12,576
Corporate bonds	10,530	52	11	10,571
Mortgage-backed securities	42,332	1	1,002	41,331
Total debt securities	100,026	102	1,758	98,370
Equity securities	279	192	—	471
Total available-for-sale securities	$100,305	$ 294	$ 1,758	$ 98,841

Most of the Company's debt and equity securities are pledged to secure trust funds, public deposits, repurchase agreements, other short-term borrowings, Federal Home Loan Bank of Pittsburgh (FHLB) borrowings, Federal Reserve Bank of Philadelphia Discount Window borrowings and certain other deposits as required by law. U.S. government securities pledged on repurchase agreements are under the Company's control.

The amortized cost and fair value of debt securities at December 31, 2007 by contractual maturity are shown below (in thousands):

	Amortized cost	Fair value
Held-to-maturity securities:		
Mortgage-backed securities	$ 1,147	$ 1,180
Available-for-sale securities:		
Debt securities:		
Due in one year or less	$ 1,000	$ 997
Due after one year through five years	4,999	5,012
Due after five years through ten years	17,283	17,369
Due after ten years	41,783	40,334
Total debt securities	65,065	63,712
Mortgage-backed securities	57,930	57,620
Total available-for-sale debt securities	$122,995	$121,332

Expected maturities will differ from contractual maturities because issuers and borrowers may have the right to call or repay obligations with or without call or prepayment penalty. Federal agency and municipal securities are included based on their original stated maturity. Mortgage-backed securities, which are based on weighted-average lives and subject to monthly principal pay-downs, are listed in total.

The following table presents the fair value and gross unrealized losses of investments aggregated by investment category and length of time and the number of securities that individual securities have been in a continuous unrealized loss position at December 31, 2007 and 2006 (in thousands):

	Less than 12 months		12 months or more		Total	
	Fair value	Unrealized losses	Fair value	Unrealized losses	Fair value	Unrealized losses
December 31, 2007:						
U.S. government agencies and corporations	$ 5,311	$ 126	$ 11,827	$ 137	$ 17,138	$ 263
Obligations of states and political subdivisions	5,177	55	204	2	5,381	57
Mortgage-backed securities	12,809	16	26,603	364	39,412	380
Corporate bonds	14,076	954	2,260	243	16,336	1,197
Subtotal, debt securities	37,373	1,151	40,894	746	78,267	1,897
Equity securities	69	7	—	—	69	7
Total temporarily impaired securities	$ 37,442	$ 1,158	$ 40,894	$ 746	$ 78,336	$ 1,904
Number of securities	33		22		55	
December 31, 2006:						
U.S. government agencies and corporations	$ 12,421	$ 183	$ 21,471	$ 529	$ 33,892	$ 712
Obligations of states and political subdivisions	4,820	30	203	3	5,023	33
Mortgage-backed securities	6,839	45	34,435	957	41,274	1,002
Corporate bonds	3,514	11	—	—	3,514	11
Subtotal, debt securities	27,594	269	56,109	1,489	83,703	1,758
Equity securities	—	—	—	—	—	—
Total temporarily impaired securities	$ 27,594	$ 269	$ 56,109	$ 1,489	$ 83,703	$ 1,758
Number of securities	22		32		54	

Management evaluates securities for other-than-temporary impairment on a quarterly basis or more frequently when economic conditions or market conditions warrant such evaluation. Consideration is given to (1) the length of time and the extent to which the fair value has been less than cost, (2) the financial condition and near-term prospects of the issuer, and (3) the intent and ability of the Company to retain its investment in the issuer for a period of time sufficient to allow for any anticipated recovery in fair value.

At December 31, 2007 the debt securities with unrealized losses have depreciated 2.4% from the Company's amortized cost basis. Management believes that the cause of the unrealized losses is directly related to changes in interest rates and not credit quality, which is consistent with its experience. In general, as interest rates rise, the fair value of fixed rate securities will decrease; as interest rates fall, their fair value will increase. Nearly all of the securities in the portfolio have fixed rates or have predetermined scheduled rate changes, and many have call features that allow the issuer to call the security at par before its stated maturity without penalty.

Management views the unrealized losses to be temporary based on the impact of interest rates, and their high credit quality. In addition, the Company has the ability and intent to hold its investments for a period of time sufficient for the fair value of the securities to recover, which may be at maturity. Management evaluates the securities for other-than-temporary impairment at least on a quarterly basis, and more frequently when economic or market concerns warrant such evaluation. There were no other-than-temporary impairment write-downs recorded in 2007, 2006 or 2005.

Gross realized gains and losses on sales of available-for-sale securities, determined using specific identification of the securities were as follows:

	2007	2006	2005
Gross realized gain	$ 18,853	$ 71,201	$127,414
Gross realized loss	18,774	70,001	122,718
Net gain	$ 79	$ 1,200	$ 4,696

4. LOANS AND LEASES

The major classifications of loans and leases at December 31, 2007 and 2006 are summarized as follows:

	2007	2006
Commercial and CRE	$216,057,882	$218,213,216
Residential real estate	116,978,378	112,742,692
Consumer	81,998,093	77,729,520
Real estate construction	10,703,249	13,369,712
Direct financing leases	511,178	588,211
Total	426,248,780	422,643,351
Less:		
Allowance for loan losses	4,824,401	5,444,303
Loans and leases, net	$421,424,379	$417,199,048

Net deferred loan costs of $722,000 and $618,000 have been added to the carrying value of loans at December 31, 2007 and 2006, respectively.

Information related to impaired and past due loans as of December 31 is as follows:

	2007	2006
At December 31:		
Non-accrual loans	$ 3,811,205	$ 3,357,718
Other impaired loans	2,283,501	—
Total impaired loans	$ 6,094,706	$ 3,357,718
Amount of impaired loans that have a specific allowance	$ 5,038,972	$ 1,393,660
Amount of impaired loans with no specific allowance	1,055,734	1,964,058
Allowance for impaired loans	1,143,203	278,153
Accruing loans that are contractually past due as to principal or interest:		
Past due 90 days or more	25,470	80,603
Past due 30-89 days	4,697,953	2,570,825
During the year ended December 31:		
Average investment in impaired loans	5,214,365	8,146,755
Interest income recognized on impaired loans	109,889	390,127
Interest income recognized on impaired loans (cash basis)	93,426	278,570

Information related to the changes in the allowance for loan losses as of December 31 is as follows:

	2007	2006	2005
Balance, beginning	$5,444,303	$5,984,649	$5,987,798
Recoveries	161,861	189,668	560,496
(Credit) provision for loan losses	(60,000)	325,000	830,000
Losses charged to allowance	(721,763)	(1,055,014)	(1,393,645)
Balance, ending	$4,824,401	$5,444,303	$5,984,649

The Company services real estate loans for investors in the secondary mortgage market which are not included in the accompanying consolidated balance sheet. The approximate amount of mortgages serviced amounted to $61,023,000 at December 31, 2007 and $53,112,000 at December 31, 2006.

5. BANK PREMISES AND EQUIPMENT

Components of bank premises and equipment at December 31, 2007 and 2006 are summarized as follows:

	2007	2006
Land	$ 2,072,048	$ 2,072,048
Bank premises	7,171,328	7,492,231
Furniture, fixtures and equipment	8,603,310	8,148,040
Leasehold improvements	5,102,308	3,021,602
Total	22,948,994	20,733,921
Less accumulated depreciation and amortization	9,984,062	9,409,456
Bank premises and equipment, net	$12,964,932	$11,324,465

Depreciation expense, which includes amortization of leasehold improvements, was $1,297,000, $1,191,000 and $1,189,000 for the years ended December 31, 2007, 2006 and 2005, respectively.

During 2008, the Company expects to complete the construction of a new branch office in West Scranton. As of December 31, 2007, approximately $2,000,000 of additional capital expenditures representing outstanding construction commitments, design, furniture and equipment will be incurred before the entire cost of the project will be reclassified from construction in process, a component of other assets on the consolidated balance sheets, to bank premises and equipment.

The Company leases its Green Ridge, Scranton, Pittston, West Pittston, Moosic, Kingston, Peckville, Clarks Summit and Eynon branches under the terms of operating leases. Rental expense was $435,000 for 2007, $428,000 for 2006 and $380,000 for 2005. The future minimum rental payments at December 31, 2007 under these leases are as follows:

Year ending December 31	Amount
2008	$ 375,225
2009	347,962
2010	345,484
2011	347,151
2012	350,484
2013 and thereafter	4,261,752
Total	$ 6,028,058

6. DEPOSITS

At December 31, 2007, the scheduled maturities of certificates of deposit are as follows:

2008	$113,910,750	63.9%
2009	53,147,973	29.8
2010	8,394,364	4.7
2011	1,392,190	0.8
2012	1,121,297	0.7
2013 and thereafter	233,968	0.1
	$178,200,542	100.0%

Certificate of deposit accounts of $100,000 or more aggregated $80,857,000 and $63,020,000 at December 31, 2007 and 2006, respectively.

Investment securities with a fair value of $63,505,000 and letters of credit with a notional amount of $10,563,000 as of December 31, 2007 were pledged as collateral to secure public deposits and trust funds.

7. SHORT-TERM BORROWINGS

Short-term borrowings are as follows at December 31, 2007, 2006 and 2005:

	2007	2006	2005
Securities sold under repurchase agreements	$20,504,408	$22,224,445	$26,912,700
Demand note, U.S. Treasury	201,946	1,036,705	1,091,297
Overnight borrowings	18,950,000	10,395,000	769,000
Total	$39,656,354	$33,656,150	$28,772,997

The maximum and average amounts of short-term borrowings outstanding and related interest rates for the years ended December 31, 2007, 2006 and 2005 are as follows:

	Maximum outstanding at any month end	Average outstanding	Weighted-average rate during the year	Rate at year end
2007				
Overnight borrowings	$30,795,000	$ 8,781,767	5.17%	4.24%
Repurchase agreements	21,678,303	19,579,632	2.38%	1.94%
Demand note, U.S. Treasury	1,057,677	523,018	6.19%	3.60%
Total	$53,530,980	$28,884,417		
2006				
Overnight borrowings	$13,308,000	$ 6,110,115	5.21%	5.36%
Repurchase agreements	24,917,518	23,390,881	2.67%	2.80%
Demand note, U.S. Treasury	1,081,822	500,907	6.11%	5.06%
Total	$39,307,340	$30,001,903		
2005				
Overnight borrowings	$15,850,000	$ 8,002,896	3.59%	4.22%
Repurchase agreements	56,137,013	35,105,825	1.81%	1.89%
Demand note, U.S. Treasury	1,091,297	685,572	3.35%	3.96%
Total	$73,078,310	$43,794,293		

Overnight borrowings may include both Fed funds purchased with correspondent banks and open repurchase agreements with the FHLB. Securities sold under agreements to repurchase (repurchase agreements) are non-insured interest-bearing liabilities that have a security interest in qualified investment securities of the Company. Repurchase agreements are reflected at the amount of cash received in connection with the transaction. The carrying value of the underlying qualified investment securities was approximately $22,000,000, $25,000,000 and $27,000,000 at December 31, 2007, 2006 and 2005, respectively. The Company may be required to provide additional collateral based on the fair value of the underlying securities. The U. S. Treasury demand note is generally repaid within 1 to 90 days.

At December 31, 2007, the Company had approximately $122,134,000 available to borrow from the FHLB, $11,050,000 from correspondent banks and approximately $5,652,000 that it could borrow at the Discount Window from the Federal Reserve Bank of Philadelphia. There were no borrowings from the Federal Reserve Bank Discount Window at December 31, 2007, 2006 or 2005.

8. LONG-TERM DEBT

Long-term debt consists of advances from the FHLB with interest rates ranging from 2.98% to 6.14% at December 31, 2007. These advances are secured by unencumbered U.S. government agency securities, mortgage-backed securities, certain residential mortgages and other real estate collateralized loans with a combined fair value of $206,000,000 at December 31, 2007.

At December 31, 2007, the maturities and weighted-average interest rates of long-term debt are as follows:

Year ending December 31,	Amount	Rate
2008	$ 708,677	2.98%
2009	20,000,000	5.13
2010	21,000,000	5.84
2013	5,000,000	3.61
2016	16,000,000	5.26
Total	$62,708,677	5.26%

Rates on $42,000,000 of convertible select FHLB advances are fixed but may adjust quarterly, should market rates increase beyond the issues' original or strike rates. Significant prepayment penalties attached to the borrowings is a deterrent from paying off the high cost advances. However, in the event underlying market rates drift above the rates currently paid on these borrowings, the FHLB rate will convert to floating and the Bank has the option, at that time, to repay or to renegotiate the converted advance. As of December 31, 2007 the weighted-average interest rate on these convertible select advances was 5.35% with maturity dates ranging from 2010 to 2016.

9. STOCK PLANS

The Company uses the fair value method of accounting for stock-based compensation provided under SFAS 123R, Share Based Payment. SFAS 123R requires that the cost of share-based payment transactions (including those with employees and non-employees) be recognized in the financial statements. SFAS 123R applies to all share-based payment transactions in which an entity acquires goods or services by issuing (or offering to issue) its shares, share options, or other equity instruments (except for those held by an ESOP) or by incurring liabilities (1) in amounts based (even in part) on the price of the entity's shares or other equity instruments, or (2) that require (or may require) settlement by the issuance of an entity's shares or other equity instruments.

The Company has two stock-based compensation plans (the stock option plans). The stock option plans were shareholder-approved and permit the grant of share-based compensation awards to its directors, key officers and certain other employees. The Company believes that these stock option plans better align the interest of its directors, key officers and employees with the interest of its shareholders. The Company further believes that the granting of share-based awards, under the provisions of the stock option plans, is necessary to retain the knowledge base, continuity and expertise of its directors, key officers and certain employees. During the fourth quarter of 2007, various amendment provisions to the stock option plans concerning their administration are intended to qualify the plans for exemption from the application of Section 409A of the Internal Revenue Code, as contemplated by the recently released final Treasury Regulations under the Code. Other amendments to the stock option plans are described more fully below.

The Company established the 2000 Independent Directors Stock Option Plan (the Directors Plan) and reserved 55,000 shares of its un-issued capital stock for issuance under the plan. In addition to the amendment to the Directors' Plan noted above, the Directors Plan was also amended to remove automatic stock option granting in January of each year and allow the grant of stock options at any time at the discretion of the Company's Board of Directors. This plan was further amended to add a six-month vesting period for options granted. During 2007, 17,500 stock options were granted under the Directors' Plan. No stock options were awarded during each of the years ended December 31, 2006 and 2005 due to the directors' voluntary election to forego the award. As of December 31, 2007, there were 32,350 unexercised stock options outstanding under this plan.

The Company has also established the 2000 Stock Incentive Plan (the Incentive Plan) and reserved 55,000 shares of its un-issued capital stock for issuance under the plan. In addition to the amendment to the Incentive Plan noted above, the Incentive Plan was also amended to provide that no qualified incentive stock options will be granted after the date of the amendments. Under the Incentive Plan, as amended, key officers and certain other employees are eligible to be awarded non-qualified stock options to purchase the Company's common stock at the fair market value on the date of grant. During 2007 and 2006, 5,000 non-qualified shares and 2,200 qualified incentive shares, respectively, were granted under the Incentive Plan. No stock options were granted during the year ended December 31, 2005. As of December 31, 2007, there were 10,830 unexercised stock options outstanding under this plan.

A summary of the status of the Company's stock option plans as of December 31, 2007, December 31, 2006 and December 31, 2005 and changes during the periods is presented in the following table:

	Options	Weighted-average exercise price	Weighted-average remaining contractual term (yrs)
Outstanding and exercisable, December 31, 2004	20,570	$ 32.29	5.7
Granted	—	—	
Exercised	—	—	
Forfeited	(440)	34.09	
Outstanding and exercisable, December 31, 2005	20,130	32.25	4.7
Granted	2,200	36.59	
Exercised	—	—	
Forfeited	(1,650)	33.07	
Outstanding and exercisable, December 31, 2006	20,680	32.64	4.3
Granted	22,500	28.90	
Exercised	—	—	
Forfeited	—	—	
Outstanding, December 31, 2007	43,180	30.69	6.8
Exercisable, December 31, 2007	20,680	$ 32.64	

In the above table, the weighted-average exercise price includes options with exercise prices ranging from $28.18 to $36.59. Also, in the above table, only options that are fully vested are included in the amounts that are exercisable as of the date indicated.

As of December 31, 2007 and 2006, the intrinsic value (stock options with fair values that exceeded their exercise or strike price) aggregated approximately $1,200 and $28,000, respectively.

Under the stock option plans, options are granted with an exercise price equal to the market price of the Company's stock at the date of grant. The awards vest based on six months of continuous service from the date of grant and have 10-year contractual terms. Generally, all shares that are granted become fully vested.

The Company does not have stock options that are traded on organized capital exchanges. As such, the estimated fair value of options awarded under its stock option plans is determined, on the date of grant, using the Black-Scholes Option Pricing Valuation Model (the model). For the options granted in 2007 and 2006, the model incorporated the assumptions noted in the following table:

	2007	2006
Expected volatility	25.36 %	16.00 %
Expected dividend	3.46 %	2.41 %
Risk-free interest rate	3.57 %	4.35 %
Expected term	5.25 years	5.25 years

The expected volatility was determined based on the daily five-year historical volatility of the Company's stock. Management believes the five-year historical volatility measurement closely resembles the fluctuation of its stock value under most economic conditions and cycles. Because of the relatively short vesting period, the model assumes that all options granted will fully vest. The risk-free rate is for the period within the expected term of the options based on the U.S. Treasury yield curve. The Company used the simplified method to determine the term in which options are expected to be outstanding. The Company does not have sufficient historical share option exercise experience upon which to estimate expected term and therefore used the simplified method.

The following table summarizes the per share weighted-average fair value of options granted:

	2007		2006	
	Options granted	Weighted-average grant date fair value	Options granted	Weighted-average grant date fair value
Directors' Plan	17,500	$ 5.57	—	$ —
Incentive Plan	5,000	5.57	2,200	6.21
Total	22,500	$ 5.57	2,200	$ 6.21

Approximately $8,900 and $13,700 of stock-based compensation expense was recorded during the twelve months ended 2007 and 2006, respectively, and is included as a component of salaries and employee benefits in the consolidated income statement. As of December 31, 2007, there were 22,500 non-vested shares with a grant-date fair value of $5.57 per share. In addition, as of December 31, 2007, there was approximately $114,000 of unrecognized compensation expense related to these non-vested shares granted under the stock option plans. The non-vested shares are expected to be fully vested and the related unrecognized compensation is expected to be fully recognized during the first half of 2008.

In addition to the two stock option plans, the Company has established the 2002 Employee Stock Purchase Plan (the ESPP) and has reserved 110,000 shares of its un-issued capital stock for issuance under the plan. The plan was designed to promote broad-based employee ownership of the Company's stock. Under the ESPP, employees may have automatic payroll deductions to purchase the Company's capital stock at a discounted price based at the fair market value of the Company's capital stock on either the commencement date or termination date. At December 31, 2007, 8,317 shares have been issued under the ESPP. The ESPP is considered a compensatory plan and, as such, is required to comply with the provisions of SFAS 123R. The Company recognizes compensation expense on its ESPP on the date the shares are purchased. For the year ended December 31, 2007 and 2006, compensation expense related to the ESPP approximated $7,000 and $15,000, respectively and is included as a component of salaries and employee benefits in the consolidated income statement. For the year ended December 31, 2008, the Company expects to issue approximately 2,300 shares and recognize compensation expense of $3,000 under the ESPP.

Also, as of December 31, 2007, the Company has reserved 110,000 shares of its un-issued capital stock for issuance under a dividend reinvestment plan (the DRP). Reserved shares issued under the DRP are valued at fair value as of the dividend payment date. At December 31, 2007, 29,330 shares are available for future issuance.

10. INCOME TAXES

The Company adopted FASB Interpretation No. 48, Accounting for Uncertainty in Income Taxes—an interpretation of FASB Statement No. 109 (FIN 48) during the first quarter of 2007 and has evaluated its material tax positions as of December 31, 2007. The adoption of FIN 48 had no effect on its consolidated financial statements. Under the "more-likely-than-not" threshold guidelines, the Company believes no significant uncertain tax positions exist, either individually or in the aggregate, that would give rise to the non-recognition of an existing tax benefit. In periods subsequent to December 31, 2007, determinations of potentially adverse material tax positions will be evaluated to determine whether an uncertain tax position may have previously existed or has been originated. In the event an adverse tax position is determined to exist, penalty and interest will be accrued, in accordance with the Internal Revenue Service guidelines, and recorded as a component of other expenses in the Company's consolidated statements of income.

As of December 31, 2007, there were no unrecognized tax benefits that, if recognized, would significantly affect the Company's effective tax rate. Also, as of December 31, 2007, there were no penalties and interest recognized in the consolidated statements of income as a result of the adoption of FIN 48, nor does the Company foresee a change in its material tax positions that would give rise to the non-recognition of an existing tax benefit during the forthcoming twelve months.

The following temporary differences gave rise to the deferred tax asset (liability) at December 31, 2007 and 2006:

	2007	2006
Deferred tax assets:		
Allowance for loan losses	$1,640,296	$1,851,063
Unrealized losses on available-for-sale securities	505,861	497,486
Deferred interest from non-accrual loans	297,482	163,593
Deferred compensation	24,479	43,702
Retirement settlement reserve	39,714	46,918
Other	111,228	87,755
Total	2,619,060	2,690,517
Deferred tax liabilities:		
Depreciation	(251,475)	(328,321)
Loan fees and costs	(469,892)	(396,355)
Other	(108,168)	(105,853)
Total	(829,535)	(830,529)
Deferred tax asset, net	$1,789,525	$1,859,988

The provision for income taxes for the years ended December 31 are as follows:

	2007	2006	2005
Current	$1,557,327	$1,437,083	$1,785,060
Deferred	78,838	(75,003)	(318,948)
Total provision	$1,636,165	$1,362,080	$1,466,112

The reconciliation between the expected statutory income tax and the actual provision for income taxes is as follows:

	2007	2006	2005
Expected provision at the statutory rate	$2,124,231	$1,865,703	$2,059,655
Tax-exempt income	(348,903)	(376,906)	(353,559)
Nondeductible interest expense	47,385	54,670	43,296
Bank owned life insurance	(105,639)	(97,261)	(94,677)
Nondeductible other expenses and other, net	36,792	33,575	(68,489)
Low income housing tax credits	(117,701)	(117,701)	(120,114)
Actual provision for income taxes	$1,636,165	$1,362,080	$1,466,112

11. RETIREMENT PLAN

The Company has a defined contribution profit sharing 401(k) plan covering substantially all of its employees. The plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA). Contributions to the plan were approximately $292,000 in 2007, $242,000 in 2006 and $214,000 in 2005.

12. FAIR VALUE OF FINANCIAL INSTRUMENTS AND DERIVATIVES

The following table represents the carrying amount and estimated fair value of the Company's financial instruments as of December 31 (in thousands):

	2007		2006	
	Carrying amount	Estimated fair value	Carrying amount	Estimated fair value
Financial assets:				
Cash and cash equivalents	$ 10,409	$ 10,409	$ 13,801	$ 13,801
Held-to-maturity securities	1,147	1,180	1,569	1,598
Available-for-sale securities	121,837	121,837	98,841	98,841
FHLB Stock	3,303	3,303	3,795	3,795
Loans and leases	421,424	423,219	417,199	410,412
Loans available-for-sale	827	843	122	123
Accrued interest	2,501	2,501	2,503	2,503
Financial liabilities:				
Deposit liabilities	425,708	426,357	410,335	408,903
Short-term borrowings	39,656	39,656	33,656	33,658
Long-term debt	62,709	65,514	62,536	63,663
Accrued interest	1,736	1,736	2,382	2,382
On-balance sheet derivative instrument:				
Cash flow hedge	441	441	225	225

Financial Instruments with Off-Balance Sheet Risk

The Company is a party to financial instruments with off-balance-sheet risk in the normal course of business to meet the financing needs of its customers and to manage its exposure to interest rate risk. Interest rate risk includes the possibility that the Company's net interest income will be adversely affected as a result of changes in interest rates. These financial instruments include commitments to extend credit, standby letters of credit and interest rate floors. Those instruments involve, to varying degrees, elements of credit and interest rate risk in excess of the amount recognized in the balance sheet. The contract or notional amounts of those instruments reflect the extent of the Company's involvement in particular classes of financial instruments.

As of December 31, 2007 and 2006, the notional amount and estimated fair values of the Company's financial instruments with off-balance sheet risk were as follows (in thousands):

	2007		2006	
	Notional amount	Estimated fair value	Notional amount	Estimated fair value
Off-balance sheet financial instruments:				
Commitments to extend credit	$ 83,379	$ 83,379	$ 71,277	$ 71,277
Standby letters of credit	5,950	5,950	5,535	5,535
Cash flow hedge	20,000	441	20,000	225

In the above table, the estimated fair value of the cash flow hedge is an on-balance sheet item.

Commitments to Extend Credit and Standby Letters of Credit

The Company's exposure to credit loss from nonperformance by the other party to the financial instruments for commitments to extend credit and standby letters of credit is represented by the contractual amount of those instruments. The Company uses the same credit policies in making commitments and conditional obligations as it does for on-balance-sheet instruments.

Commitments to extend credit are legally binding agreements to lend to customers. Commitments generally have fixed expiration dates or other termination clauses and may require payment of fees. Since commitments may expire without being drawn upon, the total commitment amounts do not necessarily represent future liquidity requirements. The Company evaluates each customer's credit-worthiness on a case-by-case basis. The amount of collateral obtained, if considered necessary by the Company on extension of credit, is based on management's credit assessment of the customer.

Financial standby letters of credit are conditional commitments issued by the Company to guarantee performance of a customer to a third party. Those guarantees are issued primarily to support public and private borrowing arrangements, including commercial paper, bond financing, and similar transactions. The Company's performance under the guarantee is required upon presentation by the beneficiary of the financial standby letter of credit. The credit risk involved in issuing letters of credit is essentially the same as that involved in extending loan facilities to customers. The Company does not have any recourse provisions or hold any assets that would enable it to recover from third parties any of the amounts paid under the guarantee. The Company was not required to recognize any liability in connection with the issuance of these financial standby letters of credit.

The following table summarizes outstanding financial letters of credit as of December 31, 2007 (in thousands):

	Less than one year	One to five years	Over five years	Total
Secured by:				
Collateral	$ 1,570	$ 720	$ 2,564	$ 4,854
Guarantees	88	—	—	88
Bank lines of credit	934	—	—	934
	2,592	720	2,564	5,876
Unsecured	69	5	—	74
Total	$ 2,661	$ 725	$ 2,564	$ 5,950

The Company has not incurred any losses on its commitments in 2007, 2006 or 2005.

Interest Rate Floors, Caps and Swaps

As part of the Company's overall interest rate risk management strategy, the Company has adopted a policy whereby it may periodically use derivative instruments to minimize significant fluctuations in earnings caused by interest rate volatility. This interest rate risk management strategy entails the use of interest rate floors, caps and swaps. During the fourth quarter of 2006, the Company entered into a three-year interest rate floor derivative agreement on $20,000,000 notional value of its prime-based loan portfolio. The transaction required the payment of a premium by the Company to the seller for the right to receive payments in the event national prime drops below a pre-determined level (strike rate), essentially converting floating rate loans to fixed rate loans when prime drops below the contractual strike rate. When purchased, the Company recorded an asset representing the fair value of the hedge at the time of purchase. The Company has designated this agreement as a cash flow hedge pursuant to SFAS No. 133. Accordingly, the change in the fair value of the instrument related to the hedge's intrinsic value, or approximately $385,000 in 2007 and $900 in 2006, is recorded as a component of OCI in the consolidated statement of changes in shareholders' equity and the portion of the change in fair value related to the time value expiration, or approximately $169,000 and $22,000 for the years ended December 31, 2007 and 2006, respectively, is recorded in the consolidated statement of income as a reduction of interest income. No gain or loss has been recognized in earnings due to hedge ineffectiveness as of December 31, 2007. As of December 31, 2007, the Company does not expect to reclassify any amount from OCI to earnings over the next twelve months and no hedge has been discontinued. As of December 31, 2007 and 2006, the fair value of the derivative contract approximated $441,000 and $225,000, respectively, and is recorded as a component of other assets in the consolidated balance sheets.

The use of derivative instruments exposes the Company to credit risk in the event of non-performance by the agreement's counterparty to the derivative instrument. In the event of default by the counterparty, the Company would be subject to an economic loss that corresponds to the cost to replace the agreement. The Company controls the credit risk associated with the derivative instrument by engaging counterparties with high credit ratings, establishing counterparty exposure limits and monitoring procedures.

13. EARNINGS PER SHARE

Basic earnings per share (EPS) is computed by dividing income available to common shareholders by the weighted-average number of common shares outstanding for the period. Diluted EPS is computed in the same manner as basic EPS but reflects the potential dilution that could occur if stock options to issue additional common stock were exercised, which would then result in additional stock outstanding to share in or dilute the earnings of the Company. The Company maintains two share-based compensation plans that may generate additional potential dilutive common shares. Generally, dilution would occur if Company-issued stock options were exercised and converted into common stock.

In the computation of diluted EPS, the Company uses the treasury stock method to determine the dilutive effect of its granted but unexercised stock options. Under this method, the assumed proceeds received from shares issued, in a hypothetical stock option exercise, are assumed to be used to purchase treasury stock. Pursuant to the guidance of SFAS No. 128, *Earnings Per Share*, proceeds include: proceeds from the exercise of outstanding stock options; compensation cost for future service that the Company has not yet recognized; and any "windfall" tax benefits that would be credited directly to shareholders' equity when the grant generates a tax deduction (or a reduction in proceeds if there is a charge to equity). For a further discussion on the Company's stock plans, see note 9, above.

The following data illustrates the data used in computing earnings per share and the effects on income and the weighted-average number of shares of potentially dilutive common stock for the years ended December 31, 2007, 2006 and 2005: The number of shares and per-share data has been adjusted, for all periods, to reflect a 10% stock dividend paid on February 15, 2006:

	2007	2006	2005
Basic EPS:			
Net income available to common shareholders	$4,611,572	$4,125,283	$4,591,697
Weighted-average common shares outstanding	2,066,683	2,047,975	2,031,211
Basic EPS	$ 2.23	$ 2.01	$ 2.26
Diluted EPS:			
Net income available to common shareholders	$4,611,572	$4,125,283	$4,591,697
Weighted-average common shares outstanding	2,066,683	2,047,975	2,031,211
Diluted potential common shares	386	1,172	2,924
Weighted-average common shares and dilutive potential shares outstanding	2,067,069	2,049,147	2,034,135
Diluted EPS	$ 2.23	$ 2.01	$ 2.25

14. REGULATORY MATTERS

The Company (on a consolidated basis) and the Bank are subject to various regulatory capital requirements administered by the federal banking agencies. Failure to meet minimum capital requirements can initiate certain mandatory and possible additional discretionary actions by regulators that, if undertaken, could have a direct material effect on the Company's and the Bank's financial statements. Under capital adequacy guidelines and the regulatory framework for prompt corrective action, the Company and the Bank must meet specific capital guidelines that involve quantitative measures of their assets, liabilities and certain off-balance-sheet items as calculated under regulatory accounting practices. The capital amounts and classification are also subject to qualitative judgments by the regulators about components, risk-weightings and other factors. Prompt corrective action provisions are not applicable to bank holding companies.

Quantitative measures, established by regulation to ensure capital adequacy, require the Company and the Bank to maintain minimum amounts and ratios (set forth in the table below) of total and Tier I capital (as defined in the regulations) to risk-weighted assets (as defined), and of Tier I capital (as defined) to average assets (as defined). As of December 31, 2007, the Company and the Bank met all capital adequacy requirements to which they are subject.

To be categorized as well capitalized, the Company and the Bank must maintain minimum total risk-based, Tier I risk-based and Tier I leverage ratios as set forth in the following table. The Company's and the Bank's actual capital amounts and ratios are also presented in the table. No amounts were deducted from capital for interest-rate risk in either 2007 or 2006.

	Actual		For capital adequacy purposes		To be well capitalized under prompt corrective action provisions	
	Amount	Ratio	Amount	Ratio	Amount	Ratio
As of December 31, 2007:						
Total capital (to risk-weighted assets)						
Consolidated	$60,657,888	13.6%	≥$35,593,844	≥8.0%	N/A	N/A
Bank	$60,313,618	13.6%	≥$35,587,244	≥8.0%	≥$44,484,055	≥10.0%
Tier I capital (to risk-weighted assets)						
Consolidated	$55,754,463	12.5%	≥$17,796,922	≥4.0%	N/A	N/A
Bank	$55,485,085	12.5%	≥$17,793,622	≥4.0%	≥$26,690,433	≥6.0%
Tier I capital (to average assets)						
Consolidated	$55,754,463	9.5%	≥$23,573,565	≥4.0%	N/A	N/A
Bank	$55,485,085	9.4%	≥$23,557,576	≥4.0%	≥$29,446,969	≥5.0%
As of December 31, 2006:						
Total capital (to risk-weighted assets)						
Consolidated	$57,777,905	14.0%	≥$32,913,690	≥8.0%	N/A	N/A
Bank	$57,476,581	14.0%	≥$32,908,004	≥8.0%	≥$41,135,005	≥10.0%
Tier I capital (to risk-weighted assets)						
Consolidated	$52,544,818	12.8%	≥$16,456,845	≥4.0%	N/A	N/A
Bank	$52,322,924	12.7%	≥$16,454,002	≥4.0%	≥$24,681,003	≥6.0%
Tier I capital (to average assets)						
Consolidated	$52,544,818	9.3%	≥$22,533,961	≥4.0%	N/A	N/A
Bank	$52,322,924	9.3%	≥$22,518,803	≥4.0%	≥$28,148,504	≥5.0%

The Bank can pay dividends to the Company equal to the Bank's retained earnings which approximated $46,720,000 at December 31, 2007. However, such dividends are limited due to the capital requirements discussed above.

15. RELATED PARTY TRANSACTIONS

During the ordinary course of business, loans are made to executive officers, directors, greater than 5% shareholders and associates of such persons. These transactions are executed on substantially the same terms and at the rates prevailing at the time for comparable transactions with others. These loans do not involve more than the normal risk of collectibility or present other unfavorable features. A summary of loan activity with officers, directors, associates of such persons and shareholders who own more than 5% of the Company's outstanding shares is as follows:

	2007	2006	2005
Balance, beginning	$ 9,028,873	$ 9,165,554	$ 9,243,286
Adjustments for loans to individuals no longer officers, directors, associates or greater than 5% shareholders	(1,254,485)	—	(1,100)
Additions	1,261,950	1,600,137	1,560,469
Collections	(1,370,628)	(1,736,818)	(1,637,101)
Balance, ending	$ 7,665,710	$ 9,028,873	$ 9,165,554

Aggregate loans to directors and associates exceeding 2.5% of shareholders' equity included in the table above are as follows:

	2007	2006	2005
Number of persons	2	2	2
Balance, beginning	$7,349,167	$7,446,933	$7,890,075
Additions	793,049	2,312,295	334,734
Collections	(946,137)	(1,203,870)	(777,876)
Prior loan balances no longer exceeding threshold	—	(1,206,191)	—
Balance, ending	$7,196,079	$7,349,167	$7,446,933

As of December 31, 2007, 2006 and 2005, deposits from executive officers, directors and associates of such persons approximated $8,100,000, $7,876,000 and $5,405,000, respectively.

16. QUARTERLY FINANCIAL INFORMATION (UNAUDITED)

The following is a summary of quarterly results of operations for the years ended December 31, 2007, 2006 and 2005 (in thousands, except per share data):

2007	First quarter	Second quarter	Third quarter	Fourth quarter	Total
Interest income	$ 8,632	$ 8,684	$ 8,892	$ 9,071	$35,279
Interest expense	(4,328)	(4,362)	(4,470)	(4,500)	(17,660)
Net interest income	4,304	4,322	4,422	4,571	17,619
Credit for loan losses	—	—	60	—	60
Other income	1,214	1,329	1,309	1,354	5,206
Other expenses	(4,113)	(4,087)	(4,189)	(4,248)	(16,637)
Income before income taxes	1,405	1,564	1,602	1,677	6,248
Provision for income taxes	(361)	(405)	(424)	(446)	(1,636)
Net income	$ 1,044	$ 1,159	$ 1,178	$ 1,231	$ 4,612
Net income per share	$ 0.51	$ 0.56	$ 0.57	$ 0.59	$ 2.23

2006	First quarter	Second quarter	Third quarter	Fourth quarter	Total
Interest income	$ 7,893	$ 8,371	$ 8,595	$ 8,671	$33,530
Interest expense	(3,663)	(4,106)	(4,281)	(4,311)	(16,361)
Net interest income	4,230	4,265	4,314	4,360	17,169
Provision for loan losses	(75)	(175)	(75)	—	(325)
Gain on sale of investment securities	—	—	—	1	1
Other income	1,129	1,084	1,136	1,172	4,521
Other expenses	(3,923)	(3,948)	(3,996)	(4,012)	(15,879)
Income before income taxes	1,361	1,226	1,379	1,521	5,487
Provision for income taxes	(329)	(288)	(349)	(396)	(1,362)
Net income	$ 1,032	$ 938	$ 1,030	$ 1,125	$ 4,125
Net income per share	$ 0.51	$ 0.45	$ 0.51	$ 0.54	$ 2.01

2005	First quarter	Second quarter	Third quarter	Fourth quarter	Total
Interest income	$ 6,974	$ 7,103	$ 7,324	$ 7,619	$29,020
Interest expense	(2,698)	(2,785)	(2,962)	(3,276)	(11,721)
Net interest income	4,276	4,318	4,362	4,343	17,299
Provision for loan losses	(80)	(300)	(300)	(150)	(830)
Gain on sale of investment securities	—	3	—	2	5
Other income	747	1,123	1,228	1,047	4,145
Other expenses	(3,565)	(3,611)	(3,591)	(3,794)	(14,561)
Income before income taxes	1,378	1,533	1,699	1,448	6,058
Provision for income taxes	(358)	(397)	(405)	(306)	(1,466)
Net income	$ 1,020	$ 1,136	$ 1,294	$ 1,142	$ 4,592
Net income per share	$ 0.50	$ 0.56	$ 0.64	$ 0.56	$ 2.26

17. CONTINGENCIES

The nature of the Company's business generates some litigation involving matters arising in the ordinary course of business. However, in the opinion of management of the Company after consulting with the Company's legal counsel, no legal proceedings are pending, which, if determined adversely to the Company or the Bank, would have a material effect on the Company's shareholders' equity or results of operations. No legal proceedings are pending other than ordinary routine litigation incident to the business of the Company and the Bank. In addition, to management's knowledge, no government authorities have initiated or contemplated any material legal actions against the Company or the Bank.

18. RECENT ACCOUNTING PRONOUNCEMENTS

In September 2006, the FASB issued SFAS No. 157, *Fair Value Measurements* (SFAS 157). SFAS 157 defines fair value, establishes a framework for measuring fair value in accounting principles generally accepted in the United States of America, and expands disclosure about fair value measurements. SFAS 157 applies to other accounting standards that require or permit fair value measurements. Accordingly, it does not require any new fair value measurements. SFAS 157 is effective for fiscal years beginning after November 15, 2007 and interim periods within those fiscal years. The Company does not expect the adoption of this pronouncement to have a material effect on its consolidated financial statements.

In February 2007, FASB issued SFAS 159, *The Fair Value Option for Financial Assets and Financial Liabilities,* which permits entities to choose to measure at fair value eligible financial instruments and certain other items that are not currently required to be measured at fair value. SFAS 159 requires that unrealized gains and losses on items for which the fair value option has been elected be reported in earnings at each reporting date. SFAS 159 is effective for fiscal years beginning after November 15, 2007. The Company does not expect the adoption of this pronouncement to have a material effect on its consolidated financial statements.

In November 2007, the SEC staff issued Staff Accounting Bulletin (SAB) No. 109, *Written Loan Commitments Recorded at Fair Value Through Earnings.* SAB 109 requires entities to include the expected net future cash flows related to the associated servicing of the loan in the measurement of its written loan commitments that are accounted for at fair value through earnings. The provisions of SAB 109 are applicable on a prospective basis to written loan commitments recorded at fair value under GAAP that are issued or modified in fiscal quarters beginning after December 15, 2007. The Company does not expect the adoption of this pronouncement to have a material impact on its consolidated financial statements.

19. PARENT COMPANY ONLY

The following is the condensed financial information for Fidelity D & D Bancorp, Inc. on a parent company only basis (in thousands):

Condensed Balance Sheets

	December 31, 2007	December 31, 2006
Assets:		
Cash	$ 2	$ 17
Investment in subsidiary	54,812	51,275
Securities available-for-sale	489	447
Total	$55,303	$51,739
Liabilities and shareholders' equity:		
Liabilities	$ 112	$ 127
Shareholders' equity	55,191	51,612
Total	$55,303	$51,739

Condensed Income Statements

	Years ended December 31, 2007	2006	2005
Income:			
Equity in undistributed earnings of subsidiary	$ 3,163	$2,972	$3,504
Dividends from subsidiary	1,613	1,253	1,167
Other income	13	14	12
Total income	4,789	4,239	4,683
Operating expenses	267	163	136
Income before income taxes	4,522	4,076	4,547
Credit for income taxes	90	49	45
Net income	$ 4,612	$4,125	$4,592

Condensed Statements of Cash Flows

	Years ended December 31,		
	2007	2006	2005
Cash flows from operating activities:			
Net income	$4,612	$4,125	$4,592
Adjustments to reconcile net income to net cash used in operations:			
Equity in earnings of subsidiary	(4,777)	(4,225)	(4,671)
Stock-based compensation expense	16	29	—
Deferred income tax benefit	(3)	—	—
Changes in other assets and liabilities, net	(10)	19	16
Net cash used in operating activities	(162)	(52)	(63)
Cash flows provided by investing activities:			
Dividends received from subsidiary	1,613	1,253	1,167
Purchases of securities available for sale	(50)	—	—
Net cash provided by investing activities	1,563	1,253	1,167
Cash flows from financing activities:			
Dividends paid, net of dividend reinvestment	(1,484)	(1,240)	(1,133)
Exercise of stock options	—	—	—
Withholdings to purchase capital stock	68	48	32
Net cash used in financing activities	(1,416)	(1,192)	(1,101)
Net (decrease) increase in cash	(15)	9	3
Cash, beginning	17	8	5
Cash, ending	$ 2	$ 17	$ 8

Item 9: CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS ON ACCOUNTING AND FINANCIAL DISCLOSURE

None.

Item 9A: CONTROLS AND PROCEDURES

As of the end of the period covered by this Annual Report on Form 10-K, an evaluation was carried out by the Company's management, with the participation of its Chief Executive Officer and Chief Financial Officer, of the effectiveness of the Company's disclosure controls and procedures, as defined in Rule 13a-15(e) under the Securities Exchange Act of 1934. Based on such evaluation, the Chief Executive Officer and Chief Financial Officer concluded that the Company's disclosure controls and procedures are designed to ensure that information required to be disclosed in the reports the Company files or furnishes under the Securities Exchange Act of 1934 is recorded, processed, summarized and reported within the time periods specified in the SEC's rules and regulations, and are operating in an effective manner. In addition, the SEC has proposed to extend the deadline for non-accelerated filers, such as the Company, for an auditor attestation on internal control over financial reporting for one additional year from fiscal years ending after December 15, 2008 to fiscal years ending after December 15, 2009. Furthermore, the Company made no significant changes in its internal controls over financial reporting or in other factors that materially affected, or are reasonably likely to materially affect, these controls during the last fiscal quarter ended December 31, 2007.

Management's Report on Internal Control Over Financial Reporting

Management of the Company is responsible for establishing and maintaining adequate internal control over financial reporting. The Company's internal control over financial reporting is a process designed under the supervision of the Company's Chief Executive Officer and Chief Financial Officer, and implemented in conjunction with management and other personnel, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of the Company's consolidated financial statements for external purposes in accordance with generally accepted accounting principles.

There are inherent limitations in the effectiveness of any internal control, including the possibility of human error and the circumvention or overriding of controls. Accordingly, even effective internal control can provide only reasonable assurance with respect to financial statement preparation. Further, because of changes in conditions, the effectiveness of internal control may vary over time.

Management assessed the effectiveness of the Company's internal control over financial reporting as of December 31, 2007. This assessment was based on criteria for effective internal control over financial reporting described in "Internal Control – Integrated Framework," issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). Based on this assessment, management determined that, as of December 31, 2007, the Company maintained effective internal control over financial reporting.

This annual report does not include an attestation report of the Company's registered public accounting firm regarding internal control over financial reporting. Management's report was not subject to attestation by the Company's registered public accounting firm pursuant to temporary rules of the SEC that permit the Company to provide only management's report in this annual report.

Item 9B: OTHER INFORMATION

None.

PART III

Item 10: DIRECTORS AND EXECUTIVE OFFICERS AND CORPORATE GOVERNANCE

The information required under Items 401 and 407(c)(3), (d)(4) and (d)(5) of Regulation S-K is incorporated by reference herein, to the information presented in the Company's definitive Proxy Statement for its 2008 Annual Meeting of Shareholders to be filed with the SEC.

Section 16(a) Beneficial Ownership Reporting Compliance

The information required under this section is incorporated by reference herein, to the information presented in the Company's definitive Proxy Statement for its 2008 Annual Meeting of Shareholders to be filed with the SEC.

Code of Ethics

The Company adopted a written code of ethics that applies to our directors, officers and employees, including our chief executive officer and chief financial officer, which is available on our investor relations website at http://www.the-fidelity.com under the heading "Corporate Governance" of the Investor Relations link. In addition, copies of our code of ethics will be provided to shareholders upon written request to Fidelity D & D Bancorp, Inc., Blakely and Drinker Streets, Dunmore, PA 18512 at no charge.

Item 11: EXECUTIVE COMPENSATION

The information required by this Item is incorporated by reference herein, to the information presented in the Company's 2008 definitive Proxy Statement.

Item 12: SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT AND RELATED STOCKHOLDER MATTERS

The information required by this Item is incorporated by reference herein, to the information presented in the Company's 2008 definitive Proxy Statement.

Item 13: CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS, AND DIRECTOR INDEPENDENCE

The information required by this Item, relating to transactions with management and others, certain business relationships and indebtedness of management, is set forth above in Item 8 "Financial Statements and Supplementary Data" and is incorporated by reference herein to the information presented in the Company's 2008 definitive Proxy Statement.

Item 14: PRINCIPAL ACCOUNTANT FEES AND SERVICES

The information required by this Item is incorporated by reference herein, to the information presented in the Company's 2008 definitive Proxy Statement.

PART IV

Item 15: EXHIBITS AND FINANCIAL STATEMENT SCHEDULES

(a) (1) Financial Statements - The following financial statements are included by reference in Part II, Item 8 hereof:

Report of Independent Registered Public Accounting Firm.
Consolidated Balance Sheets.
Consolidated Statements of Income.
Consolidated Statements of Changes in Shareholders' Equity.
Consolidated Statements of Cash Flows.
Notes to Consolidated Financial Statements.

(2) Financial Statement Schedules

Financial Statement Schedules are omitted because the required information is either not applicable, the data is not significant or the required information is shown in the respective financial statements or in the notes thereto or elsewhere herein.

(3) Exhibits

The following exhibits are filed herewith or incorporated by reference as a part of this Form 10-K:

3(i) Amended and Restated Articles of Incorporation of Registrant. Incorporated by reference to Annex B of the Proxy Statement/Prospectus included in Registrant's Amendment 4 to its Registration Statement No. 333-90273 on Form S-4, filed with the SEC on April 6, 2000.

3(ii) Amended and Restated Bylaws of Registrant. Incorporated by reference to Exhibit 3(ii) to Registrant's Form 8-K filed with the SEC on November 21, 2007.

****10.1 1998 Independent Directors Stock Option Plan of The Fidelity Deposit and Discount Bank, as assumed by Registrant.*** Incorporated by reference to Exhibit 10.1 to Registrant's Registration Statement No. 333-90273 on Form S-4, filed with the SEC on November 3, 1999.

****10.2 1998 Stock Incentive Plan of The Fidelity Deposit and Discount Bank, as assumed by Registrant.*** Incorporated by reference to Exhibit 10.2 of Registrant's Registration Statement No. 333-90273 on Form S-4, filed with the SEC on November 3, 1999.

***10.3 Form of Deferred Compensation Plan of The Fidelity Deposit and Discount Bank.** Incorporated by reference to Exhibit 10.3 to Registrant's Registration Statement No. 333-45668 on Form S-1, filed with the SEC on September 12, 2000.

***10.4 Registrant's 2000 Dividend Reinvestment Plan.** Incorporated by reference to Exhibit 4 to Registrant's Registration Statement No. 333-45668 on Form S-1, filed with the SEC on September 12, 2000 and as amended by Pre-Effective Amendment No. 1 on October 11, 2000, by Post-Effective Amendment No. 1 on May 30, 2001 and by Post-Effective Amendment No. 2 on July 7, 2005.

***10.5 Registrant's 2000 Independent Directors Stock Option Plan.** Incorporated by reference to Exhibit 4.3 to Registrant's Registration Statement No. 333-64356 on Form S-8 filed with the SEC on July 2, 2001.

***10.6 Amendment, dated October 2, 2007, to the Registrant's 2000 Independent Directors Stock Option Plan.** Incorporated by reference to Exhibit 10.2 to Registrant's Form 8-K filed with the SEC on October 4, 2007.

***10.7 Registrant's 2000 Stock Incentive Plan.** Incorporated by reference to Exhibit 4.4 to Registrant's Registration Statement No. 333-64356 on Form S-8 filed with the SEC on July 2, 2001.

***10.8 Amendment, dated October 2, 2007, to the Registrant's 2000 Stock Incentive Plan.** Incorporated by reference to Exhibit 10.1 to Registrant's Form 8-K filed with the SEC on October 4, 2007.

***10.9 Registrant's 2002 Employee Stock Purchase Plan.** Incorporated by reference to Exhibit 4.5 to Registrant's Registration Statement No. 333-113339 on Form S-8 filed with the SEC on March 5, 2004.

***10.10 Employment Agreement between Fidelity D & D Bancorp, Inc., The Fidelity Deposit and Discount Bank and Steven C. Ackmann, dated June 21, 2004.** Incorporated by reference to Exhibit 99.1 to Registrant's Current Report on Form 8-K filed with the SEC on June 24, 2004.

***10.11 Complete Settlement Agreement and General Release between Michael F. Marranca, Registrant and The Fidelity Deposit and Discount Bank, dated July 30, 2004**. Incorporated by reference to Exhibit 99.1 to Registrant's Current Report on Form 8-K filed with the SEC on August 10, 2004.

***10.12 Change of Control and Severance Agreement between James T. Gorman, Registrant and The Fidelity Deposit and Discount Bank, dated September 19, 2005.** Incorporated by reference to Exhibit 99.1 to Registrant's Current Report on Form 8-K filed with the SEC on September 22, 2005.

***10.13 Amendment and Termination of the Deferred Compensation Agreement with Joseph J. Earyes, Daniel Santaniello, Registrant and The Fidelity Deposit and Discount Bank, dated November 1, 2005.** Incorporated by reference to Exhibits 99.1 and 99.2 to Registrant's Current Report on Form 8-K filed with the SEC on November 3, 2005.

***10.14 Amendment to the Complete Settlement Agreement and General Release between Michael F. Marranca, Registrant and The Fidelity Deposit and Discount Bank, dated November 4, 2005.** Incorporated by reference to Exhibit 99.1 to Registrant's Current Report on Form 8-K filed with the SEC on November 9, 2005.

***10.15 Change of Control Agreements with Daniel J. Santaniello, Salvatore R. DeFrancesco, James T. Gorman, Registrant and The Fidelity Deposit and Discount Bank, dated March 21, 2006.** Incorporated by reference to Exhibit 99.1, 99.2 and 99.3, respectively, to Registrant's Current Report on Form 8-K filed with the SEC on March 27, 2006.

***10.16 Amended and Restated Executive Employment Agreement between Fidelity D & D Bancorp, Inc., The Fidelity Deposit and Discount Bank and Steven C. Ackmann, dated July 11, 2007.** Incorporated by reference to Exhibit 10.1 to Registrant's Current Report on Form 8-K filed with the SEC on July 13, 2007.

***10.17 Executive Employment Agreement between Fidelity D & D Bancorp, Inc., The Fidelity Deposit and Discount Bank and Timothy P. O'Brien, dated January 3, 2008.** Incorporated by reference to Exhibit 10.1 to Registrant's Current Report on Form 8-K filed with the SEC on January 10, 2008.

10.18 Executive Employment Agreement between Fidelity D & D Bancorp, Inc., The Fidelity Deposit and Discount Bank and Daniel J. Santaniello, dated February 28, 2008. Incorporated by reference to Exhibit 10.1 to Registrant's Current Report on Form 8-K filed with the SEC on March 3, 2008.

11 Statement regarding computation of earnings per share. Included herein in Note 13 "Earnings per Share," contained within the notes to consolidated financial statements, and incorporated herein by reference.

12 Statement regarding computation of ratios. Included herein in Item 6, "Selected Financial Data."

13 Annual Report to Shareholders. Incorporated by reference to the 2007 Annual Report to Shareholders filed with the SEC on Form ARS.

14 Code of Ethics. Incorporated by reference to the 2003 Annual Report to Shareholders on Form 10-K filed with the SEC on March 29, 2004.

21 Subsidiaries of the Registrant.

23 Consent of Independent Registered Public Accounting Firm.

31.1 Rule 13a-14(a) Certification of Principal Executive Officer, filed herewith.

31.2 Rule 13a-14(a) Certification of Principal Financial Officer, filed herewith.

32.1 Certification of Principal Executive Officer pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002, filed herewith.

32.2 Certification of Principal Financial Officer pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002, filed herewith.

(b) ***The exhibits required to be filed by this Item are listed under Item 15(a) 3, above.***

(c) ***Not applicable.***

---

* Management contract or compensatory plan or arrangement.

SIGNATURES

Pursuant to the requirements of Section 13 or 15(d) of the Securities and Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

FIDELITY D & D BANCORP, INC.
(Registrant)

Date: March 12, 2008

By: /s/ STEVEN C. ACKMANN
Steven C. Ackmann,
President and Chief Executive Officer

Date: March 12, 2008

By: /s/ SALVATORE R. DEFRANCESCO, JR.
Salvatore R. DeFrancesco, Jr.,
Treasurer and Chief Financial Officer

Pursuant to the requirements of the Securities and Exchange Act of 1934, this report has been signed below by the following person on behalf of the registrant and in the capacities and on the dates indicated.

	DATE
By: /s/ STEVEN C. ACKMANN Steven C. Ackmann, President and Chief Executive Officer	March 12, 2008
By: /s/ SALVATORE R. DEFRANCESCO, JR. Salvatore R. DeFrancesco, Jr., Treasurer and Chief Financial Officer	March 12, 2008
By: /s/ SAMUEL C. CALI Samuel C. Cali, Chairman Emeritus and Director	March 12, 2008
By: /s/ PATRICK J. DEMPSEY Patrick J. Dempsey, Chairman of the Board of Directors and Director	March 12, 2008
By: /s/ JOHN T. COGNETTI John T. Cognetti, Assistant Secretary and Director	March 12, 2008
By: /s/ MICHAEL J. MCDONALD Michael J. McDonald, Vice Chairman of the Board of Directors and Director	March 12, 2008
By: /s/ DAVID L. TRESSLER David L. Tressler, Director	March 12, 2008
By: /s/ MARY E. MCDONALD Mary E. McDonald, Director	March 12, 2008
By: /s/ BRIAN J. CALI Brian J. Cali, Director	March 12, 2008

EXHIBIT INDEX

	Page
3(i) Amended and Restated Articles of Incorporation of Registrant. Incorporated by reference to Annex B of the Proxy Statement/Prospectus included in Registrant's Amendment 4 to its Registration Statement No. 333-90273 on Form S-4, filed with the SEC on April 6, 2000.	*
3(ii) Amended and Restated Bylaws of Registrant. Incorporated by reference to Exhibit 3(ii) to Registrant's Form 8-K filed with the SEC on November 21, 2007.	*
10.1 1998 Independent Directors Stock Option Plan of The Fidelity Deposit and Discount Bank, as assumed by Registrant. Incorporated by reference to Exhibit 10.1 to Registrant's Registration Statement No. 333-90273 on Form S-4, filed with the SEC on November 3, 1999.	*
10.2 1998 Stock Incentive Plan of The Fidelity Deposit and Discount Bank, as assumed by Registrant. Incorporated by reference to Exhibit 10.2 of Registrant's Registration Statement No. 333-90273 on Form S-4, filed with the SEC on November 3, 1999.	*
10.3 Form of Deferred Compensation Plan of The Fidelity Deposit and Discount Bank. Incorporated by reference to Exhibit 10.3 to Registrant's Registration Statement No. 333-45668 on Form S-1, filed with the SEC on September 12, 2000.	*
10.4 Registrant's 2000 Dividend Reinvestment Plan. Incorporated by reference to Exhibit 4 to Registrant's Registration Statement No. 333-45668 on Form S-1, filed with the SEC on September 12, 2000 and as amended by Pre-Effective Amendment No. 1 on October 11, 2000, by Post-Effective Amendment No. 1 on May 30, 2001 and by Post-Effective Amendment No. 2 on July 7, 2005.	*
10.5 Registrant's 2000 Independent Directors Stock Option Plan. Incorporated by reference to Exhibit 4.3 to Registrant's Registration Statement No. 333-64356 on Form S-8 filed with the SEC on July 2, 2001.	*
10.6 Amendment, dated October 2, 2007, to the Registrant's 2000 Independent Directors Stock Option Plan. Incorporated by reference to Exhibit 10.2 to Registrant's Form 8-K filed with the SEC on October 4, 2007.	*
10.7 Registrant's 2000 Stock Incentive Plan. Incorporated by reference to Exhibit 4.4 to Registrant's Registration Statement No. 333-64356 on Form S-8 filed with the SEC on July 2, 2001.	*
10.8 Amendment, dated October 2, 2007, to the Registrant's 2000 Stock Incentive Plan. Incorporated by reference to Exhibit 10.1 to Registrant's Form 8-K filed with the SEC on October 4, 2007.	*
10.9 Registrant's 2002 Employee Stock Purchase Plan. Incorporated by reference to Exhibit 4.5 to Registrant's Registration Statement No. 333-113339 on Form S-8 filed with the SEC on March 5, 2004.	*
10.10 Employment Agreement between Fidelity D & D Bancorp, Inc., The Fidelity Deposit and Discount Bank and Steven C. Ackmann, dated June 21, 2004. Incorporated by reference to Exhibit 99.1 to Registrant's Current Report on Form 8-K filed with the SEC on June 24, 2004.	*
10.11 Complete Settlement Agreement and General Release between Michael F. Marranca, Registrant and The Fidelity Deposit and Discount Bank, dated July 30, 2004. Incorporated by reference to Exhibit 99.1 to Registrant's Current Report on Form 8-K filed with the SEC on August 10, 2004.	*
10.12 Change of Control and Severance Agreement between James T. Gorman, Registrant and the Fidelity Deposit and Discount Bank, dated September 19, 2005. Incorporated by reference to Exhibit 99.1 to Registrant's Current Report on Form 8-K filed with the SEC on September 22, 2005.	*

10.13 Amendment and Termination of the Deferred Compensation Agreement with Joseph J. Earyes, Daniel Santaniello, Registrant and The Fidelity Deposit and Discount Bank, dated November 1, 2005. Incorporated by reference to Exhibits 99.1 and 99.2 to Registrant's Current Report on Form 8-K filed with the SEC on November 3, 2005. *

10.14 Amendment to the Complete Settlement Agreement and General Release between Michael F. Marranca, Registrant and The Fidelity Deposit and Discount Bank, dated November 4, 2005. Incorporated by reference to Exhibit 99.1 to Registrant's Current Report on Form 8-K filed with the SEC on November 9, 2005. *

10.15 Change of Control Agreements with Daniel J. Santaniello, Salvatore R. DeFrancesco, James T. Gorman, Registrant and The Fidelity Deposit and Discount Bank, dated March 21, 2006. Incorporated by reference to Exhibit 99.1, 99.2 and 99.3, respectively, to Registrant's Current Report on Form 8-K filed with the SEC on March 27, 2006. *

10.16 Amended and Restated Executive Employment Agreement between Fidelity D & D Bancorp, Inc., The Fidelity Deposit and Discount Bank and Steven C. Ackmann, dated July 11, 2007. Incorporated by reference to Exhibit 10.1 to Registrant's Current Report on Form 8-K filed with the SEC on July 13, 2007. *

10.17 Executive Employment Agreement between Fidelity D & D Bancorp, Inc., The Fidelity Deposit and Discount Bank and Timothy P. O'Brien, dated January 3, 2008. Incorporated by reference to Exhibit 10.1 to Registrant's Current Report on Form 8-K filed with the SEC on January 10, 2008. *

10.18 Executive Employment Agreement between Fidelity D & D Bancorp, Inc., The Fidelity Deposit and Discount Bank and Daniel J. Santaniello, dated February 28, 2008. Incorporated by reference to Exhibit 10.1 to Registrant's Current Report on Form 8-K filed with the SEC on March 3, 2008. *

11 Statement regarding computation of earnings per share. Included herein Note 13, "Earnings per Share," contained within the Notes to Consolidated Financial Statements, and incorporated herein by reference. 69

12 Statement regarding computation of ratios. Included herein in Item 6, "Selected Financial Data". 14

13 Annual Report to Shareholders. Incorporated by reference to the 2007 Annual Report to Shareholders filed with the SEC on Form ARS. *

14 Code of Ethics. Incorporated by reference to the 2003 Annual Report to Shareholders on Form 10-K filed with the SEC on March 29, 2004. *

21 Subsidiaries of the Registrant. 82

23 Consent of Independent Registered Public Accounting Firm. 83

31.1 Rule 13a-14(a) Certification of Principal Executive Officer. 84

31.2 Rule 13a-14(a) Certification of Principal Financial Officer. 85

32.1 Certification of Principal Executive Officer pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002. 86

32.2 Certification of Principal Financial Officer pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002. 87

---

*Incorporated by Reference

Exhibit 21

Subsidiaries of the Registrant

Subsidiary	State of Incorporation
The Fidelity Deposit and Discount Bank	Pennsylvania

Exhibit 23

PARENTE RANDOLPH

The Power of Ideas

Consent of Independent Registered Public Accounting Firm

We hereby consent to the incorporation by reference in Fidelity D & D Bancorp, Inc.'s Annual Report on Form 10-K filed with the Securities and Exchange Commission of our report dated March 12, 2008 relating to the consolidated financial statements of Fidelity D & D Bancorp, Inc. and Subsidiary as of December 31, 2007 and 2006, and for each of the years in the three-year period ended December 31, 2007, which report appears in the Registrant's Annual Report to Shareholders for the year ended December 31, 2007.

Parente Randolph, LLC

Scranton, Pennsylvania
March 12, 2008

Exhibit 31.1

CERTIFICATION

I, Steven C. Ackmann, certify that:

1. I have reviewed this annual report on Form 10-K of Fidelity D & D Bancorp, Inc.;

2. Based on my knowledge, this annual report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this annual report;

3. Based on my knowledge, the financial statements, and other financial information included in this annual report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this annual report;

4. The registrant's other certifying officer and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) and internal control over financial reporting (as defined in Exchange Act Rules 13a-15(f) and 15d-15(f)) for the registrant and have:

(a) Designed such disclosure controls and procedures or caused such disclosure controls and procedures to be designed under our supervision to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this annual report is being prepared;

(b) Designed such internal control over financial reporting, or caused such control over financial reporting to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles;

(c) Evaluated the effectiveness of the registrant's disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosures and procedures, as of the end of the period covered by this report based on such evaluation; and

(d) Disclosed in this report any change in the registrant's internal control over financial reporting that occurred during the registrant's fourth fiscal quarter that has materially affected , or is reasonably likely to materially affect, the registrant's internal control over financial reporting; and

5. The registrant's other certifying officer and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the registrant's auditors and the audit committee of registrant's board of directors (or persons performing the equivalent functions);

(a) All significant deficiencies and material weakness in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the registrant's ability to record, process, summarize and report financial information; and

(b) Any fraud, whether or not material, that involves management or other employees, who have a significant role in the registrant's internal control over financial reporting.

Date: March 12, 2008

By: /s/ STEVEN C. ACKMANN
Steven C. Ackmann,
President and Chief Executive Officer

CERTIFICATION

I, Salvatore R. DeFrancesco, Jr., certify that:

1. I have reviewed this annual report on Form 10-K of Fidelity D & D Bancorp, Inc.;

2. Based on my knowledge, this annual report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this annual report;

3. Based on my knowledge, the financial statements, and other financial information included in this annual report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this annual report;

4. The registrant's other certifying officer and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) and internal control over financial reporting (as defined in Exchange Act Rules 13a-15(f) and 15d-15(f)) for the registrant and have:

(a) Designed such disclosure controls and procedures or caused such disclosure controls and procedures to be designed under our supervision to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this annual report is being prepared;

(b) Designed such internal control over financial reporting, or caused such control over financial reporting to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles;

(c) Evaluated the effectiveness of the registrant's disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosures and procedures, as of the end of the period covered by this annual report based on such evaluation; and

(d) Disclosed in this report any change in the registrant's internal control over financial reporting that occurred during the registrant's fourth fiscal quarter that has materially affected , or is reasonably likely to materially affect, the registrant's internal control over financial reporting; and

5. The registrant's other certifying officer and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the registrant's auditors and the audit committee of registrant's board of directors (or persons performing the equivalent functions);

(a) All significant deficiencies and material weakness in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the registrant's ability to record, process, summarize and report financial information; and

(b) Any fraud, whether or not material, that involves management or other employees, who have a significant role in the registrant's internal control over financial reporting.

Date: March 12, 2008

By:/s/ SALVATORE R. DEFRANCESCO, JR.
Salvatore R. DeFrancesco, Jr.
Treasurer and Chief Financial Officer

Exhibit 32.1

CERTIFICATION PURSUANT TO
18 U.S.C. SECTION 1350
AS ADDED BY
SECTION 906 OF THE SARBANES-OXLEY ACT OF 2002

In connection with the Annual Report on Form 10-K of Fidelity D & D Bancorp, Inc. (the "Company") for the year ended December 31, 2007, as filed with the Securities and Exchange Commission (the "Report"), I, Steven C. Ackmann, President and Chief Executive Officer of the Company, certify, pursuant to 18 U.S.C. §1350, as added by § 906 of the Sarbanes-Oxley Act of 2002, that:

1. The Report fully complies with the requirements of Section 13(a) or 15(d) of the Securities Exchange Act of 1934; and

2. To my knowledge, the information contained in the Report fairly presents, in all material respects, the financial condition and results of operations of the Company as of and for the period covered by the Report.

Date: March 12, 2008

By: /s/ STEVEN C. ACKMANN
Steven C. Ackmann,
President and Chief Executive Officer

Exhibit 32.2

CERTIFICATION PURSUANT TO
18 U.S.C. SECTION 1350
AS ADDED BY
SECTION 906 OF THE SARBANES-OXLEY ACT OF 2002

In connection with the Annual Report on Form 10-K of Fidelity D & D Bancorp, Inc. (the "Company") for the year ended December 31, 2007, as filed with the Securities and Exchange Commission (the "Report"), I, Salvatore R. DeFrancesco, Jr., Treasurer and Chief Financial Officer of the Company, certify, pursuant to 18 U.S.C. §1350, as added by § 906 of the Sarbanes-Oxley Act of 2002, that:

1. The Report fully complies with the requirements of Section 13(a) or 15(d) of the Securities Exchange Act of 1934; and

2. To my knowledge, the information contained in the Report fairly presents, in all material respects, the financial condition and results of operations of the Company as of and for the period covered by the Report.

Date: March 12, 2008

By:/s/ SALVATORE R. DEFRANCESCO, JR.
Salvatore R. DeFrancesco, Jr.
Treasurer and Chief Financial Officer

In Memoriam...

Mr. Paul A. Barrett
1933-2007



Mr. Barrett served as Secretary of the Board of Directors. He was a principal shareholder with the law firm of O'Malley, Harris, Durkin and Perry, P.C. He joined the Bank Board in 1988 and the Company Board in 1999.

"Paul exemplified the qualities needed in a first class director; he was smart, inquisitive, engaged, and asked the hard questions. Yet, all of these qualities came from a gentleman with a quick wit and a open smile. Paul was a joy to work with and we miss him greatly".

- ***Steven C. Ackmann***
  President & Chief Executive Officer

Products and Services

CONSUMER DEPOSIT PRODUCTS
- Choice Banking
- Money Market Accounts
- Optimum Choice Savings
- Statement Savings Accounts
- Scholar Savings Accounts
- Fixed Rate or Variable Rate IRA Certificates of Deposit
- Christmas and All Purpose Club Accounts
- Certificates of Deposit

CONSUMER ELECTRONIC SERVICES
- Courtesy Coverage
- Fidelity At Work Program (Offered to businesses for their employees)
- Direct Deposit Services
- ATM Services:
  - Fidelity Check Card
- Telephone Link
- On-Line Banking
- Web Bill Pay
- EZ Statement

CONSUMER LOAN PRODUCTS
- Home Equity Loans
- Home Equity Line of Credit
- Mortgage Loans
- Construction Mortgages
- Auto Loans
- Installment Loans
- Student Loans
- Preferred Lines of Credit

BUSINESS LOAN PRODUCTS
- Commercial Loans
- Equipment Loans
- Lines of Credit
- Municipal Loans
- Community Development Loans
- Commercial/Equipment Leasing
- Commercial Mortgages
- Letters of Credit

SPECIAL BUSINESS LOAN PROGRAMS
- SBA Loan Programs
- PEDFA Loans
- FHLB - BOB Program

BUSINESS ELECTRONIC SERVICES
- Cash Manager
- Telephone Link
- On-Line Banking
- MasterCard/Visa Merchant Processing
- ACH Origination Processing
- Business Check Card
- Remote Deposit

BUSINESS DEPOSIT PRODUCTS AND SERVICES
- Business Freedom Checking
- Business NOW Accounts
- Business Money Market Deposit Accounts
- Corporate Checking
- Fidelity Visa Business Check Card
- Savings Accounts
- Certificates of Deposit
- Sweep Accounts
- Fidelity At Work Program
- Fidelity Muni Choice

INVESTMENT SERVICES*
- Retirement Planning
- College Funding
- Estate Planning
- Life Insurance
- Annuities
- Mutual Funds
- Stocks & Bonds

TRUST SERVICES
- Corporate Trust Services
  - Bond Trustee
  - Paying Agent
  - Institutional Money Management
- Personal Trust
  - Revocable and Irrevocable Trusts
- Charitable Trusts
- Special Needs Trusts
- Testamentary Trusts
- Estate Settlement & Services
- Endowments
- Guardianships

ADDITIONAL BANK SERVICES
- Acceptance of County Real Estate Taxes
- Acceptance of Tax Payments for Business
- Series "EE" and "I" U.S. Savings Bonds
- Travelers Checks, Money Orders, Certified Checks, and Cashier Checks
- Wire Transfer Services
- Safe Deposit Services
- ACH Services
- Direct Deposit Services

*Not FDIC insured. No Bank Guarantee. May Lose Value.

EQUAL HOUSING LENDER FDIC

END

Fidelity BANK
DEPOSIT & DISCOUNT Member FDIC

800.388.4380 | WWW.BANKATFIDELITY.COM

This Annual Report may contain forward-looking statements as defined in the Private Securities Litigation Reform Act of 1995. Actual results and trends could differ materially from those set forth in such statements due to various factors. These factors include the possibility that increased demand or prices for the company's financial services and products may not occur, changing economic, interest rate and competitive conditions, technological developments and other risks and uncertainties, including those detailed in the company's filings with the Securities and Exchange Commission.